                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F __X__   Form 40-F


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes __     No __X__


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's Annual Report for the year ended December 31, 2003, prepared in accordance with the requirements of The Stock Exchange of Hong Kong Limited.

     This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o various expected plans and measures to be taken and the intended or anticipated effects or benefits of such plans and measures as discussed under "Chairman's Letter - Standardised Operations and Business Prospects";

     o the Registrant's plan to focus its exploration efforts for oil and natural gas on the Erdos, Junggar, Tarim, Songliao and Bohai Bay basins;

     o the Registrant's anticipated capital expenditures for each of its segments for the year ending December 31, 2004 and non segment-specific capital expenditures for the same period;

     o    the Registrant's plan for segment operations, including:

          - continuing to enhance exploration and production to ensure continuous increase in oil and natural gas output;

          - continuing to improve marketing network and increase market shares;

          - continuing to adjust and optimize the refining and chemicals business to improve the profitability of the Registrant's refining and marketing segment and chemicals and marketing segment; and

          - continuing to carefully organize the construction of key natural gas pipeline projects to achieve various construction targets;

     o the Registrant's plan to actively promote overseas oil and natural gas exploration and development business, and to selectively develop overseas refining and chemicals processing business and marketing networks;

     o various expected plans and measures to be taken with respect to each of the Registrant's business segments and the intended or anticipated effects and impact of such plans and measures as discussed under "Business Operating Review";

     o the Registrant's plan to carry out various training programs for its staff and maintain strict control over the size of its workforce;

     o the Registrant's plan to further streamline its production facilities for the next several years and the anticipated impact of such plan on the results of operations and financial position of the Registrant;

     o the Registrant's plans to adopt various measures to enhance its value and maximize shareholders' value; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

Output of crude oil for 2003: 774.9 million barrels, representing an increase of 0.66% from 2002

Output of marketable natural gas for 2003: 691.3 billion cubic feet, representing an increase of 14.26% from 2002

Total output of oil and gas for 2003: 890.1 million barrels of oil equivalent, representing an increase of 2.24% from 2002

Consolidated turnover for 2003: RMB303,779 million, representing an increase of 24.28% from 2002

Consolidated net profit for 2003: RMB69,614 million, representing an increase of 48.40% from 2002

Basic and diluted earnings per share for 2003: RMB0.40, representing an increase of RMB0.13 from 2002

The Board of Directors recommends a distribution of a final dividend for 2003 of RMB0.079324 per share

CONTENTS

COMPANY PROFILE

CHAIRMAN'S LETTER

FINANCIAL HIGHLIGHTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

CORPORATE GOVERNANCE STRUCTURE

REPORT OF DIRECTORS

REPORT OF THE SUPERVISORY COMMITTEE

BUSINESS OPERATING REVIEW

CRUDE OIL AND NATURAL GAS RESERVES INFORMATION

REPORT OF INTERNATIONAL AUDITORS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES (UNAUDITED)

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

CORPORATE INFORMATION

NOTICE OF ANNUAL GENERAL MEETING

MAJOR EVENTS IN 2003

COMPANY PROFILE

         PetroChina Company Limited (the "COMPANY") was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC") on November 5, 1999 as part of the restructuring of China National Petroleum Corporation ("CNPC"). In the restructuring, CNPC injected into the Company most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and natural gas businesses.

The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities, including:

     - the exploration, development, production and sale of crude oil and natural gas;

     - the refining, transportation, storage and marketing of crude oil and petroleum products;

     - the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products; and

     - the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

The American Depositary Shares ("ADSs") and H shares of the Company were listed on The New York Stock Exchange, Inc. and The Stock Exchange of Hong Kong Limited on April 6, 2000 and April 7, 2000, respectively.

Company's Registered Chinese Name:                             [CHINESE CHARACTER]
Company's English Name:                                        PetroChina Company Limited
Company's Legal Representative:                                Ma Fucai
Secretary to the Board:                                        Li Huaiqi
Company's Legal Address:                                       World Tower 16 Andelu
                                                               Dongcheng District Beijing
                                                               The People's Republic of China
Postal Code:                                                   100011
Telephone:                                                     (8610) 8488 6270
Facsimile:                                                     (8610) 8488 6260
Places of Listing:

       H Shares: The Stock Exchange of Hong Kong Limited             Code: 857
       ADSs: The New York Stock Exchange, Inc.                       Symbol: PTR

CHAIRMAN'S LETTER

Dear Shareholders,

         I am pleased to submit to you the annual report of the Company for the year ended December 31, 2003.

REVIEW OF RESULTS AND OPERATIONS

         The Company is the largest oil and gas producer and seller that assumes a leading position in the oil and gas industry in the PRC. The Company is engaged in a broad range of petroleum-related activities.

         In 2003, the Company calmly responded to the outbreak of severe acute respiratory syndrome (SARS) and overcome the adverse effects of the situation through efficient organisation. By enhancing management efforts and taking other measures, the Company managed to achieve satisfactory operating results, with its overall development trend remarkably better than anticipated. In 2003, the Company's profit before taxation was RMB98.322 billion, representing an increase of 42.00% compared to the previous year. Net profit was RMB69.614 billion, representing an increase of 48.40% over the previous year. The exploration and production segment remained a principal source of profit for the Company.

         The basic and diluted earnings per share of the Company was RMB0.40.

         The Board of Directors of the Company recommends a final dividend of RMB0.079324 per share for 2003 (together with the interim dividend of RMB
0.098841 per share, the annual dividend for 2003 is RMB0.178165 per share), subject to the approval of the shareholders in the annual general meeting to be held on May 18, 2004.

BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

         The 2002 annual general meeting of the Company was held in Beijing, the PRC on May 28, 2003. Article 89 of the Company's Articles of Association provides that "Directors shall be elected by the shareholders' meeting for a term of three years and may serve consecutive terms if re-elected upon expiry of their term of office". As the term of office of three of the Company's Directors had expired, a resolution for the election of three Directors of the Company was considered and approved at the meeting. It was resolved that Mr Wang Fucheng and Mr Zheng Hu be elected as Directors and Mr Franco Bernabe as an independent Director of the Company. Please refer to the section "Brief Biography of Directors, Secretary, Supervisors and Senior Management" in the "Report of Directors" for their respective brief biography.

         The Board of Directors currently consists of twelve Directors, including three independent non-executive Directors. In 2003, the Board of Directors held three regular and three extraordinary meetings, at which sixteen resolutions were approved.

         Mr Wu Yaowen, Vice Chairman of the Company, has applied for resignation from the posts of Director and Vice Chairman by reason of his age. Mr Wu has already resigned from the post of Vice President of CNPC.

         In accordance with the Company's Articles of Association, the Board of Directors shall consist of thirteen Directors. Mr Wu's resignation will result in two vacancies. To ensure the normal operation of the Board of Directors, Mr Zhou Jipin and Mr Duan Wende have been nominated as candidates for Directors in accordance with the procedures stipulated in the Company's Articles of Association. Their official appointment is subject to approval by the shareholders.

         Mr Zhou Jipin, aged 52, holds a Master's degree in marine geologic structure from the Nanhai Marine Research Institute of the China Academy of Sciences. Mr Zhou worked as Vice-Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Company, Deputy General Manager of China National Oil & Gas Exploration and Exploitation Corporation and concurrently as President of the Greater Nile Petroleum Operating Company (Sudan) from November 1996. He has been General Manager of China National Oil & Gas Exploration and Exploitation Corporation and concurrently Deputy Director of the International Exploration and Development Cooperation Bureau of China National Petroleum Company since December 1997, Assistant to the General Manager of CNPC and concurrently General Manager of China National Oil & Gas Exploration and Exploitation Corporation since August 2001 and Deputy General Manager of CNPC since December 2003.

         Please refer to the section "Brief Biography of Directors, Secretary, Supervisors and Senior Management" in the "Report of Directors" for the brief biography of Mr Duan Wende.

         As Mr Chen Geng's term of office as Director is due to expire, he will serve consecutive terms if he is re-elected at shareholders' meeting.

         The Supervisory Committee consists of seven Supervisors. Having both reached retirement age, Mr Chen Weizhong and Mr Bai Xinhe have requested to resign from their posts as Supervisors.

         In order to fill the two vacancies and ensure the normal operation of the Supervisory Committee, Mr Sun Xianfeng and Mr Xu Fengli have been nominated as candidates for Supervisors. Their official appointment is subject to approval by the shareholders.

         Mr Sun Xianfeng, aged 51, graduated from the Exploration Discipline of Huadong Petroleum Institute. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Company from November 1996, transferred to the Eighth Office of the State Council Compliance Inspectors' General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary director in June 1998. He has been Deputy Director of the Audit Department of CNPC since October 2000, and has worked concurrently as Director of the Audit Services Centre of CNPC since December 2000.

         Mr Xu Fengli, aged 56, graduated from the Financial Management Discipline of Xi'an Petroleum Institute for Cadres in Charge of Financial Affairs. Mr Xu has been Chief Accountant of Fushun Petrochemical Corporation since November 1995, Deputy Director of Finance and Assets Department of CNPC since November 1998, Deputy General Manager of the Finance Department of the Company since December 1999 and Director of the Administrative Office of the Supervisory Committee of the Company since October 2003.

         I would like to take this opportunity to express my gratitude to Mr Wu Yaowen, Vice Chairman and Director, and Mr Chen Weizhong and Mr Bai Xinhe, Supervisors, for their contributions to the Company during their respective terms of office, and to congratulate Mr Wang Fucheng, Mr Zheng Hu and Mr Franco Bernabe for being re-elected as Directors of the Company. I would also like to take this opportunity to express my sincere thanks for the support of our shareholders, the close cooperation of our Board of Directors and Supervisory Committee and the hard work of all our employees.

STANDARDISED OPERATIONS AND BUSINESS PROSPECTS

         The Company strictly follows the regulatory laws and regulations of its places of listing and operates according to relevant laws and standards. In 2003, a number of positive and effective measures were taken according to regulatory requirements. The Company's H share price rose steadily in 2003 to a closing price of HK$4.45 per share at the end of the year, representing an increase of almost 200% over the price at the end of 2002, or an increase of almost 250% over the issue price of the H shares.

         In 2003, the Company continued to enhance exploration and exploitation of oil and gas reserves, advance geological survey and integrate exploration and exploitation, making a series of important achievements. The target of a steady increase in crude oil production was attained through strategic adjustments of crude oil production in the east on the one hand and speeding up of production in the west on the other hand. Natural gas business continued its rapid growth, recording substantial increases in both output and the sales volume. Overseas project in Indonesia was running well in terms of production and operations.

         The Company continued to emphasise on the improvement of resources allocation and restructuring of the refining and chemicals business. While speeding up the construction of 10-million-ton-class refining and chemicals production bases, the Company improved the allocation of resources, carefully organised production and operations, accelerated the construction of key refining and chemicals projects and technology upgrading, stepped up the construction of sales networks for end products in the oil refining business, and unified the sales of chemical products, thus leading to a remarkable increase in scale-related strengths and profitability, an increase in the profits from oil refining business and the turning of the overall loss of the chemicals business into profits.

         By accelerating the construction of key projects such as the West-East Pipeline project, the Company increased its efforts to achieve continued developments. The eastern section of the West-East Pipeline project was completed and began to supply gas to downstream users from October 16, 2003. Major work of the western section was completed. The controlling work for the Zhongxian-Wuhan pipeline was half-completed. The preliminary design of the second Shaanxi-Beijing gas pipeline was completed and the controlling work has already started.

         The Company continued to promote e-commerce by making use of the website "Energyahead" (www.energyahead.com), which was maintained as an e-commerce platform.

Procurement cost was lowered through the unification of procurement activities and the promotion of centralised procurement of goods in large quantities.

         In the course of its production and operation, the Company persistently adhered to the principle of "safety first and focus on prevention", carried out management work in a way that is orientated towards the people, and provided in-depth skills training for each post and work safety education centred around the post responsibility system, tightened the administration of safety production on contract basis and fully promoted the establishment of the Health, Safety and Environment (HSE) management system. The Company achieved clean production by treating pollution at its sources and controlling the discharge of pollutants.

         Looking forward, the Company intends to continue to improve oil and gas exploration and exploitation, adjust and optimise its refining and chemicals business, speed up the construction of key projects, stress on marketing efforts and develop its overseas business, so as to achieve better operating results.

         For the exploration and production business, the Company will continue to give top priority to exploration, greatly improve pre-exploration work and strive to increase reserves of good quality and high efficiency. Emphasis will be put on the tapping of resource potentials of existing oilfields and the continuous increase of recovery rate. The expansion of the production capacity of new blocks will be sped up, so as to ensure a steady increase in the output of crude oil, a significant growth in the output of natural gas and an overall improvement in exploration and exploitation standards and economic benefits, and maintain the Company's leading position in China's oil and gas industry.

         For the refining and chemicals business, the Company will continue to optimise resources and restructure its business, use its best endeavours to organise operations and the construction of key projects, and strive to achieve a continuous and steady increase in profits.

         For the marketing business, the Company will continue to improve its marketing structure, push ahead the construction of marketing networks and use its best endeavours to open up new markets, so as to achieve a continued increase in its market shares and marketing benefits.

         For the natural gas and pipeline business, the Company intends to monitor pipeline construction work with the West-East Pipeline project as the focus, and achieve targets in terms of the control of construction timetable, quality and investments. The Company intends to continue to plan the development of the national pipeline network and facilities, so as to establish a solid foundation for the gradual formation of a trunk pipeline network connecting the source of natural gas and covering major markets in China.

         For the overseas business, the Company will accelerate the implementation of its overseas business development strategy and expand its international operation. It will actively promote its overseas oil and gas exploration and development business, selectively develop overseas refining and chemicals processing business and marketing networks, speed up the development of its international trade and continue to open up new areas for international business operations.

         The Company's management will persist in enhancing the Company's value and strive to maximise benefits and value for its shareholders. The Company will make substantial efforts in technological innovation and management innovation, establish a sound internal control system and mechanism which comply with regulatory requirements and, by way of prudent operations, promote the continuous, effective and speedy development of the Company.

                                                                        MA FUCAI
                                                           Chairman of the Board
                                                                Beijing, the PRC
                                                                  March 24, 2004

FINANCIAL HIGHLIGHTS

                                                                    YEAR ENDED DECEMBER 31
                                            1999             2000            2001              2002           2003
                                                                         RMB (MILLION)
                                           -------          -------         -------           -------        -------
TURNOVER                                   181,671          245,279         241,320           244,424        303,779
                                           -------          -------         -------           -------        -------
 OPERATING EXPENSES
    Purchases, services
    and other                              (65,868)         (64,251)        (78,529)          (71,690)       (90,850)
    Employee compensation
      costs                                (11,598)         (15,129)        (14,608)          (16,248)       (19,542)
    Exploration expenses,
      including exploratory
      dry holes                             (7,344)          (8,680)         (7,344)           (8,095)       (10,577)
    Depreciation, depletion
      and amortisation                     (23,706)         (34,209)        (33,615)          (36,782)       (40,531)
    Selling, general and
    administrative expenses                (13,447)         (17,621)        (21,735)          (22,474)       (23,930)
    Employee separation costs
      and shut down of
      manufacturing assets                       -           (6,579)           (487)           (2,121)        (2,355)
  Impairment loss on assets
    retained by CNPC Group                  (2,007)               -               -                 -              -
  Taxes other than
    income taxes                           (10,293)         (13,258)        (13,951)          (14,613)       (15,879)
  Revaluation of property, plant
    and machinery equipment                 (1,122)               -               -                 -           (391)
  Other income/(expense) net                   201             (119)             88               (60)          (538)
                                           -------          -------         -------           -------        -------
TOTAL OPERATING EXPENSE                   (135,184)        (159,846)       (170,181)         (172,083)      (204,593)
                                           -------          -------         -------           -------        -------
PROFIT FROM OPERATIONS                      46,487           85,433          71,139            72,341         99,186
                                           -------          -------         -------           -------        -------
FINANCE COSTS
    Exchange gain                              129            1,406             390               133             53
    Exchange loss                           (2,362)            (234)           (140)             (449)          (233)
    Interest income                            638              591             809               463            677
    Interest expense                        (9,056)          (6,286)         (4,408)           (3,516)        (2,346)
                                           -------          -------         -------           -------        -------
TOTAL FINANCE COSTS                        (10,651)          (4,523)         (3,349)           (3,369)        (1,849)
                                           -------          -------         -------           -------        -------
SHARE OF PROFIT OF
  ASSOCIATED COMPANIES                         128              584             341               268            985
                                           -------          -------         -------           -------        -------
PROFIT BEFORE TAXATION                      35,964           81,494          68,131            69,240         98,322
                                           -------          -------         -------           -------        -------

                                                                         YEAR ENDED DECEMBER 31
                                             1999             2000           2001               2002           2003
                                                                         RMB (MILLION)
                                           -------------------------------------------------------------------------
TAXATION                                    (9,414)         (27,014)        (23,066)          (22,231)       (28,072)
                                           -------          -------         -------           -------        -------
PROFIT BEFORE
  MINORITY INTERESTS                        26,550           54,480          45,065            47,009         70,250
MINORITY INTERESTS                            (127)             165             404               (99)          (636)
                                           -------          -------         -------           -------        -------
NET PROFIT                                  26,423           54,645          45,469            46,910         69,614
                                           =======          =======         =======           =======        =======
Basic and diluted earnings
  per share (in RMB)(2)                       0.17             0.32            0.26              0.27           0.40
                                           =======          =======         =======           =======        =======

NON-CURRENT ASSETS
   Property, plant and
     machinery equipment                   327,348          343,319         366,970           397,798        433,419
   Long-term investments                     3,845            4,948           5,530             5,680          7,410
   Intangible and
     other assets                            2,017            2,681           4,148             4,507          4,732
                                           -------          -------         -------           -------        -------
                                           333,210          350,948         376,648           407,985        445,561
                                           -------          -------         -------           -------        -------

CURRENT ASSETS
   Inventories                              18,396           32,499          28,313            28,441         28,872
   Accounts receivable                      14,943           12,786           7,392             6,079          3,263
   Prepaid expenses and
     other current assets                   29,118           11,913          24,427            18,269         15,944
   Receivables under
     resale agreement                        1,489            5,815          11,505             9,786         24,224
   Time deposits with
     maturities over
     three months                                -                -           3,253             2,612          2,640
   Cash and cash
     equivalents                            18,090           18,085          11,127             9,977         11,231
                                           -------          -------         -------           -------        -------
TOTAL CURRENT ASSETS                        82,036           81,098          86,017            75,164         86,174
                                           -------          -------         -------           -------        -------

CURRENT LIABILITIES
   Accounts payable and
     accrued liabilities                    47,707           39,550          53,210            57,793         64,180
   Taxes payable                             4,747           16,570          14,434            10,927         20,959
   Short-term borrowings                    62,057           41,514          25,323            20,633         28,890
                                           -------          -------         -------           -------        -------
                                           114,511          97,634           92,967            89,353        114,029
                                           -------          -------         -------           -------        -------

NET CURRENT
  LIABILITIES                              (32,475)         (16,536)         (6,950)          (14,189)       (27,855)
                                           -------          -------         -------           -------        -------
TOTAL ASSETS LESS
  CURRENT LIABILITIES                      300,735          334,412         369,698           393,796        417,706
                                           =======          =======         =======           =======        =======
FINANCED BY:
   Share capital                           160,000          175,824         175,824           175,824        175,824
   Retained earnings                           134           29,279          35,607            59,004         89,577

                                                                  YEAR ENDED DECEMBER 31
                                              1999            2000           2001              2002           2003
                                                                        RMB (MILLION)
   Reserves                                  49,552           66,543         79,175            81,848         91,212
                                            -------          -------        -------          --------        -------
   Shareholders' equity                     209,686          271,646        290,606           316,676        356,613
                                            -------          -------        -------          --------        -------
   Minority interests                         4,200            4,989          5,136             4,854          5,608
                                            -------          -------        -------          --------        -------
NON-CURRENT LIABILITIES
   Long-term borrowings                      84,512           53,412         65,546            60,655         41,959
   Deferred credits and
     other long-term obligations              1,155            1,196          1,380             1,684          2,000
   Deferred taxation                          1,182            3,169          7,030             9,927         11,526
                                            -------          -------        -------          --------        -------
                                             86,849           57,777         73,956            72,266         55,485
                                            -------          -------        -------          --------        -------
                                            300,735          334,412        369,698           393,796        417,706
                                            =======          =======        =======          ========        =======
Other Financial Data
  Capital expenditure(3)                    (43,310)         (60,130)       (61,549)          (73,726)       (84,299)
Net cash provided by
  operating activities                       53,658          103,309         84,439            98,341        138,820
Net cash used for
  investing activities(4)                   (40,622)         (60,126)       (61,491)         (71,662)        (97,797)
Net cash provided by
  (used for) financing
  activities(5)                             (10,359)         (43,188)       (29,906)          (27,829)       (39,769)
Fixed assets, net of
  accumulated depreciation                  327,348          343,319        366,970           397,798        433,419
Total assets                                415,246          432,046        462,665           483,149        531,735
                                            209,686          271,646        290,606           316,676        356,613

NOTES:

(1) The Company acquired from CNPC the assets, liabilities and interests related to CNPC's refined products marketing enterprises in 2002, and has accounted for the acquisition in a manner similar to a uniting of interests. The consolidated financial statements have been reinstated to give effect to the acquisition with all periods presented. Details of the basis of preparation are set out in note 2 to the financial statements contained in this annual report.

(2) Basic and diluted earnings per share for the year ended December 31, 1999 have been computed by dividing net profit by the 160 billion State-owned shares issued and outstanding upon the establishment of the Company on November 5, 1999 as if such shares had been outstanding for all the accounting periods. Basic and diluted earnings per share for the year ended December 31, 2000 have been computed by dividing net profit by the weighted average number of 171.63 billion shares issued and outstanding for the year. Basic and diluted earnings per share for the year ended December 31, 2001, 2002 and 2003 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for the year.

(3) Excludes capital expenditures for assets to be retained by CNPC of RMB111million, nil, nil, nil and nil in each year and period presented, respectively.

(4) Includes capital expenditures for assets to be retained by CNPC of RMB111million, nil, nil, nil and nil in each year and period presented, respectively.

(5) Includes contributions from CNPC for assets to be retained by CNPC of RMB111 million, nil, nil, nil and nil in each year and period presented, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

         In reviewing the following discussion, please also refer to the consolidated financial statements of the Company and its subsidiaries (the "GROUP") and their notes contained in this annual report.

OVERVIEW

         For the twelve months ended December 31, 2003, profit before taxation of the Group was RMB98,322 million, representing an increase of 42.00% compared with the corresponding period in the previous year. Net profit was RMB69,614 million, representing an increase of 48.40% compared with the corresponding period in the previous year. For the first time profit was recorded in all four business segments. The increase in profit was due primarily to the Group's ability to take full advantage of the opportunities presented by high oil prices, to actively adjust its crude oil production in the east as well as to speed up production in the west, thereby achieving a stable increase in domestic crude oil production. In terms of natural gas business, production was sped up mainly in the top four gas production areas and substantial efforts were made to expand the market, leading to persistent and fast growth in both production and sales volume. With regard to refining and chemicals business, equal emphasis was put on structural adjustments and enhancement of management, the highest ever crude oil processing load factor was attained while substantial efforts were made to increase the production of products with high added value and meeting the needs of the market. The marketing business responded proactively to market changes and made timely adjustments to marketing strategies, resulting in significant growth both in the total sales volume and the retail volume.

         Basic and diluted earnings per share of the Company for the twelve months ended December 31, 2003 was RMB0.40.

TWELVE MONTHS ENDED DECEMBER 31, 2003 COMPARED WITH TWELVE MONTHS ENDED DECEMBER 31, 2002

CONSOLIDATED OPERATING RESULTS

         - Turnover

         Turnover increased 24.28% from RMB244,424 million for the twelve months ended December 31, 2002 to RMB303,779 million for the twelve months ended December 31, 2003. This was due primarily to the increase in the price of crude oil and the increase in the sales volume and prices of refined products and chemical products.

         - Operating Expenses

         Operating expenses increased 18.89% from RMB172,083 million for the twelve months ended December 31, 2002 to RMB204,593 million for the twelve months ended December 31, 2003. This was due primarily to the increased expenses in purchasing crude oil and refined products from external suppliers.

         - Purchases, Services and Other Expenses

         Purchases, services and other expenses increased 26.73% from RMB71,690 million for the twelve months ended December 31, 2002 to RMB90,850 million for the twelve months ended December 31, 2003. This mainly reflects: (i) the increase in the procurement cost for crude oil corresponding to the increase in the refining volume of the refineries; and (ii) the increase in the price of refined products resulting in the increased expenses in purchasing refined products from external suppliers.

         - Employee Compensation Costs

         Employee compensation costs increased 20.27% from RMB16,248 million for the twelve months ended December 31, 2002 to RMB19,542 million for the twelve months ended December 31, 2003. This was due primarily to an increase in employees' salaries and welfare expenses corresponding to better operating results of the Company this year and an increase in labour expenses as a result of the development of the retail distribution network.

         - Depreciation, Depletion and Amortisation

         Depreciation, depletion and amortisation increased 10.19% from RMB36,782 million for the twelve months ended December 31, 2002 to RMB40,531 million for the twelve months ended December 31, 2003. This was due primarily to an increase in depreciation expenses resulting from the addition of new assets.

         - Selling, General and Administrative Expenses

         Selling, general and administrative expenses increased 6.48% from RMB22,474 million for the twelve months ended December 31, 2002 to RMB23,930 million for the twelve months ended December 31, 2003. This increase was due primarily to the higher impairment of receivables. The Company was able to keep such expenses under effective control while continuing to increase its scale and achieving a fairly significant increase in its sales volume.

         - Shut Down of Manufacturing Assets

         The costs for shutting down manufacturing assets increased by 11.03% from RMB2,121 million for the twelve months ended December 31, 2002 to RMB2,355 million for the twelve months ended December 31, 2003, including RMB1,596 million for shutting down refining assets with low efficiency in the refining and marketing segment, and RMB759 in the chemicals and marketing segment.

         - Taxes Other than Income Taxes

         Taxes other than income taxes increased 8.66% from RMB14,613 million for the twelve months ended December 31, 2002 to RMB15,879 million for the twelve months ended December 31, 2003. This was due primarily to: (i) increases in the production of gasoline and diesel products resulting in higher consumption tax and surcharges; and (ii) an increase in revenue resulting in an increase in resources compensation fees.

         - Profit From Operations

         Profit from operations increased 37.11% from RMB72,341 million for the twelve months ended December 31, 2002 to RMB99,186 million for the twelve months ended December 31, 2003.

         - Net Exchange Gain (Loss)

         Net exchange loss decreased 43.04% from RMB316 million for the twelve months ended December 31, 2002 to RMB180 million for the twelve months ended December 31, 2003. This was due primarily to a decrease in the average proportion of foreign exchange borrowings and an adjustment in the currency mix of foreign exchange borrowings by repaying some of the foreign debts denominated in foreign currencies with relatively high exchange rate risk, such as Euro and British Sterling.

         - Net Interest Expense

         Net interest expense decreased 45.33% from RMB3,053 million for the twelve months ended December 31, 2002 to RMB1,669 million for the twelve months ended December 31, 2003. This decrease was due primarily to sufficient cash flow generated by operating activities, a decrease in average proportion of interest-bearing debts, and decreases in the average interest rates.

         - Profit Before Taxation

         Profit before taxation increased 42.00% from RMB69,240 million for the twelve months ended December 31, 2002 to RMB98,322 million for the twelve months ended December 31, 2003.

         - Taxation

         Taxation increased 26.27% from RMB22,231 million for the twelve months ended December 31, 2002 to RMB 28,072 million for the twelve months ended December 31, 2003 due primarily to an increase in profit before taxation.

         - Net Profit

         Net profit increased 48.40% from RMB46,910 million for the twelve months ended December 31, 2002 to RMB69,614 million for the twelve months ended December 31, 2003.

SEGMENT INFORMATION

         The Group is engaged in a broad range of petroleum and related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

EXPLORATION AND PRODUCTION

         The Exploration and Production segment is engaged in the exploration, development, production and sale of crude oil and natural gas.

         - Turnover

         Turnover increased 20.34% from RMB147,308 million for the twelve months ended December 31, 2002 to RMB 177,271 million for the twelve months ended December 31, 2003. This was due primarily to an increase in the price of crude oil and the increased sales volume of natural gas. The average realised price of crude oil of the Company in 2003 was US$27.20 per barrel, increased by 21.00% as compared with 2002.

         Intersegment sales increased 21.36% from RMB106,266 million for the twelve months ended December 31, 2002 to RMB128,963 million for the twelve months ended December 31, 2003. This was due primarily to an increase in the price of crude oil and the increased sales volume of natural gas.

         - Operating Expenses

         Operating expenses increased 12.95% from RMB75,169 million for the twelve months ended December 31, 2002 to RMB84,901 million for the twelve months ended December 31, 2003 due primarily to an increase in exploration expenses, depletion of oil and gas property, human resources expenses and higher impairment of receivables.

         - Profit From Operations

         Profit from operations increased 28.04% from RMB72,139 million for the twelve months ended December 31, 2002 to RMB92,370 million for the twelve months ended December 31, 2003.

REFINING AND MARKETING

         The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

         - Turnover

         Turnover increased 28.04% from RMB174,621 million for the twelve months ended December 31, 2002 to RMB223,584 million for the twelve months ended December 31, 2003 due to increases in the sales volume and prices of major refined products.

         Sales revenue from gasoline increased 23.02% from RMB48,834 million for the twelve months ended December 31, 2002 to RMB60,073 million for the twelve months ended December 31, 2003 due primarily to an increase in the selling price and sales volume. The average realised selling price of gasoline increased 17.62% from RMB2,570 per ton for the twelve months ended December 31, 2002 to RMB3,023 per ton for the twelve months ended December 31, 2003. The sales volume of gasoline increased 4.59% from 19 million tons for the twelve months ended December 31, 2002 to 19.87 million tons for the twelve months ended December 31, 2003.

         Sales revenue from diesel increased 26.88% from RMB79,081 million for the twelve months ended December 31, 2002 to RMB100,336 million for the twelve months ended December 31, 2003 due primarily to an increase in the selling price and sales volume. The average realised selling price of diesel increased 14.72% from RMB2,384 per ton for the twelve months ended December 31, 2002 to RMB2,735 per ton for the twelve months ended December 31, 2003. The sales volume of diesel increased 10.59% from 33.17 million tons for the twelve months ended December 31, 2002 to 36.68 million tons for the twelve months ended December 31, 2003.

         Sales revenue from kerosene increased 6.76% from RMB3,864 million for the twelve months ended December 31, 2002 to RMB4,125 million for the twelve months ended December 31, 2003 due primarily to an increase in the selling price.

         Intersegment sales revenue increased 68.87% from RMB9,988 million for the twelve months ended December 31, 2002 to RMB16,867 million for the twelve months ended December 31, 2003 due primarily to increases in the price and sales volume of refined products.

         - Operating Expenses

         Operating expenses increased 27.21% from RMB171,803 million for the twelve months ended December 31, 2002 to RMB218,549 million for the twelve months ended December 31, 2003 due primarily to the increased expenses in purchasing of crude oil and refined products from external suppliers.

         - Profit From Operations

         Profit from operations increased 78.67% from RMB2,818 million for the twelve months ended December 31, 2002 to RMB5,035 million for the twelve months ended December 31, 2003.

CHEMICALS AND MARKETING

         The Chemicals and Marketing segment is engaged in the production and sale of petrochemical products, derivative petrochemical products and other chemical products.

         - Turnover

         Turnover increased 32.20% from RMB29,661 million for the twelve months ended December 31, 2002 to RMB39,211 million for the twelve months ended December 31, 2003. This significant improvement in the results of this segment was due primarily to increases in the sales volume and prices of chemical products.

         - Operating Expenses

         Operating expenses increased 16.29% from RMB32,823 million for the twelve months ended December 31, 2002 to RMB38,170 million for the twelve months ended December 31, 2003 due primarily to an increase in the purchase expenses for direct materials.

         - Profit From Operations

         The chemicals and marketing segment made a profit from operations of RMB1,041 million for the twelve months ended December 31, 2003, compared with a loss of RMB3,162 million for the twelve months ended December 31, 2002.

NATURAL GAS AND PIPELINE

         The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

         - Turnover

         Turnover increased 18.33% from RMB12,733 million for the twelve months ended December 31, 2002 to RMB15,067 million for the twelve months ended December 31, 2003 due primarily to increases in the sales volume of natural gas, the average pipeline transmission price for crude oil and natural gas and the income from pipeline transmission for refined products.

         - Operating Expenses

         Operating expenses increased 17.57% from RMB11,181 million for the twelve months ended December 31, 2002 to RMB13,145 million for the twelve months ended December 31, 2003. This was due primarily to an increase in the purchase expenses for natural gas and depreciation expenses.

         - Profit From Operations

         Profit from operations increased 23.84% from RMB1,552 million for the twelve months ended December 31, 2002 to RMB1,922 million for the twelve months ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

         For the twelve months ended December 31, 2003, the Group's primary sources of funding were cash generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. The Group's funds were primarily used in operating activities, for capital expenditures, repayment of short-term and long-term borrowings, and distributions of dividends to shareholders.

         As at December 31, 2003, short-term borrowings made up approximately 6.67% of the capital employed compared with approximately 5.12% as at December 31, 2002. The ability to obtain financing may be affected by the financial position and the results of operations of the Company, and by the conditions of international and domestic capital markets. In addition, prior to accessing international capital markets, the Company must obtain approvals from relevant PRC government authorities. In general, the Company must obtain PRC government approvals for any project involving significant capital investment in the refining and marketing segment, chemicals and marketing segment and the natural gas and pipeline segment.

         The Company plans to fund the capital and related investments principally through the cash flow generated from operating activities, short-term and long-term borrowings, cash and cash equivalents. A net cash flow of RMB138,820 million was generated from operating activities for the twelve months ended December 31, 2003. As at December 31, 2003, the Group had RMB11,231 million in cash and cash equivalents. Cash and cash equivalents were primarily Renminbi (with Renminbi accounting for approximately 91.68% and United States Dollar accounting for approximately 8.32%).

         The table below sets forth the cash flow of the Group for each of the twelve months ended December 31, 2002 and 2003 and the cash equivalents at the end of each period:

                                                                           Year ended December 31,
                                                                      2003                        2002
                                                                      ----                        ----
                                                                  RMB (million)               RMB (million)
                                                                  -------------               -------------
Net cash flow generated from operating activities                    138,820                     98,341
Net cash flow used for investing activities                          (97,797)                   (71,662)
Net cash flow used for financing activities                          (39,769)                   (27,829)
Cash and cash equivalents at the end of each period                   11,231                      9,977

CASH FLOW GENERATED FROM OPERATING ACTIVITIES

         The net cash flow of the Group generated from operating activities increased from RMB98,341 million for the twelve months ended December 31, 2002 to RMB138,820 million for the twelve months ended December 31, 2003. This was due primarily to an increase in sales revenue, the timely collection of payment for goods, and increased efforts in clearing old receivables.

         As at December 31, 2003, the Group had a working capital deficit of RMB27,855 million, compared with a working capital deficit of RMB14,189 million as at December 31, 2002. This increase in working capital deficit was due to an increased amount of long-term borrowings due within a year.

CASH USED FOR FINANCING ACTIVITIES

         The net borrowings of the Group as at December 31, 2002 and December 31, 2003 were as follows:

                                                                     Year ended December 31
                                                                  2003                     2002
                                                                  ----                     ----
                                                             RMB (million)             RMB (million)
                                                             -------------             -------------
Short-term borrowings (including liquid
  portion of long-term borrowings)                               28,890                   20,633
Long-term borrowings                                             41,959                   60,655
                                                                 ------                   ------
Total borrowings                                                 70,849                   81,288
                                                                 ======                   ======
Less:
    Cash and cash equivalents                                    11,231                    9,977
    Time deposits with maturities over three months               2,640                    2,612
    Receivables under resale agreements                          24,224                    9,786
                                                                 ------                   ------
Net borrowings                                                   32,754                   58,913
                                                                 ======                   ======

         The maturity profile of long-term borrowings of the Group is as follows:

                                                             Principal as at December 31, 2003
                                                             ---------------------------------
                                                                        RMB (million)
                                                                        -------------
To be repaid within one year                                              19,711
To be repaid within one to two years                                      18,183
To be repaid within two to five years                                     17,108
To be repaid after five years                                              6,668
                                                                          ------
                                                                          61,670
                                                                          ======

         Of the total borrowings of the Group as at December 31, 2003, approximately 24.03% were fixed-rate loans and 75.97% were floating-rate loans. Of the borrowings as at December 31, 2003, approximately 81.95% were denominated in Renminbi, approximately 16.05% in United States Dollar, approximately 0.64% in British Sterling, approximately 0.82% in Japanese Yen and approximately 0.54% in Euro.

         As at December 31, 2002 and December 31, 2003, the amount of short-term borrowings owed to related parties was RMB570 million and RMB610 million, respectively. As at December 31, 2002 and December 31, 2003, the amount of long-term borrowings owed to related parties was RMB24,132 million and RMB24,578 million, respectively.

         As at December 31, 2003, the amount of short-term and long-term borrowings owed to China Petroleum Finance Company Limited was RMB610 million and RMB24,578 million, respectively.

         The net cash flow used for financing activities for the twelve months ended December 31, 2003 increased 42.90% compared with the twelve months ended December 31, 2002. This increase was primarily due to increased dividend payment.

         As at December 31, 2003, RMB170 million worth of loans made to the Group (RMB398 million in 2002) were secured loans (finance lease and bank loans), of which RMB114 million worth of bank loans (RMB276 million in 2002) were secured by plant and equipment of the Group that worth RMB152 million (RMB426 million in 2002). Given that title to the leased property will be transferred to the lessor in the event of default, debts incurred by way of finance lease are in fact secured debts. As at December 31, 2003, the debts incurred by the Group by way of finance lease amounted to RMB56 million (RMB122 million in 2002). The net book value of the property, plant and equipment under finance lease was RMB240 million (RMB399 million in 2002).

         The debt to capitalisation ratio as at December 31, 2003 was 16.57% (20.43% as at December 31, 2002).

CAPITAL EXPENDITURES

         The table below sets forth capital expenditures of the Group by business segment for each of the twelve months ended December 31, 2003 and the twelve months ended December 31, 2002. Capital expenditures increased 14.34% from RMB73,726 million as at December 31, 2002 to RMB84,299 million as at December 31, 2003. This was due primarily to increased investments in exploration, the speeding up of production in the west and greater efforts in the construction of the sales network.

                                                             YEAR ENDED DECEMBER 31,
                                        2003                          2002                      2004(estimated value)
                                -------------------          -----------------------            ---------------------
                                  RMB                          RMB                                RMB
                                (million)      %             (million)         %                (million)         %
                                -------------------          -----------------------            ---------------------
Exploration and
Production                       52,813*      62.65           46,078*         62.50               52,070*       60.78
Refining and
marketing                        13,915       16.51           11,327          15.36               10,100        11.79
Chemicals and
marketing                         3,903        4.63            3,175           4.31                5,500         6.42
Natural gas
and pipeline                     13,530       16.05           13,013          17.65               17,400        20.31
Other                               138        0.16              133           0.18                  600         0.70
                                 ------      ------           ------         ------               ------       ------
Total                            84,299      100.00           73,726         100.00               85,670       100.00
                                 ======      ======           ======         ======               ======       ======

Note*: If the investments relating to geological and geophysical exploration costs are included, the capital expenditures and investments for the exploration and production segment for 2002, 2003 and the estimated value for the year of 2004 will be RMB50,646 million, RMB58,699 million and RMB56,900 million, respectively.

EXPLORATION AND PRODUCTION

         The majority of the Group's capital expenditures relate to the exploration and production segment. Capital expenditures of the exploration and production segment for the twelve months ended December 31, 2003 were RMB52,813 million, of which RMB9,250 million was used for exploration activities and RMB39,587 million for development activities. The capital expenditures of this segment for the twelve months ended December 31, 2002 totalled RMB46,078 million, including RMB6,136 million for exploration activities and RMB35,558 million for development activities. The increase in the capital expenditures was due primarily to increased investments in exploration, the strategic adjustments in the east and the speeding up of production in the west.

         The Group anticipates that capital expenditures for the exploration and production segment for the twelve months ending December 31, 2004 will amount to RMB52,070 million. Approximately RMB9,870 million will be used for oil and gas exploration activities and approximately RMB42,200 million for oil and gas development activities. The exploration efforts will be focused on the Erdos, Junggar, Tarim, Songliao and Bohai Bay basins.

REFINING AND MARKETING

         Capital expenditures for the Group's refining and marketing segment for the twelve months ended December 31, 2003 were RMB13,915 million, of which RMB8,573 million was spent on the expansion of the retail marketing network for refined products and basic storage facilities, and RMB5,342 million was spent on the renovation of the refining facilities. The total capital expenditures of this segment for the twelve months ended December 31, 2002 were RMB11,327 million. The increase in capital expenditures was due primarily to greater efforts in the construction of the sales network.

         The Group anticipates that capital expenditures for the refining and marketing segment for the twelve months ending December 31, 2004 will amount to RMB10,100 million, which include:

         - approximately RMB4,600 million for the construction and expansion of refining facilities;

         - approximately RMB5,500 million for investments in the refined product sales network in order to increase the number of service stations and storage facilities.

CHEMICALS AND MARKETING

         Capital expenditures for the chemicals and marketing segment increased 22.93% from RMB3,175 million for the twelve months ended December 31, 2002 to RMB3,903 million for the twelve months ended December 31, 2003. The increase in capital expenditures was due primarily to increased investments in the ethylene project of Daqing Petrochemical Company, and the launching of a number of new construction projects, such as the upgrading of facilities for organosilicon polymer and butanol/octanol in Jilin Petrochemical Company.

         The Group anticipates that capital expenditures for the chemicals and marketing segment for the twelve months ending December 31, 2004 will amount to RMB5,500 million, which is expected to be used primarily for the upgrading of the three big ethylene projects at Daqing, Jilin and Lanzhou, and for the launching of three chemical fertilizer production capacity expansion projects at Daqing, Ningxia and Urumqi petrochemical companies, and the PTA project at Liaoyang Petrochemical Company.

NATURAL GAS AND PIPELINE

         Capital expenditures in the natural gas and pipeline segment for the twelve months ended December 31, 2003 were RMB13,530 million. The Group spent RMB13,276 million of these capital expenditures on the construction of long distance pipelines, of which RMB10,667 million was spent on the West-East gas pipeline project. Capital expenditures in this segment for the twelve months ended December 31, 2002 totalled RMB13,013 million. The increase in the capital expenditures was due primarily to increased investments in the West-East gas pipeline project, the Zhongxian-Wuhan and the second Shaanxi-Beijing pipelines.

         The Group anticipates that capital expenditures for the natural gas and pipeline segment for the twelve months ending December 31, 2004 will amount to RMB17,400 million. Approximately RMB13,400 million is expected to be invested in the West-East gas pipeline project, the Zhongxian-Wuhan pipeline and the second Shaanxi-Beijing pipeline projects, approximately RMB4,000 million is expected to be invested in the construction of natural gas storage facilities and other natural gas, crude oil and refined products pipelines.

OTHER

         Non-segment-specific capital expenditures for the twelve months ended December 31, 2002 and the twelve months ended December 31, 2003 were RMB133 million and RMB138 million, respectively. The capital expenditures related primarily to non-segment-specific equipment purchases and research and development activities.

         The Group anticipates that its non-segment-specific capital expenditures for the twelve months ending December 31, 2004 will amount to RMB600 million, which is expected to be primarily used for the construction of water and electricity supply systems, roads and telecommunications systems for the benefits of various segments.

MATERIAL INVESTMENT

         The Group did not hold any material investment for the year ended December 31, 2003.

MATERIAL ACQUISITION OR DISPOSAL

         The Group had no material acquisition or disposal of subsidiaries and associated companies in the year ended December 31, 2003.

FOREIGN EXCHANGE RATE RISK

         Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally, and supply and demand for Renminbi. The official exchange rate for the conversion of Renminbi to United States Dollar has generally been stable recently. As Renminbi is the measurement currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of Renminbi may have positive or negative impacts on the results of operations of the Group. Because prices for the Group's crude oil and refined products are set generally with reference to United States Dollar-denominated international prices, a devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's revenue, but may increase the cost incurred by the Group to acquire imported materials and equipment as well as the foreign currency-denominated obligations of the Group. On the other hand, an appreciation of Renminbi against United States Dollar may decrease the Group's revenue, but the cost for acquiring imported materials and equipment may be reduced. The results of operations and the financial position of the Group may also be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies other than United States Dollar.

COMMODITY PRICE RISK

         The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2003 and 2002, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

INDUSTRY RISK

         Like other crude oil and natural gas companies in China, the Company's business activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as by way of grant of exploration and production licenses, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards, is expected to have an effect on the Company's business operations. As a result, the Company may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in PRC governmental policies on the crude oil and natural gas industry may also affect the Company's business operations.

EMPLOYEES

         - Number of Employees

         As at December 31, 2002 and December 31, 2003, the Group had 419,598 and 417,229 employees, respectively. The table below sets forth the number of the employees by business segment as at December 31, 2003:

                                                                   Number of Employees          % of total
                                                                   -------------------          ----------
Exploration and production                                               234,733                   56.00
Refining and marketing                                                   111,655                   27.00
Chemicals and marketing                                                   57,722                   14.00
Natural gas and pipeline                                                  10,342                    2.00
Other*                                                                     2,777                    1.00
                                                                         -------                  ------
Total                                                                    417,229                  100.00
                                                                         =======                  ======

Note*: Including PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, headquarters and business segments.

         - Employee Compensation

         The total employee compensation payable by the Group for the twelve months ended December 31, 2003 was RMB12,893 million, being the total salaries of the employees during the reporting period. Compensation of the employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining the high-calibre personnel, and motivating all staff for the realisation of the best results.

         The Company's senior management remuneration system links senior management members' financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. The senior management members have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                                                    STOCK APPRECIATION    PERFORMANCE
                            BASIC SALARY(%)              RIGHTS(%)          BONUS(%)
                            ---------------         ------------------    -----------
Chairman                          30                        70                 0
President                         25                        60                15
Vice President                    25                        60                15
Department
General Manager                   25                        50                25

         Details of the directors' and supervisors' emoluments as at December 31, 2003 and December 31, 2002 are as follows:

                                                      YEAR ENDED DECEMBER 31
                                                     2003               2002
                                                     ----               ----
                                                  RMB('000)           RMB('000)
Fee for directors and supervisors                      83                128
Salaries, allowances and other benefits             1,377              1,042
Contribution to retirement benefit scheme              34                 25
                                                    -----              -----
                                                    1,494              1,195
                                                    =====              =====

         The numbers of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the year):

                                           2003         2002
                                           ----         ----
                                          NUMBER       NUMBER
                                          ------       ------
Nil - RMB1,000,000                          19           23

         Upon exercise of their share options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

         - Workforce Reduction Plan

         During the period from 1999 to 2002, a total of 58,300 people were laid off, which has met the target of laying off 50,000 employees committed originally by the Company.

         The Company has no plan for any substantial reduction of its workforce in the next few years, but will continue to keep a strict control on the total number of employees. Workforce required for new projects or expanded production capacity will first be obtained by way of tapping existing resources and making use of any spare capacity, with the aim of keeping the workforce at its present size. The target is to maintain zero growth in head count while striving to reduce head count.

         - Training Programmes

         In order to develop the Company into a first-class international oil company, the Company will endeavour to carry out its training programmes this year with a special emphasis on learning. It will focus on the training of core employees, actively train all its employees and strive to build up an operating and management team, a technology renovation team and an skillful operators' team, so as to achieve an overall improvement in the quality of its staff and ensure the supply of talents required for the continuous, steady and rapid development of the Company.

         - Medical Insurance

         Since October 1, 2002, the Company's headquarters and its regional branches based in Beijing have participated in the basic medical insurance scheme organised by the Beijing Municipality, making contributions at 9% of the total basic salaries of the employees. Other regional branches of the Company have also participated in the respective local basic medical insurance scheme.

         As basic medical insurance is organised by the local government, the implementation dates vary and there are certain differences between the rate of contribution and reimbursement methods adopted by various cities. The rate of contribution is usually set at 6% to 10% of the total basic salaries of the employees of the respective companies.

         In accordance with relevant regulations of the State, the Company has given permission to regional branches which have already participated in the local basic medical insurance scheme to establish supplemental medical insurance scheme beginning from 2002. Contributions to such supplemental scheme must not exceed 4% of the total salaries and will be booked as cost.

CONTINGENT LIABILITIES

         Information on the Group's contingent liabilities as of December 31, 2003 is as follows:

         - Bank and other guarantees

         At December 31, 2003, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

                                          DECEMBER 31, 2003                 DECEMBER 31, 2002
                                            RMB (MILLION)                     RMB (MILLION)
                                          -----------------                 -----------------
Guarantees in respect of borrowings
   of associated companies                       448                               962

         - Environmental liabilities

         China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under the existing legislation, however, the management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

         - Legal contingencies

         The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

         - Leasing of land, roads and buildings

         According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the incorporation of the Company, CNPC has undertaken to the Company the following:

         CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued; CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

         As at December 31, 2003, CNPC had obtained formal land use right certificates in relation to 24,046 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but had not yet completed the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The directors of the Company are of the opinion that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained by CNPC or the fact that the relevant governmental procedures have not been completed. In the management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

         - Group insurance

         Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damage or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management of the Group believes that it may have a material impact on the operating results, but will not have a material adverse effect on the financial position of the Group.

         - Re-allocation of production facilities

         The Group may further streamline its production facilities within the next several years to further improve the competitiveness and operating efficiency of the Group. The management has not approved all significant actions to be taken to complete such plans. The management believes such plans will not have a material adverse impact on the Group's financial position, but they may have a material adverse effect on the Group's results of operations.

CORPORATE GOVERNANCE STRUCTURE

         The Company has always and conscientiously complied with the requirements of the China Securities Regulatory Commission, The Stock Exchange of Hong Kong Limited (the "HKSE"), The New York Stock Exchange, Inc. and the United States Securities and Exchange Commission as well as other regulatory requirements, continued to regulate and improve its corporate governance structure and formed shareholders' meetings, a Board of Directors and corresponding special committees, a Supervisory Committee and a management team headed by the President. These bodies coordinate to check and balance the powers of each other as well as to discharge their functions in a regulated manner. The Company has been regulating its internal management and operations in a strict manner in accordance with its Articles of Association, Work Manual of the Board of Directors, Organisation and Rules of Procedure of the Supervisory Committee, as well as the Principles for Control and Procedures of Disclosure by the Company. The Company has also provided all the market participants and regulatory authorities with timely, accurate, complete and reliable information of the Company, striving to enhance the corporate value.

         An outline of these rules is as follows:

         IN RELATION TO SHAREHOLDERS AND SHAREHOLDERS' MEETINGS: In order to ensure that all shareholders of the Company enjoy equal status and are able to exercise their rights effectively, the Company holds shareholders' meetings every year in strict compliance with the requirements of the Standard Opinion regarding Shareholders' Meetings promulgated by the China Securities Regulatory Commission. At the annual general meeting for 2002 held on May 28, 2003, ten resolutions were adopted, among others, the issuance of the PetroChina Corporate Bonds. In order to ensure the connected transactions are fair and reasonable, in passing resolutions concerning connected transactions in shareholders' meetings, CNPC, being a connected person of the Company, will abstain from voting. Independent non-executive Directors of the Company ensure full disclosure of the details and performance of the connected transactions every year.

         IN RELATION TO DIRECTORS AND BOARD OF DIRECTORS: The Directors and the Board of Directors of the Company have discharged their duties in respect of corporate governance in a conscientious and responsible manner and are accountable to the shareholders of the Company. The Company has elected its Directors in strict compliance with the directors election procedures set out in its Articles of Association. All Directors have attended board meetings and discharged their duties in a conscientious and responsible manner, diligently made decisions on major issues for the Company, in appointing, dismissing and supervising the executives of the Company and in communicating with the shareholders. The Company has adopted the independent directors system whereby three independent non-executive Directors have been appointed to the Board of Directors. The primary duties of the independent non-executive Directors are to protect the interest of the minority shareholders independently and objectively, and balancing the power of the Board of Directors in making decisions.

         Four special committees have been set up under the Board of Directors to assist the Board of Directors in making decisions. The special committees are:

          - AUDIT COMMITTEE, the duties of which include: to monitor critical accounting policies of the Company, financial reporting logistics, major rules and systems and the legality and effectiveness of major business activities; to review audit plan and reports prepared by the internal audit department and execute audit work specified by the Board of Directors; to inspect and supervise the independent auditors' work; and to monitor compliance in relation to connected transactions.

          - INVESTMENT AND DEVELOPMENT COMMITTEE, the duties of which include: to study strategic plans proposed by the President and submit to the Board of Directors its recommendation in respect of investment and development; to study the annual investment plan proposed by the President and submit to the Board of Directors its opinion; and to review the feasibility study in relation to any material investment project to be decided by the Board of Directors and submit its proposal to the Board of Directors.

          - EXAMINATION AND REMUNERATION COMMITTEE, the duties of which include: to organise the assessment of the President and submit report to the Board of Directors; to supervise the assessments led by the President in relation to the performance of the Senior Vice President, Vice Presidents, Chief Financial Officer and other members of the senior management of the Company; and to study the Company's incentive scheme, remuneration system and share option scheme, monitor and evaluate the effects of the implementation of these schemes and to provide its opinions for further improvement or perfection.

          - HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION COMMITTEE, the duties of which include: to monitor the effective implementation of the Company's HSE scheme; to make proposal to the Board of Directors or the President in relation to any major decision on health, safety and environment; and to make inquiry in relation to the occurrence of and responsibility for any material accident, and to inspect and supervise the handling of any material accident.

         In 2003, the Company held three regular board meetings, three extraordinary board meetings and five special committee meetings, in which sixteen board resolutions and five committee recommendations were passed.

         IN RELATION TO THE SUPERVISORS AND SUPERVISORY COMMITTEE: The Supervisory Committee is accountable to the shareholders' meetings, and the members of which include one Supervisor elected by the employees' representatives and two independent non-executive Supervisors. The Supervisors have discharged their duties conscientiously, procured that the Supervisory Committee meetings were convened in accordance with the relevant laws, regulation and the Articles of Association of the Company, attended all board meetings and persistently reported their work and submitted the Supervisory Committee's reports and related proposals to the shareholders' meetings. In line with the spirit of accountability to all the shareholders, the Supervisory Committee has supervised the legality and legitimacy of the

Company's financial affairs and the performance of the Company's Directors, managers and other members of the senior management, and has participated actively in the Company's material affairs such as production, operation and investment projects and has raised many constructive proposals.

      IN RELATION TO THE MECHANISM FOR ASSESSMENT OF PERFORMANCE AND FOR INCENTIVE AND RESTRICTIONS: The appointment and dismissal of members of the senior management of the Company have been conducted in an open and transparent manner and in compliance with the relevant laws, regulations and the Articles of Association of the Company. The Company has formulated and implemented incentive schemes such as Standards for Senior Management Share Option Scheme and Remuneration Standards for Senior Management. The selection and appointment of regional deputy managers of the Company has been conducted either on the basis of competition among candidates who outnumber the positions or on the basis of company-wide competition. The policy of appointing the best candidate through competition has been implemented in the headquarters of the Company, which has improved the transparency of human resources and formed an open, just and fair mechanism for selection and appointment.

         DISCLOSURE OF INFORMATION AND TRANSPARENCY: The Secretary to the Board of Directors of the Company and the Secretariat under his/her leadership are responsible for the disclosure of information and receiving visits by and inquiries from investors. In accordance with the provisions of the Company's Articles of Association and the regulations of the places of listing, the Secretariat has disclosed information of the Company in compliance with the law. In this respect the Company has formed an information disclosure committee and its working group in 2003, and selected a disclosure supervisor from the working group, who is responsible for supervising the affairs relating to disclosure controls and procedures. In line with the spirit of accountability to all the shareholders, the Company continue to enhance communications with its investors by various means, respond to issues raised by investors in a timely manner, further strengthen and develop relationships with its investors, focus on the establishment and development of its relationships with the financial media, and enhance coordination with the regulatory bodies and trading organisations. In addition, the Company has established a wide information collection network to strictly monitor market information and development and to report to the management of the Company in a timely manner any material or sensitive issues, the latest development of the capital markets and feedback from the investors in relation to the Company. The Company has also provided investors with information disclosed to the public and documents for inspection, and has actively advertised through the media. The Company has also publicised its latest material development in a timely manner through news release and its website where there is a specific section called "Investors", through which the investors may view information such as corporate information, various reports and announcements and information relating to road-show and business promotion.

         IN RELATION TO THE RELATIONSHIP BETWEEN CNPC AND THE COMPANY: CNPC, the controlling shareholder of the Company, has exercised its rights and interests as shareholder at shareholders' meetings in accordance with the law. CNPC has not directly interfered with the Company's decision-making, production or operation, nor has it prejudiced against the lawful interests of the Company and other shareholders. CNPC is independent from the Company in all aspects, including personnel deployment, assets, finance, organisation and business operations. At the time of listing of the Company, the Company and CNPC had entered into a

Non-competition Agreement which ensures that CNPC will not engage either directly or indirectly in any business that is or may be in competition with any core business of the Company. The Board of Directors, the Supervisory Committee and the management team headed by the President of the Company also work independently.

         DISCHARGE OF DUTIES BY INDEPENDENT NON-EXECUTIVE DIRECTORS: There are three independent non-executive Directors on the Board of Directors of the Company who are nominated by the Board of Directors and elected by the shareholders' meetings. The three independent non-executive Directors are totally independent from the Company and its substantial shareholders, and do not hold any executive position in the Company, and hence in full compliance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HKSE LISTING RULES") relating to independent non-executive directors. The independent non-executive Directors have conscientiously discharged their duties in accordance with the Articles of Association of the Company and the relevant laws and regulations. They have actively attended meetings of the Board of Directors and participated in discussions leading to decisions on material issues. They have commented on the standardised functioning and operations of the Company based on their plenteous professional knowledge and experience, as well as the compliance of the connected transactions waiver requirements of the regulators in the places of listing, so as to ensure that the connected transactions are fair and reasonable. They have reviewed and formed independent opinion on asset restructuring and connected transactions. Independent non-executive Directors have also participated in the work of the audit committee and the examination and remuneration committee. The independent non-executive Directors have made important contributions to the protection of the Company's interest and the lawful rights and interests of all the shareholders, as well as to the promotion of the healthy development of the Company.

REPORT OF DIRECTORS

         The Board of Directors of PetroChina Company Limited is pleased to present its report together with the audited financial statements of the Group for the year ended December 31, 2003.

GROUP ACTIVITIES

         The Group is engaged in a broad range of petroleum-related activities, including:

         - the exploration, development, production and sale of crude oil and natural gas;

         - the refining, transportation, storage and marketing of crude oil and petroleum products;

         - the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products; and

         - the transmission of natural gas, crude oil and refined products, and sale of natural gas.

         The operating segment information on these areas is set out in note 38 to the financial statements prepared in accordance with International Financial Reporting Standards ("IFRS").

         The principal subsidiaries in which the Company had material interests and which could significantly affect the results or assets of the Group are set out in note 17 to the financial statements prepared in accordance with IFRS.

SHARE CAPITAL STRUCTURE

         The Company issued 15,824,176,200 H shares (including H shares underlying ADSs) in April 2000. At the same time, CNPC offered 1,758,241,800 shares held by it in the Company to the public. After the issue and offer, 17,582,418,000 shares in the Company were held by the public, representing 10% of the total share capital of the Company immediately after the issue. The net proceeds from the share issue amounting to RMB20,337 million were intended to fund the Company's capital expenditures and investments, to provide additional funds for general corporate purposes, and to repay short-term borrowings from third party financial institutions. The Company's ADSs and H shares were listed on The New York Stock Exchange, Inc. and the HKSE on April 6, 2000 and April 7, 2000 respectively.

         The share capital of the Company in issue as fully paid or credited as fully paid as at December 31, 2002 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at December 31, 2003, the share capital structure of the Company was as follows:

SHARES                                                                                       PERCENTAGE OF THE TOTAL
                                                    NUMBER OF SHARES                        NUMBER OF SHARES IN ISSUE
                                                AS AT DECEMBER 31, 2003                     AS AT DECEMBER 31,2003(%)
                                                -----------------------                     -------------------------
State-owned
shares                                               158,241,758,000                                   90
Foreign-invested
shares (H shares
and ADSs)                                             17,582,418,000                                   10
Total                                                175,824,176,000                                  100

SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

         As at December 31, 2003, the register of interests and short positions kept by the Company under section 336 of the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong) (the "SFO") showed that the persons in the following table and notes held interests or short positions in the Company's shares:

                                                                                   PERCENTAGE OF
                                                                                 THE TOTAL NUMBER         PERCENTAGE OF
                                                      NUMBER OF                   OF THAT CLASS          THE TOTAL SHARE
SHAREHOLDER                         SHARES             SHARES                      IN ISSUE (%)            CAPITAL (%)
-----------                         ------            ---------                  ----------------        ---------------
CNPC                                State-
                                    owned
                                    shares         158,241,758,000                    100.00                  90.00
BP Amoco plc(1)                   H shares           3,516,484,000                     20.00                   2.00
Warren E. Buffett(2)              H shares           2,347,761,000                     13.35                  1.335

 Notes:

(1) BP Global Investments Limited is deemed to be interested in the 3,516,484,000 H shares held by BP Investments China Limited by virtue of its 100% interest in BP Investments China Limited. BP Amoco plc is deemed to be interested in the 3,516,484,000 H shares held by BP Investments China Limited by virtue of its 100% interest in BP Global Investments Limited.

(2) By virtue of Warren E. Buffett's 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway Inc.'s 100% interest in OBH Inc., OBH Inc.'s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation's 100% interest in Government Employees Inc. Company, each of Warren
E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in the 2,279,151,000 H shares held by National Indemnity Co. and the 68,610,000 H shares held by Government Employees Inc. Company, totalling 2,347,761,000 H shares.

         As at December 31, 2003, save as disclosed above, no person (other than the Directors, senior management or the Supervisors of the Company) had recorded an interest in the register of interests in shares and short positions kept pursuant to section 336 of the SFO.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

         The Company or any of its subsidiaries did not sell any other types of securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2003.

DIVIDENDS

         The Board of Directors recommends to pay a final dividend of RMB0.079324 per share (inclusive of applicable tax) from the balance of 45% of the net profit for the twelve months ended December 31, 2003, less the interim dividend for 2003 paid on October 8, 2003. The proposed final dividend is subject to shareholders' approval at the annual general meeting held on May 18, 2004. The final dividend shall be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 18, 2004. The register of members will be closed from April 18, 2004 to May 18, 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at the Hong Kong Registrars Limited no later than 4:00 p.m. on April 16, 2004.

         According to Article 149 of the Articles of Association of the Company, dividends payable to the Company's shareholders shall be declared in Renminbi. Dividends payable to holders of State-owned shares shall be paid in Renminbi while dividends payable to holders of H shares shall be paid in Hong Kong Dollars. The exchange rate of Hong Kong Dollars shall be based on the average of the closing exchange rates for Renminbi to Hong Kong Dollars, as announced by the People's Bank of China for the week prior to the announcement of the dividend at the shareholders' meeting to be held on May 18, 2004.

         Final dividend will be paid on or about June 2, 2004.

BRIEF BIOGRAPHY OF DIRECTORS, SECRETARY, SUPERVISORS AND SENIOR MANAGEMENT

         - Directors

         -   Chairman

         MA FUCAI, aged 57, is Chairman of the Board. Mr Ma is also President of CNPC. Mr Ma is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years' experience in the oil and gas industry of the PRC. From February 1990 to December 1996, Mr Ma worked as a Deputy Director, Standing Deputy Director, and Director of Shengli Petroleum Administration Bureau, a subsidiary of China National Petroleum Company. He worked as an Assistant President of China National Petroleum Company from November 1996 to December 1996, as Vice President of China National Petroleum Company from December 1996 to April 1998, and concurrently as the Director of Daqing Petroleum Administration Bureau from July 1997 to November 1998. Mr Ma has been President of CNPC since April 1998. Mr Ma has been the Chairman of the Company's Board of Directors from November 5, 1999.

         -   Vice Chairmen

         WU YAOWEN, aged 60, is a Vice Chairman of the Company. Mr Wu is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years' experience in the oil and gas industry of the PRC. From 1983 to 1986, Mr Wu worked as the Deputy General Manager of the Nanhuanghai Oil Company under the Ministry of Petroleum Industry. From 1986 to 1988, Mr Wu was the Director of Qinghai Petroleum Administration Bureau. From 1988 to 1994, Mr Wu worked as chief petroleum engineer of the Ministry of Energy, Head of the Energy Industry Department and Vice Director of the Preparatory Committee of the Communications and Energy Department under the State Planning Commission. He was appointed Director of International Cooperation Office of China National Petroleum Company in May 1994, an Assistant President in March 1996 and a Vice President of China National Petroleum Company in December 1996. He has been a Vice President of CNPC since April 1998. In December 2003, Mr Wu retired from his position as Vice President of CNPC because of his age. Mr Wu has been a Director of the Company since November 5, 1999, and a Vice Chairman since December 3, 2002.

         REN CHUANJUN, aged 59, is a Vice Chairman of the Company. Mr Ren is also a Vice President of CNPC. Mr Ren is a senior economist and graduated from Hefei University of Industries. He has over 30 years' experience in the oil and gas and chemical fibres industries of the PRC. Mr Ren worked as the Deputy General Manager and General Manager of China Yizheng Fibre Industrial United Corporation from 1983. From 1994, he worked as the Vice President of China National Textile Council as well as the Vice Chairman of the board of Yizheng Fibre Industrial United Corporation and Yizheng Fibre Company Limited. Mr Ren has been a Vice President of CNPC since April 1998. He was appointed as a Director and Senior Vice President of the Company in November 5, 1999. He has been a Vice Chairman of the Company since December 3, 2002.

         -   Executive Directors

         CHEN GENG, aged 57, is a Director and President of the Company. Mr Chen is a senior economist, graduated from the Beijing Economics Institute (now renamed as the Capital University of Economics and Trade) and has over 30 years' work experience in the oil and gas industry of the PRC. From 1983 to 2001, Mr Chen was Deputy Director of Changqing Petroleum Exploration Bureau, Deputy Director of the Labour Department under the Ministry of Petroleum Industry, Director of Labour Bureau of China National Petroleum Company, Assistant President of China National Petroleum Company, Vice President of China National Petroleum Company, Deputy Director of the State Petroleum and Chemical Industry Bureau and Vice President of CNPC. He has been a Director of the Company since June 8, 2001 and the President since December 3, 2002.

         SU SHULIN, aged 41, is a Director and Senior Vice President of the Company. Mr Su has a Master's degree and is a senior engineer, graduated from Daqing Petroleum Institute and Harbin University of Engineering. He has many years of experience in the oil and gas industry of the PRC. Since 1996, Mr Su has worked as Director Assistant of Daqing Petroleum Administration Bureau and the Department Head, Standing Deputy Director and Director of the First Oil and Natural Gas Development Department. He was appointed as a Vice President of the Company on November 5, 1999, and was concurrently the Chairman and General Manager of the Company's subsidiary Daqing Oil Field Company Limited until December 2003. Mr Su has been appointed as a Director of the Company since November 2002, and Senior Vice President since December 3, 2002.

         WANG FUCHENG, aged 53, is a Director and a Vice President of the Company. Mr Wang is a senior economist, graduated from the Shandong Teacher's University and has over 30 years' working experience in the oil and gas industry of the PRC. Mr Wang has worked in the Shengli Oil Field, Zhongyuan Oil Field and Liaohe Oil Field. From 1986 to 1999, Mr Wang worked as Senior Executive of the Shengli Oil Field, Senior Executive of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oil Field. Mr Wang has been a Director of the Company since June 2000 and Vice President of the Company since July 2000.

         -   Non-executive Directors

         ZHENG HU, aged 57, is a Director of the Company and a Vice President of CNPC. Mr Zheng is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years' work experience in the oil and gas industry of the PRC. From 1990 to 1992, Mr Zheng was the Vice Chancellor of Beijing Petroleum Managers Training Institute. From 1992 to 1999, Mr Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology Development Corporation, China Petroleum Materials and Equipment (Group) Corporation, and as Director of Personnel and Labour Department of CNPC. Mr Zheng is currently Vice President of CNPC. He has been a Director of the Company since June 30 2000.

         GONG HUAZHANG, aged 57, is a Director of the Company. Mr Gong is also General Accountant of CNPC. Mr Gong is a senior accountant, graduated from Yangzhou Business School. He has over 30 years' work experience in the oil and gas industry of the PRC. Mr Gong worked as Chief Accountant, Deputy Director and Director of the Finance Bureau of China National Petroleum Company from 1991. He has been Director of Finance and Assets Department of CNPC since October 1998 and has been General Accountant of CNPC since February 1999. Mr Gong has been a Director of the Company since November 5, 1999.

         ZOU HAIFENG, aged 57, is a Director of the Company. Mr Zou is also a Deputy Manager of Jilin Chemical Industrial Corporation and Chairman of the Supervisory Committee of Jilin Chemical Industrial Company Limited. Mr Zou is a senior engineer, graduated from Northeastern Industry Institute. He has almost 30 years' work experience in the petrochemical industry. Since 1994, Mr Zou has been a Deputy Manager of Jilin Chemical Group Corporation, and Director and Deputy Manager of Jilin Chemical Industrial Company Limited. He has been the Deputy Manager of Jilin Chemical Industrial Corporation, a subsidiary of the Company. Since July 1999, Mr Zou has been a Director of the Company since November 5, 1999.

         -   Independent Non-executive Directors

         CHEE-CHEN TUNG, aged 61, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners' Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce, an independent non-executive Director of Hu Hangyong Expressway Company Ltd., Che Kiang First Bank, Bank of China (Hong Kong) Co. Ltd., Global China Group Holdings Ltd. and Wing Hang Bank, independent non-managing Director of Cathay Pacific Airways, member of the Hong Kong Port Development Board. Mr Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and member of the Board of Directors of the Hong Kong Polytechnic University, the Director of the International Academic Centre of the University of Pittsburgh and is a member of the Board of Visitors of the School of Foreign Service, Georgetown University. Mr Tung has been appointed as an independent non-executive Director of the Company since November 5, 1999.

         LIU HONGRU, aged 73, is an independent non-executive Director of the Company. Mr Liu graduated from the Faculty of Economics Department of University of Moscow in 1959 with an associate Doctorate's degree. He has worked as a Vice Governor of the Agricultural Bank of China, a Vice Governor of the People's Bank of China, as a Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently a Deputy Director of the Economics Committee under the Chinese People's Political Consultative Conference, and concurrently serves as a Vice President of China Finance and Banking Society, a Vice President of China National Debt Association and President of the Shanghai Institute of Financial and Legal Studies. Mr Liu is also a professor at the Beijing University, the Postgraduate School of the People's Bank of China and the City University of Hong Kong. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon resignation from the post of Supervisor, he was appointed as an independent non-executive Director of the Company on November 19, 2002.

         FRANCO BERNABE, aged 55, is an independent non-executive Director of the Company. Mr Bernabe is the Chairman of the Franco Bernabe Group and Vice Chairman of H3G, a mobile telephone company which owns a third generation mobile licence in Italy. He is also Chairman of Kelyan, an internet professional services company of the Franco Bernabe Group. Mr Bernabe is at present a member of the board of Fiat and the TNT Post Group. He serves in the Executive Committee of the Italian Confederation of Industry, in the Board of the Peres Centre for Peace and in the International Board of the World Economic Forum. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabe joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabe led the restructuring program of the ENI Group, making it one of the world's most profitable oil companies. Between 1998 and 1999, Mr Bernabe was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabe was the head of economic studies at FIAT. He was also a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr Bernabe has been appointed as an independent non-executive Director of the Company since June 30, 2000.

         -   Secretary to the Board of Directors

         LI HUAIQI, aged 54, is the Secretary to the Board of Directors of the Company and is a senior economist. He has over 30 years' work experience in the oil and gas industry of the PRC. Mr Li has worked in Daqing, Liaohe, Huabei and Nanhai. From 1992 to 1996, Mr Li worked as the Deputy Director of Foreign Affairs Bureau and Chairman of the Foreign Service Company of China National Petroleum Company, and as the Director of Foreign Affairs Bureau of China National Petroleum Company. In 1999 Mr Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr Li has been the Secretary to the Board of Directors of the Company since August 29, 2001.

         - Supervisors

         LI KECHENG, aged 60, is Chairman of the Company's Supervisory Committee. Mr Li is a senior engineer and graduated from Beijing University of Science and Technology. He has over 30 years' experience in the oil and gas industry of the PRC. From 1986 to 1992, Mr Li was the head of the Petroleum Pipeline Bureau and a senior executive of Northeastern Oil Transmission Administration. From November 1992, Mr Li held senior positions in China National Petroleum Company and CNPC. He has been the Chairman of the Company's Supervisory Committee since November 5, 1999.

         CHEN WEIZHONG, aged 59, is a Supervisor of the Company. Mr Chen is a senior auditor and graduated from Anhui Finance and Trade Institute. He has over 30 years' work experience in the oil and gas industry of the PRC. He was a Deputy Director of the Auditing Office of China National Petroleum Company from 1993 to 1998, and a Deputy Director of the Auditing Bureau of China National Petroleum Company. Mr Chen had been a Deputy Director and Director of the Auditing Department of CNPC from October 1998. He has been a Supervisor of the Company since November 5,1999.

         WEN QINGSHAN, aged 45, is a Supervisor of the Company. Mr Wen is a senior accountant, graduated from Jilin Yanbian University. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002.

         BAI XINHE, aged 60, is a Supervisor of the Company. Mr Bai is a senior auditor and graduated from the Central Finance Institute. He has over 30 years' work experience in the oil and gas industry of the PRC. Mr Bai was Chief Auditor of the Auditing Department of China National Petroleum Company from August 1988 to April 1998. He was the Chief Auditor of the Auditing Department of CNPC since April 1998. Mr Bai had been the Deputy General Manager and General Manager of the Auditing Department of the Company from November 1999 to September 2001, during which period he was also the head of the office of the Supervisory Committee of the Company. Mr Bai was the head of the office of the Supervisory Committee of the Company from September 2001 to October 2003. He has been a Supervisor of the Company since November 5, 1999.

         SUN CHONGREN, aged 53, is a Supervisor of the Company and an employee representative of the Company's Supervisory Committee. Mr Sun graduated from Huadong Petroleum Institute and has 30 years' experience in the oil and gas industry of the PRC. Mr Sun has worked at the Liaohe Petroleum Administration for 30 years. He has been a senior executive of Liaohe Petroleum Administration since 1996 and was the chairman of its labour union. Mr Sun has been a Supervisor of the Company since November 5,1999.

         ZHANG YOUCAI, aged 62, is an independent Supervisor of the Company. Mr Zhang is a professor, graduated from Nanjing University of Industries. He has over 30 years' work experience in corporate and finance. Mr Zhang was the manager of Nantong Chemical Fertilizer Factory, Deputy Director of Nantong Industrial Bureau and Deputy Head of Nantong Commission for Economic Planning as well as Deputy Mayor of Nantong. He has been the Mayor of Nantong from April 1984, Deputy Minister of the Ministry of Finance of the PRC between December 1989 and July 2002, and was also the Director of the State-owned Assets Administration of the PRC between May 1994 and July 1998. He has been an independent Supervisor of the Company since November 2002.

         WU ZHIPAN, aged 47, is an independent Supervisor of the Company. Mr Wu acquired a Doctor of Laws degree from the School of Law, Beijing University in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr Wu is currently the Vice-chancellor of the Beijing University. He is also an expert consultant of the Supreme People's Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Institute Society. Mr Wu is the author of a large number of legal publications and has extensive work experience in the legal field. Mr Wu has been an independent Supervisor of the Company since December 1999.

         - Other Senior Management

         DUAN WENDE, aged 52, is a Vice President of the Company and also a Vice President of CNPC. Mr Duan is a senior engineer and a postgraduate, graduated from the Postgraduate School of the Chinese Academy of Social Sciences in investment economics. He has over 30 years' work experience in the petrochemical industry of the PRC. From 1975 to August 2001, he was the Deputy Factory Manager of Fushun Factory No. 628 and a chemical fibres factory, Commander of Command Division of Fushun ethylene project, Deputy Factory Manager of an ethylene factory, the Factory Manager of an acrylic fibres factory and a detergent factory, Deputy Manager and Manager of Fushun Petrochemical Corporation, and General Manager of Fushun Petrochemical Branch Company. He has been an Assistant President of CNPC since August 2001. He has been appointed a Vice President of the Company since March 2002, and a Vice President of CNPC since December 2003.

         WANG GUOLIANG, aged 51, is Chief Financial Officer of the Company. Mr Wang holds a Master's degree and is a senior accountant. He graduated from the Heilongjiang Business College and Hebei University. He has over 20 years' work experience in the oil and gas industry of the PRC. Mr Wang worked as a Vice President of China National Petroleum Company Finance Co. Ltd. from 1995 to 1997 and as a Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation from 1998 to 1999. He was the Chief Financial Officer of the Company since November 5, 1999 (and also the General Manager of the Company's Finance Department from November 1999 to March 2002).

         LIU BAOHE, aged 57, is a Vice President of the Company. Mr Liu is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years' work experience in the oil and gas industry of the PRC. Mr Liu was Deputy Director and Director of the Office of Production and Exploitation of China National Petroleum Company from 1994 to 1997. Mr Liu was Director of the Department of Oil and Gas Exploitation of CNPC from 1998 to 1999. From 1999 to August 2001, Mr Liu worked as the Deputy General Manager of the exploration and production branch of the Company. He has been a Vice President of the Company since September 2001 and General Manager of the exploration and production branch of the Company from September 2001 to December 2002.

         JIA CHENGZAO, aged 55, is the Chief Geologist of the Company. Mr Jia is a Doctorate's degree holder and a senior engineer. He graduated from Nanjing University and has over 25 years' work experience in the oil and geological industry of the PRC. From 1994, Mr Jia has worked as a Deputy Chief Geologist, Chief Geologist and Deputy Commander of Tarim Oil Exploration and Exploitation Headquarters. Since 1998 he has also been a Vice Director of the Oil Exploration and Exploitation Scientific Research Institute of CNPC. From 1999, Mr Jia worked as a Deputy General Manager of China Petroleum Tarim Oil Field and a Vice President of the China Oil Exploration and Exploitation Research Institute. He had been the Chief Geologist of the Company from July 2000. Mr Jia served as the President of the China Oil Exploration and Exploitation Research Institute since December 16, 2002.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

         As at December 31, 2003, other than Zou Haifeng, a Director of the Company, who holds 3,550 A shares in Jilin Chemical Industrial Company Limited, a subsidiary of the Company, none of the Directors or Supervisors had any interests and short positions in any shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) required to be recorded in the register mentioned under section 352 of the SFO or as otherwise notifiable to the Company and the HKSE by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

         As at December 31, 2003, the Company has not granted its Directors, Supervisors or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

         No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

         None of the Directors or Supervisors have had a material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.

REMUNERATION OF DIRECTORS AND SUPERVISORS

         Details of remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS in this annual report.

BANK LOANS AND OTHER BORROWINGS

         Details of bank loans and other borrowings of the Company and the Group as at December 31, 2003 are set out in note 26 to the financial statements prepared in accordance with IFRS in this annual report.

INTEREST CAPITALISATION

         Interest capitalisation for the Group for the year ended December 31, 2003 was RMB1,320 million.

FIXED ASSETS

         Movements of fixed assets of the Company and the Group during the year are summarised in note 14 to the financial statements prepared in accordance with IFRS in this annual report.

LAND VALUE APPRECIATION TAX

         No land value appreciation tax was payable by the Group during the year.

RESERVES

         Details of movements in reserves of the Company and the Group for the year ended December 31, 2003 are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report.

STATUTORY COMMON WELFARE FUND

         Details of the statutory common welfare fund, such as the nature, application and movements of the fund and the basis of its calculation, including the percentage and profit figure used for calculating the amounts, are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report.

EMPLOYEES' RETIREMENT SCHEME

         Details of the Company's employees' retirement scheme are set out in note 31 to the financial statements prepared in accordance with IFRS in this annual report.

MAJOR SUPPLIERS AND CUSTOMERS

         CNPC is the Group's largest supplier of goods and services and the aggregate purchase attributable to CNPC was 33% of the total purchase of the Group for 2003. The aggregate purchase attributable to the five largest suppliers of the Group was 42% of the Group's total purchase.

         The aggregate revenue derived from the major customers is set out in note 36 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers was less than 30% of the Group's total sales.

         None of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Board of Directors were holding 5% or more of the Company's share capital) had any interest in any of the above-mentioned suppliers and customers.

ANNUAL GENERAL MEETING

         At the 2002 annual general meeting of the Company held on May 28, 2003, the following resolutions were passed:

         (a) the report of the Board of Directors for the year 2002 was approved;

         (b) the report of the Supervisory Committee for the year 2002 was approved;

         (c) the financial and accounting statements of the Company for the year 2002 was approved;

         (d) the proposal for the distribution of profits for the year 2002 was approved;

         (e) the proposal for the authorisation of the Board of Directors to pay the interim dividend for the year 2003 was approved;

         (f) the proposal for the appointment of domestic and international accounting firms as accountants of the Company for 2003 was approved;

         (g) the proposal for the issue of the PetroChina Corporate Bonds was approved;

         (h) the election of Mr Wang Fucheng as a Director of the Company was approved;

         (i) the election of Mr Zheng Hu as a Director of the Company was approved; and

         (j) the election of Mr Franco Bernabe as an independent Director of the Company was approved.

CONNECTED TRANSACTIONS

         As CNPC directly owns an aggregate of approximately 90% of the shares of the Company, transactions between the Group and CNPC constitute connected transactions between the Group and CNPC under the HKSE Listing Rules. The waiver in respect of such connected transactions granted by the HKSE at the time of the listing of the Company in Hong Kong expired on December 31, 2002. Since the connected transactions are ongoing transactions, the Company has further applied and obtained a new connected transactions waiver granted by the HKSE for the period from January 1, 2003 to December 31, 2005.

         The Group and CNPC will continue the connected transactions referred to in the following agreements:

         1 Comprehensive Products and Services Agreement

         The Group and CNPC continue to implement the Comprehensive Products and Services Agreement entered into on March 10, 2000 for the provision (1) by the Group to CNPC and (2) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party.

         (A) Products and Services to be provided by the Group to CNPC

         Under the Comprehensive Products and Services Agreement, products and services to be provided by the Group to CNPC include such products as crude oil, natural gas, refined oil products, chemical products, and such services as relating to the supply of water, electricity, gas and heating, quantifying and measuring and quality inspection.

         (B) Products and Services to be provided by CNPC to the Group

         The products and services to be provided by CNPC to the Group are more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised according to the following types of products and services:

         (a) Construction and technical services;

         (b) Production services;

         (c) Supply of materials services;

         (d) Social services;

         (e) Ancillary services; and

         (f) Financial services.

         2 Product and Service Implementation Agreements

         According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant service companies and affiliates of CNPC or the Group, as appropriate, providing the relevant products or services and the relevant members of the Group or CNPC, as appropriate, requiring such products or services.

         As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Products and Services Agreement, as such, they do not constitute new categories of connected transactions.

         3 Land Use Rights Leasing Contract

         The Company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with all aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total fee payable for the lease of all such property may, after the expiration of 10 years from the effective date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including the then prevailing market prices, inflation or deflation and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.

         4 Buildings Leasing Contract

         The Company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters.

         The 191 buildings were leased at a price of RMB145 per square metre per year, that is, at an aggregate annual fee of RMB39,116,650, for a term of 20 years. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings.

         5 Intellectual Property Licensing Contracts

         The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC, which were transferred to the Company pursuant to the restructuring.

         6   Contract for the Transfer of Rights under Production Sharing
             Contracts

         The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated March 10, 2000. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under the 23 Production Sharing Contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC's supervisory functions.

         7 Guarantee of Debts Contract

         The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

         In the Guarantee of Debts Contract, CNPC has agreed to guarantee certain of the debts of the Company at no cost. As of the end of 2003, the total amount guaranteed was RMB853 million.

         In relation to the connected transactions undertaken by the Group in 2003, the independent non-executive Directors of the Company confirm that:

         (i) the connected transactions mentioned above have been entered into in the ordinary and usual course of the business of the Company;

         (ii) the connected transactions mentioned above have been entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

         (iii) the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and

         (iv) where applicable, the connected transactions have been entered into within the annual limit for years 2003 to 2005. The annual limit for years 2003 to 2005 are as set out in the table below.

         The auditors of the Company have reviewed the connected transactions mentioned above and have provided the Board of Directors with a letter stating that:

         (i) all the connected transactions have received the approval of the Board of Directors;

         (ii) all the connected transactions have been conducted in accordance with the terms of the agreements; and

         (iii) all the connected transactions have been conducted within the limit set by the HKSE.

         The Company's annual limit for years 2003 to 2005 in respect of the connected transactions waiver are set out in the table below.

                                                        ANNUAL LIMIT FOR YEARS 2003
CATEGORY OF PRODUCTS AND SERVICES                                 TO 2005
---------------------------------                       ---------------------------
(A) Products and services to be
provided by the Group to CNPC                           10% of the sales revenue of the
                                                        Group

(B) Products and services to be
provided by CNPC to the Group

    Construction and technical services                 20% of the total operating
                                                        Expenses and capital expenditure
                                                        of the Group

    Production services                                 10% of the total operating
                                                        expenses and capital expenditure
                                                        of the Group

      Supply of materials services                      2% of the total operating expenses
                                                        and capital expenditure of the
                                                        Group

      Social and ancillary services                     RMB5 billion
      Financial Services

      (a) Aggregate of the average daily                RMB52.5 billion
          outstanding principal of loans and the
          total amount of interest paid
          in respect of these loans

      (b) Aggregate of the average daily                RMB4.5 billion
          amount of deposits and
          the total amount of interest receipts
          in respect of these deposits

         The Company has added a Supplemental Buildings Leasing Agreement in the new connected transaction waiver

         Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "SUPPLEMENTAL BUILDINGS AGREEMENT") with CNPC on September 26, 2002 under which CNPC agreed to lease to the Company another 404 buildings in connection with the operation and business of the Company, covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. The Company and CNPC will, based on any change in their production and operations and changes in the market price, adjust the sizes and quantities of buildings under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement once every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the

Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.

CONNECTED TRANSACTIONS WITH CNPC (HK)

         As part of the restructuring of CNPC and in preparation for the listing of the Company on HKSE, and as disclosed in the Company's prospectus dated March 27, 2000, CNPC and the Company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC's role as representative of the PRC government) of CNPC under certain contracts, including the Xinjiang Oil Field Production Sharing Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited ("XINJIANG CONTRACT") and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited ("LIAOHE CONTRACT"), were novated to the Company.

         CNPC (Hong Kong) Limited ("CNPC (HK)") is a 57.5% owned subsidiary of CNPC. CNPC is also the Company's controlling shareholder which holds approximately 90% of the issued share capital of the Company. Upon the effective novation by CNPC to the Company of the above interest in the PRC Oil Production Sharing Contracts, (the "XINJIANG CONTRACT AND THE LIAOHE CONTRACT") certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute connected transactions between the Company and CNPC (HK).

         Summary of the major terms and conditions of these connected transactions under the Xinjiang Contract and the Liaohe Contract are as follows:

         (1) Production and development cost sharing between the Company and CNPC (HK): The Company and CNPC (HK) shall share the oil and natural gas produced from the Karamay Oilfield, as to 46% by the Company and 54% by CNPC
(HK) and from the Leng Jiapu Oilfield, as to 30% by the Company and 70% by CNPC
(HK). CNPC (HK) shall be responsible for 100% of the development costs in respect of the Karamay Oilfield. The Company is responsible for 30% and CNPC
(HK) is responsible for 70% of the development costs in respect of the Leng Jiapu Oilfield.

         (2) Provision of assistance by the Company to CNPC (HK): The Company shall provide assistance to CNPC (HK), for inter alia: (i) leasing warehouses, terminal facilities, barges, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) will pay an annual assistance fee of US$50,000 (approximately HK$389,000) for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by the Company and CNPC (HK) in accordance with procedures described in the Xinjiang Contract and the Liaohe Contract.

         (3) Payment of training fees: In the course of development and operations of each oilfield, CNPC (HK) shall pay the Company an amount of US$50,000 (approximately HK$389,000) annually for training of the personnel of the Company for each of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and taking into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

         (4) Sale of crude oil by CNPC (HK) to the Company: CNPC (HK) has the right to deliver its share of oil production from each of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the purchaser of the oil production attributable to CNPC (HK) from each of the Karamay Oilfield and the Leng Jiapu Oilfield is likely to be CNPC or its affiliates, including the Company, which will accept delivery of oil produced in the Karamay Oilfield and the Leng Jiapu Oilfield at the market price. Since the entry of the PRC Oil Production Sharing Contracts, CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including the Company. As far as the Board of Directors is aware, CNPC (HK) intends to continue with this arrangement. There is no contractual obligation upon the Company to purchase oil production from the Karamay Oilfield and the Leng Jiapu Oilfield although, from a commercial perspective, the Company intends to continue to accept part of the deliveries. The price of various grades of crude oil sold shall be set either with reference to the price approved by the relevant PRC authorities or determined with reference to the prevailing price in arm's length transactions of crude oil of a similar quality in the main world markets, adjusted to take into account the terms of transportation, payment and other terms.

         In the opinion of the independent non-executive Directors of the Company, the connected transactions have been:

         (i) conducted on normal commercial terms and entered into in the ordinary and usual course of business of the Company; and

         (j) entered into: (a) in accordance with the terms of the PRC Oil Production Sharing Contracts; or (b) on terms no less favourable than the terms available to or from independent third parties.

         The waiver in respect of the connected transactions between the Company and CNPC (HK) granted by the HKSE expired on December 31, 2003. Since the connected transactions are ongoing transactions, the Company applied on November 25, 2003, and obtained a new connected transactions waiver granted by the HKSE on January 2, 2004, for the period from January 1, 2004 to December 31, 2006.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

         As at December 31, 2003, the Company did not have any trust deposits or irrecoverable overdue time deposits.

COMPLIANCE WITH CODE OF BEST PRACTICE

         Following its listing of H Shares on the HKSE, the Company has complied with the Code of Best Practice contained in Appendix 14 to the HKSE Listing Rules.

PRE-EMPTIVE RIGHTS

         There is no provision regarding pre-emptive rights under the Articles of Association of the Company or the PRC laws.

MATERIAL LITIGATION

         The Group was not involved in any material litigation or disputes in 2003.

AUDITORS

         PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (certified public accountants in the PRC) were the Company's international and domestic auditors respectively in 2003. The Company has retained the above two firms of accountants since the date of its listing. A resolution to continue the appointment of the international and domestic auditors for 2004 will be proposed at the annual general meeting of the Company which will be held on May 18, 2004.

                                                           By Order of the Board
                                                                        MA FUCAI
                                                                        Chairman
                                                                Beijing, the PRC
                                                                  March 24, 2004

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

         During the year 2003, the Supervisory Committee has carried out their duties conscientiously and strictly in accordance with the relevant provisions of the Company Law of the PRC, the Articles of Association of the Company, and the Organisation and Rules of Procedure of the Supervisory Committee. During the year, the Supervisory Committee held meetings, considered and passed six resolutions, completed the review of the 2002 annual report and the 2003 interim report; attended the annual general meeting for the year 2002 with the submission of two resolutions to the meeting, and attended three meetings of the Board of Directors of the Company with the submission of four written opinions of the Supervisory Committee in respect of its review of the final accounts, profit distribution plan (draft) and the assessment of the performance of the members of the office of the President. The Supervisory Committee received fourteen reports submitted respectively by the Finance Department, Audit Department, Supervisory Department Human Resources Department and PricewaterhouseCoopers and reviewed and issued its opinion on the Company's finance, profit distribution, connected transactions and the assessment of the performance of the members office of the President. The Supervisory Committee carried out two random auditing investigations into the finance of the Company, sampled eight departments to conduct auditing investigation and prepared ten auditing investigation reports and consolidated reports, put forward 37 recommendations. The Supervisory Committee conducted one supervisor inspection tour, prepared one inspection tour report, and raised two recommendations. Through the above activities, the Supervisory Committee has reinforced its supervision on the finance of the Company and on the senior management in the performance of their duties. It has enhanced the effect of supervision and protected the interests of the shareholders as well as the interests of the Company.

         The Supervisory Committee is of the opinion that in 2003, all members of the Board of Directors and the senior management of the Company have worked diligently towards fulfilling their duties. In light of the guiding thought to maintain a sustained effective and fast development, they have grasped every favourable market opportunity, intensified oil and gas exploration, strived to enhance reserves and increased production. They have pushed forward the resousce rationalisation and structural adjustment of the oil refining and chemicals segment, enhanced market competitiveness and sales performance, expanded the natural gas business and international business, added new contributors for economic growth, promoted technology advancement and management innovation, and realised a sound and stable development for the Company. The production trend of the Company is better than originally anticipated and the operating results are profoundly outstanding with the Company's profits reached a record high and a significant appreciation of the value of the Company. While performing their management responsibilities, they did not breach any applicable laws and regulations of the PRC and the Company's places of listing and the Articles of Association of the Company.

         The Company's connected transactions are further perfected and regulated and all such transactions are conducted within the limits as approved by the HKSE.

         The Supervisory Committee is satisfied with the results achieved by the Company in 2003 and is fully confident in the prospects of the Company.

         The Supervisory Committee has reviewed the unqualified financial statements prepared by Pricewaterhouse Coopers on the basis of IFRS and is of the opinion that the report gives an objective and true view of the Company's operating results and financial position.

         The Supervisory Committee hopes that the Company will continue in its adherence to the guiding policy of maintaining a sustained effective and fast development in a way to strive for an increase in the production volume of oil and gas, continuously implement a rationalisation of its product structure, further strengthen its efforts for market development, proactively develop new contributions for economic growth, and enhance the management proficiency and profitability of the Company in all aspects.

         In 2004, the Supervisory Committee will continue to fulfill its duties to protect the interests of the shareholders and to endeavour in carrying out its duties satisfactorily and in strict compliance with the Articles of Association of the Company and the relevant laws and regulations.

                                           By Order of the Supervisory Committee
                                                                      LI KECHENG
                                           Chairman of the Supervisory Committee
                                                                Beijing, the PRC
                                                                  March 24, 2004

BUSINESS OPERATING REVIEW

         The Company was established as a joint stock limited company with limited liability under the laws of the PRC on November 5, 1999 as part of the restructuring of CNPC. In the restructuring, CNPC, the parent company of the Company, injected into the Company most of the assets, liabilities and interests of CNPC relating to its domestic exploration and production, refining and marketing, chemical products and natural gas businesses. The ADSs and H shares of the Company were listed on the New York Stock Exchange, Inc. and the HKSE on April 6, 2000 and April 7, 2000 respectively.

         The Company is engaged in a broad range of petroleum-related activities, including:

         - the exploration, development, production and sale of crude oil and natural gas;

         - the refining, transportation, storage and marketing of crude oil and petroleum products;

         - the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products; and

         - the transmission of natural gas, crude oil and refined products and sale of natural gas.

         The Company is the largest producer of crude oil and natural gas in the PRC and one of the largest companies in the PRC in terms of sales.

MARKET REVIEW

         -   Crude Oil Market Review

         International crude oil prices remained high for the most of 2003 due to international military, political, economic and other factors. The annual average price remained at a fairly high level for the most of 2003. The annual average price for WTI, Brent and Minas crude oil was US$31.05 per barrel, US$28.84 per barrel and US$29.50 per barrel respectively, representing a respective increase of US$4.86 per barrel, US$3.76 per barrel and US$3.78 per barrel over the annual average price in 2002. Corresponding to the rise in international oil prices, domestic crude oil prices had increased. The average realised price for domestic crude oil in 2003 was higher than the 2002 level.

         Net crude oil imports continued to increase in 2003, rising by 33.43% over the previous year to a net total of 82.99 million tons. The domestic output of crude oil and refined products reached 169 million tons and 243 million tons respectively.

         -   Refined Products Market Review

         In general, the domestic market for refined products fared well in 2003, with nominal consumption increasing by 8.1% to 131.91 million tons. Save in the second quarter, when the consumption of refined products decreased due to the outbreak of severe acute respiratory syndrome (SARS), the demand for refined products was strong in the other three quarters as a result of the persistent growth in the domestic economy. Net import of refined products for the whole country climbed to 14.41 million tons, increasing 49.30% over the previous year. As compared with the beginning of 2003, the national inventory of refined products declined by approximately 1.4 million tons at the end of 2003.

Owing to the adjustment and control of the domestic prices for refined products by the central government in 2003 and affected by the prices in the international markets, the annual average reference medium guidance prices for both gasoline and diesel were higher than the 2002 level.

         - Chemical Products Market Review

         In 2003, despite the impacts of the war in Iraq and the outbreak of SARS, the shortage of basic energy became more acute as the global economy began to recover and grew at an increasing speed. Accordingly, the prices for all chemical products had a fairly substantial increase compared with 2002.

         At the beginning of 2003, the overall inventory in China was at a relatively low level. The fast development of the global economy led to a rapid development of China's real estate, automobile and other industries. The increase in demand for chemical products outpaced the increase in gross domestic product(GDP), and there was a relatively large increase in the exports of plastic and textile products. As a result, despite the increase in imports compared with the previous year, the limited growth in domestic production capacity failed to satisfy the increased demand, thus leading to a shortage of resources for the chemical products market.

         With the incoming of labour-intensive enterprises to the PRC and increased investments in industries in 2003, there was a corresponding increase in the demand for chemical products. Until the large-scale ethylene production projects in the Middle East commence production, there will be a shortage of chemical products in China, leading to a fluctuated but rising trend for the prices of such products.

COMPANY BUSINESS REVIEW

         - Exploration and Production

         For the twelve months ended December 31, 2003, the Company's total annual output of oil and gas amounted to 890.1 million barrels of oil equivalent, including 774.9 million barrels of crude oil and 691.3 billion cubic feet of marketable natural gas, representing an average production of 2.12 million barrels of crude oil and 1.894 billion cubic feet of marketable natural gas per day. A total of 726 million barrels of crude oil and 651 billion cubic feet of natural gas were sold. Approximately 73% of the crude oil sold by the Company was purchased by its refineries. In 2003, the Company's lifting cost (inclusive of overseas business) was US$4.39 per barrel (US$4.36 per barrel if exclusive of overseas business; for the same period in 2002, the lifting cost was US$4.34 per barrel if inclusive of overseas business, and US$4.32 per barrel if exclusive of overseas business), representing an increase of 1.15% compared with the year 2002.

         - Refining and Marketing

         For the twelve months ended December 31, 2003, the Company's refineries processed 621 million barrels of crude oil, or an average of 1.70 million barrels per day. Approximately 86% of the crude oil processed in the Company's refineries was supplied by the exploration and production segment. The Company produced approximately 52.79 million tons of gasoline, diesel and kerosene and sold approximately 58.34 million tons of these products. The Company actively expanded its sales and distribution networks, in particular the retail distribution network, by capitalising fully on the complementary value-added effect of the integration of refining and marketing. As at December 31, 2003, there were 15,231 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provides supervisory support. The Company's cash processing costs declined steadily from RMB136 per ton to RMB132 per ton.

         - Chemicals and Marketing

         For the twelve months ended December 31, 2003, the Company produced
1.818 million tons of ethylene, 2.369 million tons of synthetic resin, 0.212 million tons of synthetic fibres, 0.246 million tons of rubber, and 3.58 million tons of urea.

         - Natural Gas and Pipeline

         The natural gas and pipeline segment is the Company's core business segment for development. For the twelve months ended December 31, 2003, the Company sold 543.4 billion cubic feet of marketable natural gas through the natural gas and pipeline segment. The Company currently owns and operates 15,144 kilometres of regional natural gas pipeline networks, of which 14,017 kilometres are operated by the natural gas and pipeline segment. As at December 31, 2003, the Company owned and operated a crude oil pipeline network of 9,141 kilometres and a refined products pipeline of 2,276 kilometres.

CRUDE OIL AND NATURAL GAS RESERVES INFORMATION

         The following table sets forth the Company's estimated proved reserves and proved developed reserves as at December 31, 2001, 2002 and 2003. This table is formulated on the basis of a report prepared by DeGolyer and MacNaughton, an independent engineering consultancy company.

                                                    CRUDE OIL             NATURAL GAS               COMBINED
                                                  (MILLIONS OF             (BILLION          (MILLIONS OF  BARRELS
                                                     BARRELS)             CUBIC FEET)          OF OIL EQUIVALENT)
                                                  ------------            -----------        ---------------------
Proved Developed and
  Undeveloped Reserves
  Reserves as of
  December 31, 2001                                  10,959.1              36,102.6                  16,976.2
Revisions of previous
  estimates                                             348.6                -224.2                     311.3
Extensions and
  discoveries                                           329.7               3,539.5                     919.6
Improved recovery                                        30.6                     0                      30.6
Purchased reserves                                       38.7                 192.6                      70.8
Production for the year                                -769.8                -793.8                    -902.1

Reserves as of December 31, 2002                     10,937.0              38,816.8                  17,406.4
Revisions of previous
  estimates                                             199.2                 277.6                     245.4
Extensions and
  discoveries                                           475.7               2,853.3                     951.3
Improved recovery                                        81.2                     0                      81.2
Purchased reserves (1)                                      0                     0                         0
Production for the year (2)                            -773.7                -878.5                    -920.1

Reserves as of
  December 31, 2003                                  10,919.3              41,069.2                  17,764.2

Proved Developed
  Reserves
As of December 31, 2001                               9,308.8              12,945.6                  11,466.4
As of December 31, 2002                               9,198.1              11,921.2                  11,185.0
As of December 31, 2003 (3)                           8,884.8              13,373.7                  11,113.7

Note: In April 2003, the Company acquired 50% interests in Amerada Hess Indonesia Holdings Co., which holds 30% interest in the Jabung block.

(1) Excludes the Company's resulting share of the reserves of 16.8 million barrels of crude oil and 76.6 billion cubic feet of natual gas in the Jabung block, totalling 29.6 million barrels of oil equivalent.

(2) Excludes the Company's resulting share of the output of 1.21 million barrels of crude oil and the output of 1.01 billion cubic feet of natural gas in the Jabung block for the year, totalling 1.38 million barrels of oil equivalent.

(3) Excludes the Company's resulting share of the proved developed reserves of
4.1 million barrels of crude oil and 21.3 billion cubic feet of natural gas in the Jabung block, totalling 7.7 million barrels of oil equivalent.

[PRICEWATERHOUSECOOPERS LOGO]
   [CHINESE CHARACTER]
                                                   PRICEWATERHOUSECOOPERS

                                                   22nd Floor, Prince's Building

                                                   Central, Hong Kong

                                                   Telephone (852) 2289 8888

                                                   Facsimile (852) 2810 9888

         REPORT OF INTERNATIONAL AUDITORS
         TO THE SHAREHOLDERS OF
         PETROCHINA COMPANY LIMITED
         (ESTABLISHED IN THE PEOPLE'S REPUBLIC OF CHINA WITH LIMITED LIABILITY)

         We have audited the accompanying balance sheets of PetroChina Company Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2003 and the consolidated profit and loss account and cash flow statement of the Group for the year then ended. These financial statements set out on pages 67 to 124 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

         We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion the financial statements present fairly, in all material respects, the financial position of the Company and the Group as of December 31, 2003 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

         PricewaterhouseCoopers
         Certified Public Accountants
         Hong Kong,  March 24, 2004

                           PETROCHINA COMPANY LIMITED
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                      For the Year Ended December 31, 2003
                (Amounts in millions except for per share data)

                                                               2003        2002
                                                             --------    --------
                                                       NOTE     RMB         RMB
                                                       ----  --------    --------
TURNOVER                                                4     303,779     244,424
                                                             --------    --------
OPERATING EXPENSES
  Purchases, services and other                               (90,850)    (71,690)
  Employee compensation costs                           6     (19,542)    (16,248)
  Exploration expenses, including exploratory dry
   holes                                                      (10,577)     (8,095)
  Depreciation, depletion and amortisation                    (40,531)    (36,782)
  Selling, general and administrative expenses                (23,930)    (22,474)
  Shut down of manufacturing assets                     7      (2,355)     (2,121)
  Taxes other than income taxes                               (15,879)    (14,613)
  Revaluation loss of property, plant and equipment    14        (391)          -
  Other expense, net                                             (538)        (60)
                                                             --------    --------
TOTAL OPERATING EXPENSES                                     (204,593)   (172,083)
                                                             --------    --------
PROFIT FROM OPERATIONS                                         99,186      72,341
                                                             --------    --------
FINANCE COSTS
  Exchange gain                                                    53         133
  Exchange loss                                                  (233)       (449)
  Interest income                                                 677         463
  Interest expense                                      8      (2,346)     (3,516)
                                                             --------    --------
TOTAL FINANCE COSTS                                            (1,849)     (3,369)
                                                             --------    --------
SHARE OF PROFIT OF ASSOCIATED COMPANIES                15         985         268
                                                             --------    --------
PROFIT BEFORE TAXATION                                  5      98,322      69,240
TAXATION                                               10     (28,072)    (22,231)
                                                             --------    --------
PROFIT BEFORE MINORITY INTERESTS                               70,250      47,009
MINORITY INTERESTS                                               (636)        (99)
                                                             --------    --------
NET PROFIT                                                     69,614      46,910
                                                             ========    ========
BASIC AND DILUTED EARNINGS PER SHARE                   12        0.40        0.27
                                                             ========    ========

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                           CONSOLIDATED BALANCE SHEET
                             As of December 31, 2003
                              (Amounts in millions)

                                                                    2003        2002
                                                                   -------     -------
                                                           NOTE      RMB         RMB
                                                           ----    -------     -------
NON CURRENT ASSETS
  Property, plant and equipment                             14     433,419     397,798
  Investments in associates                                 15       5,571       4,145
  Available-for-sale investments                            16       1,839       1,535
  Intangible and other assets                               18       4,732       4,507
                                                                   -------     -------
                                                                   445,561     407,985
                                                                   -------     -------
CURRENT ASSETS
  Inventories                                               19      28,872      28,441
  Accounts receivable                                       20       3,263       6,079
  Prepaid expenses and other current assets                 21      13,528      15,729
  Notes receivable                                          22       2,416       2,540
 Receivables under resale agreements                        23      24,224       9,786
  Time deposits with maturities over three months                    2,640       2,612
  Cash and cash equivalents                                 24      11,231       9,977
                                                                   -------     -------
TOTAL CURRENT ASSETS                                                86,174      75,164
                                                                   -------     -------
CURRENT LIABILITIES
  Accounts payable and accrued liabilities                  25      64,180      57,793
  Income tax payable                                                12,043       5,412
  Other taxes payable                                                8,916       5,515
  Short-term borrowings                                     26      28,890      20,633
                                                                   -------     -------
                                                                   114,029      89,353
                                                                   -------     -------
NET CURRENT LIABILITIES                                            (27,855)    (14,189)
                                                                   -------     -------
TOTAL ASSETS LESS CURRENT LIABILITIES                              417,706     393,796
                                                                   =======     =======
FINANCED BY
  Share capital                                             27     175,824     175,824
  Retained earnings                                                 89,577      59,004
  Reserves                                                  28      91,212      81,848
                                                                   -------     -------
  Shareholders' equity                                             356,613     316,676
                                                                   -------     -------
  Minority interests                                                 5,608       4,854
                                                                   -------     -------
NON CURRENT LIABILITIES
  Long-term borrowings                                      26      41,959      60,655
  Deferred credits and other long-term obligations                   2,000       1,684
  Deferred taxation                                         29      11,526       9,927
                                                                   -------     -------
                                                                    55,485      72,266
                                                                   -------     -------
                                                                   417,706     393,796
                                                                   =======     =======

   The accompanying notes are an integral part of these financial statements.

            ____________________                  _______________________
                  Chairman                              President
                  Ma Fucai                              Chen Geng

                           PETROCHINA COMPANY LIMITED
                                  BALANCE SHEET
                             As of December 31, 2003
                             (Amounts in millions)

                                                                                            2003              2002
                                                                                           -------           -------
                                                                         NOTE                RMB               RMB
                                                                         ----              -------           -------
NON CURRENT ASSETS
  Property, plant and equipment                                           14               314,751           285,562
  Investments in associates                                               15                 4,520             3,565
  Available-for-sale investments                                          16                 1,462             1,250
  Subsidiaries                                                            17               116,698           106,663
  Intangible and other assets                                             18                 3,159             3,111
                                                                                           -------           -------
                                                                                           440,590           400,151
                                                                                           -------           -------
CURRENT ASSETS
  Inventories                                                             19                24,186            24,076
  Accounts receivable                                                     20                 1,761             4,868
  Prepaid expenses and other current assets                               21                18,893            22,042
  Notes receivable                                                        22                 2,158             2,370
  Receivables under resale agreements                                     23                24,087             9,681
  Time deposits with maturities over three months                                            2,640             2,612
  Cash and cash equivalents                                               24                 8,022             7,457
                                                                                           -------           -------
TOTAL CURRENT ASSETS                                                                        81,747            73,106
                                                                                           -------           -------
CURRENT LIABILITIES
  Accounts payable and accrued liabilities                                25                78,010            68,355
  Income tax payable                                                                        11,572             5,359
  Other taxes payable                                                                        4,929             2,216
  Short-term borrowings                                                   26                26,667            18,217
                                                                                           -------           -------
                                                                                           121,178            94,147
                                                                                           -------           -------
NET CURRENT LIABILITIES                                                                    (39,431)          (21,041)
                                                                                           -------           -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                      401,159           379,110
                                                                                           =======           =======
FINANCED BY
  Share capital                                                           27               175,824           175,824
  Retained earnings                                                                        100,677            70,104
  Reserves                                                                28                80,112            70,748
                                                                                           -------           -------
  Shareholders' equity                                                                     356,613           316,676
                                                                                           -------           -------
NON CURRENT LIABILITIES
  Long-term borrowings                                                    26                36,222            54,695
  Deferred credits and other long-term obligations                                           1,936             1,649
  Deferred taxation                                                       29                 6,388             6,090
                                                                                           -------           -------
                                                                                            44,546            62,434
                                                                                           -------           -------
                                                                                           401,159           379,110
                                                                                           =======           =======

   The accompanying notes are an integral part of these financial statements.

         __________________                           ___________________
              Chairman                                     President
              Ma Fucai                                     Chen Geng

                           PETROCHINA COMPANY LIMITED
                        CONSOLIDATED CASH FLOW STATEMENT
                      For the Year Ended December 31, 2003
                              (Amounts in millions)

                                                                                  2003        2002
                                                                                --------    --------
                                                                       NOTE       RMB         RMB
                                                                       ----     --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES                                    30      138,820      98,341
                                                                                -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                          (81,109)    (70,699)
  Acquisition of subsidiaries                                                         -      (2,150)
  Acquisition of associated companies                                            (1,044)     (1,119)
  Repayment of capital by associated companies                                      336         301
  Acquisition of available-for-sale investments                                    (722)       (231)
  (Acquisition)/Disposal of receivables under resale agreements                 (14,438)      1,719
  Acquisition of intangible assets                                                 (473)       (666)
  Acquisition of other non-current assets                                          (783)       (386)
  Proceeds from disposal of property, plant and equipment                           202         497
  Proceeds from disposal of associated companies                                     23         243
  Proceeds from disposal of available-for-sale investments                           87          97
  Dividends received                                                                152          91
  (Increase)/Decrease in time deposits with maturities over three
    months                                                                          (28)        641
                                                                                -------     -------
NET CASH USED FOR INVESTING ACTIVITIES                                          (97,797)    (71,662)
                                                                                -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in short-term borrowings                                              25,128      28,728
  Repayments of short-term borrowings                                           (30,373)    (34,550)
  Increase in long-term borrowings                                                2,823       9,885
  Repayments of long-term borrowings                                             (7,951)    (13,944)
  Principal payment on finance lease obligations                                    (66)       (104)
  Dividends paid to minority interests                                              (85)       (135)
  Contribution from CNPC to marketing enterprises                                     -          10
  Capital contribution from minority interests                                      287          57
  Dividends paid                                                        13      (29,678)    (17,650)
  Change in deferred credits and other long-term obligations                        316         304
  Cash payment for acquisition of CNPC marketing enterprises             2         (170)       (430)
                                                                                -------     -------
NET CASH USED FOR FINANCING ACTIVITIES                                          (39,769)    (27,829)
                                                                                -------     -------
  Increase/(Decrease) in cash and cash equivalents                                1,254      (1,150)
  Cash and cash equivalents at beginning of year                        24        9,977      11,127
                                                                                -------     -------
  Cash and cash equivalents at end of year                              24       11,231       9,977
                                                                                =======     =======

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                      CONSOLIDATED STATEMENT OF CHANGES IN
                              SHAREHOLDERS' EQUITY
                      For the Year Ended December 31, 2003
                              (Amounts in millions)

                                                    SHARE
                                                   CAPITAL     RETAINED  RESERVES
                                                  (NOTE 27)    EARNINGS  (NOTE 28)     TOTAL
                                                  ---------    --------  ---------    -------
                                                     RMB          RMB       RMB         RMB
                                                  ---------    --------  ---------    -------
Balance at January 1, 2002                         175,824     35,607      79,175     290,606
Net profit for the year ended December 31, 2002          -     46,910           -      46,910
Transfer to reserves                                     -     (5,863)      5,863           -
Final dividend for 2001 (Note 13)                        -     (8,839)          -      (8,839)
Interim dividend for 2002 (Note 13)                      -     (8,811)          -      (8,811)
Contribution from CNPC to marketing enterprises
  (Note 2)                                               -          -          10          10
Payment to CNPC for acquisition of  marketing
enterprises (Note 2)                                     -          -      (3,200)     (3,200)
                                                   -------     ------      ------     -------
Balance at December 31, 2002                       175,824     59,004      81,848     316,676
Net profit for the year ended December 31, 2003          -     69,614           -      69,614
Revaluation surplus of property, plant and
  equipment, net of tax                                  -          -         527         527
Revaluation loss offset against previous
   revaluation surplus of property, plant and
   equipment, net of tax                                 -          -        (526)       (526)
Transfer to reserves                                     -     (9,363)      9,363           -
Final dividend for 2002 (Note 13)                        -    (12,299)          -     (12,299)
Interim dividend for 2003 (Note 13)                      -    (17,379)          -     (17,379)
                                                   -------     ------      ------     -------
Balance at December 31, 2003                       175,824     89,577      91,212     356,613
                                                   =======     ======      ======     =======

   The accompanying notes are an integral part of these financial statements.

1 ORGANISATION AND PRINCIPAL ACTIVITIES

         PetroChina Company Limited (the "Company") was established in the People's Republic of China (the "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") in preparation for the listing of the Company's shares on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited. The Company and its subsidiaries are collectively referred to as the "Group".

         China National Petroleum Company (the predecessor of CNPC) was established in 1988 to take over the onshore oil and gas exploration and production entities formerly under the administration of the Ministry of Petroleum Industry and in 1998 the State Council approved a comprehensive restructuring plan for China's oil and gas industry to form CNPC.

         In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion shares were the initial registered capital of the Company with a par value of RMB 1.00 per share.

         CNPC transferred to the Company certain assets, liabilities and interests in China related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas. CNPC retained certain chemical production facilities and certain other assets, liabilities and interests relating to its remaining business and operations, as well as certain domestic and all foreign subsidiaries and joint ventures.

2 BASIS OF PREPARATION

         The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB"). The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

         The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

         In September 2002, the Company acquired from CNPC the assets, liabilities and interests related to CNPC's refined products marketing enterprises comprising primarily of service stations and related facilities for RMB 3,200. The Company has accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the marketing enterprises acquired were accounted for at historical cost to CNPC, and the consolidated financial statements were restated in the prior year to give effect to the acquisition with all periods presented as if the operations of the Company and these marketing enterprises had always been combined. The difference between the RMB 3,200 acquisition price and the net liabilities transferred from CNPC was adjusted against equity.

3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

         (a) BASIS OF CONSOLIDATION

         The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

         Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

         For purpose of presentation of the Company's balance sheet, investments in subsidiaries are accounted for by the equity method as described in Note 3
(b).

         A listing of the Group's principal subsidiaries is set out in Note 17.

         (b) INVESTMENTS IN ASSOCIATED COMPANIES

         Investments in associates are accounted for by the equity method. Under this method the Group's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

         A listing of the Group's principal associated companies is shown in
Note 15.

         (c) FOREIGN CURRENCIES

         Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. Substantially all assets and operations of the Group are located in the PRC, and the measurement currency is RMB. The Group also owns certain crude oil and natural gas exploration and production operations in Indonesia and the measurement currency for these operations is US dollars. The consolidated financial statements are presented in RMB, which is the measurement currency of the parent and most of the consolidated entities.

         Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account. Monetary assets and liabilities are translated at balance sheet date exchange rates.

         Income statement and cash flows of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates at year end. Currency translation differences are recognised in shareholders' equity.

         The Group did not enter into any hedge contracts during any of the periods presented. No foreign currency exchange gains or losses were capitalised for any periods presented.

         (d) FINANCIAL INSTRUMENTS

         Financial instruments carried at the balance sheet date include cash and bank balances, investments, receivables, payables, leases and borrowings. Where necessary the particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

         The Group did not hold and derivative financial instruments in any of the years presented.

         (e) INVESTMENTS

         The Group classified its investments into the following categories: trading, held-to-maturity and available-for-sale. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; during the year the Group did not hold any investments in this category. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in current assets if their respective maturity dates are twelve months or less from balance sheet date, or in non-current assets if their respective maturity dates are more than twelve months from balance sheet date; during the year the Group did not hold any investments in this category. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

         All purchases and sales of investments are recognised on the effective acquisition or sale date. Cost of purchase includes transaction costs. Available-for-sale investments are not subsequently fair-valued because they do not have quoted market prices in active markets and whose fair values cannot be reliably measured. These investments are carried at cost, and are subject to review for impairment.

         (f) PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment, including oil and gas properties (Note 3
(g)), are initially recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at a revalued amount. Revaluations are performed by independent qualified valuers on a regular basis. As disclosed in Note 14, property, plant and equipment excluding oil and gas reserves were revalued in full as of June 30, 1999 prior to the restructuring referred in Note 1.

         In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustment is made where these are materially different from fair value. As at September 30, 2003, an exercise was undertaken by independent qualified valuers, resulting in minor adjustments to the carrying values, as described in Note 14. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged.

         Revaluation surpluses pertaining to revalued assets depreciated or disposed of are retained in the revaluation reserve and will not be available for offsetting against possible future revaluation losses.

         Depreciation, depletion and amortisation to write off the cost or valuation of each asset, other than oil and gas properties, to their residual values over their estimated useful lives is calculated using the straight-line method.

         The Group uses the following useful lives for depreciation, depletion and amortisation purposes:

Buildings                           25-40 years
Plant and machinery                 10-15 years
Equipment and motor vehicles         3-16 years

         No depreciation is provided for construction in progress until they are completed and ready for use.

         Property, plant and equipment are reviewed for possible impairment by evaluating whether the carrying amount of a cash generating unit exceeds the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the assets in the cash generating unit and from their ultimate disposal.

         Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net profit.

         Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the property for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements and betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

         (g) OIL AND GAS PROPERTIES

         The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Costs of wells with proved reserves remain capitalised. All other exploratory wells and geological and geophysical costs are expensed. The Group has no costs of unproved properties capitalised in oil and gas properties.

         The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected production life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred. The cost of oil and gas properties is amortised at the field level on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group's production licenses. The Group's reserve estimates include only crude oil and natural gas which management believes can be reasonably produced within the current terms of these production licenses. The Group did not incur and does not anticipate to incur any material dismantlement, restoration or abandonment costs given the nature of its onshore producing activities and current PRC regulations governing such activities.

         (h) INTANGIBLE ASSETS

         Expenditure on acquired patents, trademarks, technical know-how and licenses is capitalised and amortised using the straight-line method over their useful lives, generally over 14 to 20 years. Intangible assets are not revalued. The Group does not capitalise internally generated intangible assets. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognised in the consolidated profit and loss account. The recoverable amount is measured as the higher of net selling price and value in use which is the present value of estimated future cash flows to be derived from continuing use of the asset and from its ultimate disposal.

         (i) LEASES

         Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property and the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Property, plant and equipment acquired under finance leases are generally depreciated over the useful life of the asset as the Group usually obtains ownership of such leased assets by the end of the leased term.

         Leases of assets under which all of the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the lease term.

         (j) RELATED PARTIES

         Related parties are corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

         (k) INVENTORIES

         Inventories are oil products, chemical products, and materials and supplies which are stated at the lower of cost and net realisable value. Cost is determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes interest expense. Net realisable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling expenses.

         (l) TRADE RECEIVABLES

         Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

         (m) CASH AND CASH EQUIVALENTS

         Cash and cash equivalents are carried in the balance sheet at cost and comprise cash in hand and investments with maturities of three months or less from the time of purchase.

         (n) BORROWINGS

         Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings, except for the portion eligible for capitalisation.

         (o) TAXATION

         Approval was obtained from the State Administration for Taxation to report taxable income on a consolidated basis commencing from the formation of the Company.

         Deferred tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred tax.

         The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carryforward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

         The Group also incurs various other taxes that are not income taxes. "Taxes other than income taxes", which form part of the operating expenses, primarily comprise consumption tax, resource tax, urban construction tax, education surcharges and business tax.

         (p) REVENUE RECOGNITION

         Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

         (q) PROVISIONS

         Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

         (r) RESEARCH AND DEVELOPMENT

         Research expenditure incurred is recognised as an expense. Cost incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

         (s) RETIREMENT BENEFIT PLANS

         The Group contributes to various employee retirement benefit plans organised by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates prescribed by the related municipal and provincial governments. The municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group. Contributions to these plans are charged to expense as incurred.

         (t) SHARE APPRECIATION RIGHTS

         Compensation under the share appreciation rights is measured as the amount by which the quoted market price of the Company's H Shares exceeds the grant price. Compensation is accrued as a charge to compensation expense over the vesting service period. The compensation accrued during a vesting service period is adjusted in subsequent periods for changes, either upward or downward to the grant price, in the quoted market price of the Company's shares. The amount of compensation and the effect of subsequent changes are included in the employee compensation cost of the profit and loss account; the related liability is included in the salaries and welfare payable.

         (u) NEW ACCOUNTING DEVELOPMENTS

         In December 2003, the IASB issued amendments to thirteen existing IFRS standards under its "Improvements Project". The amendments will become effective on January 1, 2005. The Group has not adopted these revised standards and does not expect the adoption of these revised standards would have a material effect on the results of operation and the financial position of the Group.

4 TURNOVER

         Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 38.

5 PROFIT BEFORE TAXATION

                                                                                  2003                   2002
                                                                                -------                 -------
                                                                                  RMB                     RMB
                                                                                -------                 -------
Profit before taxation is arrived at after crediting and charging of the following items:
Crediting
  Dividend income from available-for-sale investments                                69                      60
  Reversal of impairment of receivables                                             551                     344
  Reversal of impairment of available-for-sale investments                           21                       -
  Reversal of write down in inventories                                              23                     264
Charging
  Amortisation on intangible and other assets                                       888                     676
  Auditors' remuneration                                                             44                      75
  Cost of inventories (approximates cost of goods sold) recognised as
expense                                                                         134,935                 112,986
  Depreciation on property, plant and equipment, including impairment provision
      - owned assets                                                             39,622                  36,079
      - assets under finance leases                                                  21                      27
  Impairment of available-for-sale investments                                      179                       4
  Impairment of receivables                                                       1,985                     628
  Interest expense (Note 8)                                                       2,346                   3,516
  Loss on disposal of property, plant and equipment                               1,048                     647
  Operating lease rentals on land and buildings and equipment                     2,991                   2,942
  Repair and maintenance                                                          4,721                   5,060
  Research and development expenditure                                            2,411                   1,806
  Transportation expenses                                                         8,780                   8,328
  Write down in inventories                                                         159                     142

6 EMPLOYEE COMPENSATION COSTS

                                         2003                    2002
                                        ------                  ------
                                          RMB                     RMB
                                        ------                  ------
Wages and salaries                      12,893                  10,631
Social security costs (i)                6,649                   5,617
                                        ------                  ------
                                        19,542                  16,248
                                        ======                  ======

         (i) Social security costs represent contributions to funds for staff welfare organised by the municipal and provincial governments including contribution to the retirement benefit plans (Note 31).

7 SHUT DOWN OF MANUFACTURING ASSETS

         During the years ended December 31, 2003 and 2002, the Group provided RMB 2,355 and RMB 2,121 respectively for the shut down of certain less efficient operating facilities in the refining and chemical manufacturing plants. The charges represented the net book value of the facilities.

                            2003                    2002
                           -----                   -----
                             RMB                     RMB
                           -----                   -----
Refining facilities        1,596                   1,179
Chemical facilities          759                     942
                           -----                   -----
                           2,355                   2,121
                           =====                   =====

         There were no employee termination or relocation costs relating to the shut down of these manufacturing equipment. Estimated salvage values are expected to approximate the estimated cost of dismantlement.

8 INTEREST EXPENSE

                                                             2003                     2002
                                                            -------                  ------
                                                              RMB                      RMB
                                                            -------                  ------
Interest on
  Bank loans
           - wholly repayable within five years              1,773                   2,062
           - not wholly repayable within five years            697                   1,119
  Other loans
           - wholly repayable within five years              1,046                   1,091
           - not wholly repayable within five years            146                     130
  Finance leases                                                 4                      10
Less: amounts capitalised                                   (1,320)                   (896)
                                                            ------                   -----
                                                             2,346                   3,516
                                                            ======                   =====

         Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rate on such capitalised borrowings was 5.02% (2002: 5.02% to 5.43%) per annum.

9 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

         Details of the directors' and supervisors' emoluments are as follows:

                                                          2003                    2002
                                                        -------                 -------
                                                        RMB'000                 RMB'000
                                                        -------                 -------
Fee for directors and supervisors                           83                     128
Salaries, allowances and other benefits                  1,377                   1,042
Contribution to retirement benefit scheme                   34                      25
                                                         -----                   -----
                                                         1,494                   1,195
                                                         =====                   =====

         The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

                         2003                    2002
                        ------                  ------
                        NUMBER                  NUMBER
                        ------                  ------
Nil - RMB 1               19                      23
                          ==                      ==

         Fee for directors and supervisors disclosed above included RMB 62 thousand (2002: RMB 66 thousand) paid to independent non-executive directors.

         None of the directors and supervisors has waived their remuneration during the year ended December 31, 2003 (2002: nil).

         The five highest paid individuals in the Group for each of the two years ended December 31, 2002 and 2003 were also directors or supervisors and their emoluments are reflected in the analysis presented above.

         The Company has adopted a share option scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 87,000,000 units of share appreciation rights were granted to senior executives. 35,000,000 units were granted to the directors and supervisors; of these 35,000,000 units, 33,130,000 units are outstanding, net of subsequent forfeiture of 1,870,000 units by a former independent director.

         The rights can be exercised on or after April 8, 2003, the third anniversary of the grant, up to April 7, 2008. The exercise price is the price as at the initial public offering being HK

$1.28 per share or approximately RMB 1.36 per share.

         As at December 31, 2003, none of the holders of the stock appreciation rights has exercised the rights. The liability for the units awarded under the scheme has been calculated based on the difference between the exercise price and the market price of the shares and amounted to approximately RMB 406 (2002:
RMB 34) at December 31, 2003.

10 TAXATION

                                                2003                    2002
                                               ------                  ------
                                                 RMB                     RMB
                                               ------                  ------
Income tax                                     26,347                  19,289
Deferred tax (Note 29)                          1,594                   2,897
Share of tax of associated companies              131                      45
                                               ------                  ------
                                               28,072                  22,231
                                               ======                  ======

         In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is principally 33% (2002: 33%). The Group in the last quarter of year 2002 obtained approvals from several provincial and local tax authorities whereby a portion of the taxable income of the Group's qualifying operations in these locales through 2010 are assessed income tax at a reduced rate of 15% instead of the statutory rate of 33%.

         The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows :

                                                           2003                    2002
                                                         -------                 -------
                                                           RMB                     RMB
                                                         -------                 -------
Profit before taxation                                   98,322                  69,240
                                                         ------                  ------
Tax calculated at a tax rate of 33%                      32,446                  22,849
Prior year tax return adjustment                            419                     618
Effect of preferential tax rate                          (5,190)                 (2,377)
Income not subject to tax                                  (566)                    (93)
Expenses not deductible for tax purposes                    963                   1,234
                                                         ------                  ------
Tax charge                                               28,072                  22,231
                                                         ======                  ======

11 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

         The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of RMB 69,614 (2002: RMB 46,910) for the year ended December 31, 2003.

12 BASIC AND DILUTED EARNINGS PER SHARE

         Basic and diluted earnings per share for the years ended December 31, 2003 and 2002 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for each of the years.

         There are no dilutive potential ordinary shares.

13 DIVIDENDS

                                                 2003                    2002
                                                ------                  ------
                                                  RMB                     RMB
                                                ------                  ------
Final dividend for 2001 (Note (i))                   -                   8,839
Interim dividend for 2002 (Note (ii))                -                   8,811
Final dividend for 2002 (Note (iii))            12,299                       -
Interim dividend for 2003 (Note (iv))           17,379                       -
                                                ------                  ------
                                                29,678                  17,650
                                                ======                  ======

         (i) A final dividend in respect of 2001 of RMB 0.050272 per share amounting to a total of RMB 8,839 was paid on June 21, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2002.

         (ii) Aninterim dividend in respect of 2002 of RMB 0.050113 per share amounting to a total of RMB 8,811 was paid on October 8, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2002.

         (iii) A final dividend in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB12,299 was paid on June 12, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2003.

         (iv) Asauthorised by shareholders in the Annual General Meeting on May 28, 2003, the Board of Directors, in a meeting held on August 27, 2003, resolved to distribute an interim dividend in respect of 2003 of RMB 0.098841 per share amounting to a total of RMB17,379. The interim dividend was paid on October 8, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2003.

         (v) At the meeting on March 24, 2004, the Board of Directors proposed a final dividend in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2004.

14 PROPERTY, PLANT AND EQUIPMENT

         GROUP

                                         OIL         PLANT
                                       AND GAS        AND        MOTOR                 CONSTRUCTION
       YEAR ENDED          BUILDINGS   PROPERTY    EQUIPMENT    VEHICLES      OTHER     IN PROGRESS    TOTAL
      DECEMBER 31,         ---------   ---------   ---------    --------     -------   ------------  ---------
          2002                RMB        RMB          RMB         RMB          RMB          RMB         RMB
      ------------         ---------   ---------   ---------    --------     -------   ------------  ---------
COST OR VALUATION
At beginning of
   the year                  49,732     305,099     193,190       6,877       5,113        26,593     586,604
Additions                     1,514         401         654         123         165        67,739      70,596
Acquisitions                    240       1,709       1,891          92          71             -       4,003
Transfers                     5,381      39,332      18,106         690         229       (63,738)          -
Disposals or write           (1,533)     (8,543)     (7,920)       (398)       (306)            -     (18,700)
                            -------    --------     -------      ------      ------       -------    --------
At end of the year           55,334     337,998     205,921       7,384       5,272        30,594     642,503
                            -------    --------     -------      ------      ------       -------    --------
ACCUMULATED DEPRECIATION
At beginning of the year     (9,949)   (124,612)    (80,388)     (3,264)     (1,421)            -    (219,634)
Charge for the year          (1,684)    (18,302)    (14,864)       (685)       (571)            -     (36,106)
Acquisitions                    (55)          -        (748)        (33)        (37)            -        (873)
Disposals or write              530       5,261       5,538         333         246             -      11,908
                            -------    --------     -------      ------      ------       -------    --------
At end of the year          (11,158)   (137,653)    (90,462)     (3,649)     (1,783)            -    (244,705)
                            -------    --------     -------      ------      ------       -------    --------
NET BOOK VALUE
At end of the year           44,176     200,345     115,459       3,735       3,489        30,594     397,798
                            =======    ========     =======      ======      ======       =======    ========
ANALYSIS OF COST OR
   VALUATION
At valuation (i)             27,150     225,358     160,544       3,676       1,644             -     418,372
At cost (ii)                 28,184     112,640      45,377       3,708       3,628        30,594     224,131
                            -------    --------     -------      ------      ------       -------    --------
                             55,334     337,998     205,921       7,384       5,272        30,594     642,503
                            =======    ========     =======      ======      ======       =======    ========
Carrying value of the
property, plant and
equipment had they
been stated at cost
less accumulated
  depreciation               39,065     179,713      92,383       3,102       2,738        30,594     347,595
                            =======    ========     =======      ======      ======       =======    ========

                                         OIL         PLANT
                                       AND GAS        AND        MOTOR                 CONSTRUCTION
       YEAR ENDED          BUILDINGS   PROPERTY    EQUIPMENT    VEHICLES      OTHER     IN PROGRESS    TOTAL
      DECEMBER 31,         ---------   ---------   ---------    --------     -------   ------------  ---------
          2003                RMB        RMB          RMB         RMB          RMB          RMB         RMB
      ------------         ---------   ---------   ---------    --------     -------   ------------  ---------
COST OR VALUATION
At beginning of the year     55,334     337,998     205,921      7,384        5,272        30,594     642,503
Additions                     1,133         289         952        142           73        81,710      84,299
Revaluation surplus               -           -      (1,568)         -            -             -      (1,568)
Revaluation loss                  -           -      (2,133)         -            -             -      (2,133)
Transfers                     6,743      43,308      27,834        804          354       (79,043)          -
Disposals or write off       (1,738)    (12,785)     (8,285)      (537)        (249)            -     (23,594)
                            -------    --------     -------     ------        -----       -------    --------
At end of the year           61,472     368,810     222,721      7,793        5,450        33,261     699,507
                            -------    --------     -------     ------        -----       -------    --------
ACCUMULATED
     DEPRECIATION
At beginning of the year    (11,158)   (137,653)    (90,462)    (3,649)      (1,783)            -    (244,705)
Charge for the year          (2,146)    (21,060)    (15,120)      (731)        (586)            -     (39,643)
Revaluation surplus               -           -       2,440          -            -             -       2,440
Revaluation loss                  -           -         876          -            -             -         876
Disposals or write off        1,474       7,871       5,007        416          176             -      14,944
                            -------    --------     -------     ------        -----       -------    --------
At end of the year          (11,830)   (150,842)    (97,259)    (3,964)      (2,193)            -    (266,088)
                            -------    --------     -------     ------        -----       -------    --------
NET BOOK VALUE
At end of the year           49,642     217,968     125,462      3,829        3,257        33,261     433,419
                            =======    ========     =======     ======        =====       =======    ========
ANALYSIS OF COST OR
  VALUATION
At valuation (i)             25,412     212,573     162,954      3,139        1,395             -     405,473
At cost (ii)                 36,060     156,237      59,767      4,654        4,055        33,261     294,034
                            -------    --------     -------     ------        -----       -------    --------
                             61,472     368,810     222,721      7,793        5,450        33,261     699,507
                            =======    ========     =======     ======        =====       =======    ========
Carrying value of the
  property, plant and
  equipment had they
  been stated at cost
  less accumulated
  depreciation               44,773     203,025     104,976      3,304        2,622        33,261     391,961
                            =======    ========     =======     ======        =====       =======    ========

         COMPANY

                                         OIL         PLANT
                                       AND GAS        AND        MOTOR                 CONSTRUCTION
    YEAR ENDED             BUILDINGS   PROPERTY    EQUIPMENT    VEHICLES      OTHER     IN PROGRESS    TOTAL
   DECEMBER 31,            ---------   ---------   ---------    --------     -------   ------------  ---------
      2002                    RMB        RMB          RMB         RMB          RMB          RMB         RMB
   ------------            ---------   ---------   ---------    --------     -------   ------------  ---------
COST OR VALUATION
At beginning of the year    33,975      198,235     158,757       4,795       4,707        19,281     419,750
Additions                    1,206          369         592          68         153        52,001      54,389
Transfers                    4,111       28,203      12,514         344         161       (45,333)          -
Disposals or write off      (1,036)      (5,736)     (6,916)       (323)       (255)            -     (14,266)
                            ------      -------     -------      ------      ------       -------    --------
At end of the year          38,256      221,071     164,947       4,884       4,766        25,949     459,873
                            ------      -------     -------      ------      ------       -------    --------
ACCUMULATED
  DEPRECIATION
At beginning of the year    (7,782)     (78,379)    (66,338)     (2,412)     (1,182)            -    (156,093)
Charge for the year         (1,586)     (13,545)    (12,155)       (453)       (307)            -     (28,046)
Disposals or write off         514        3,758       5,086         286         184             -       9,828
                            ------      -------     -------      ------      ------       -------    --------
At end of the year          (8,854)     (88,166)    (73,407)     (2,579)     (1,305)            -    (174,311)
                            ------      -------     -------      ------      ------       -------    --------
NET BOOK VALUE
At end of the year          29,402      132,905      91,540       2,305       3,461        25,949     285,562
                            ======      =======     =======      ======      ======       =======    ========
ANALYSIS OF COST OR
  VALUATION
At valuation (i)            18,724      130,127     134,234       2,713       1,610             -     287,408
At cost (ii)                19,532       90,944      30,713       2,171       3,156        25,949     172,465
                            ------      -------     -------      ------      ------       -------    --------
                            38,256      221,071     164,947       4,884       4,766        25,949     459,873
                            ======      =======     =======      ======      ======       =======    ========
Carrying value of the
  property, plant and
  equipment had they
  been stated at cost
  less accumulated
  depreciation              27,451      119,221      70,252       1,916       2,688        25,949     247,477
                            ======      =======     =======      ======      ======       =======    ========

                                         OIL         PLANT
                                       AND GAS        AND        MOTOR                 CONSTRUCTION
     YEAR ENDED            BUILDINGS   PROPERTY    EQUIPMENT    VEHICLES      OTHER     IN PROGRESS    TOTAL
    DECEMBER 31,           ---------   ---------   ---------    --------     -------   ------------  ---------
       2002                   RMB        RMB          RMB         RMB          RMB          RMB         RMB
    ------------           ---------   ---------   ---------    --------     -------   ------------  ---------
COST OR VALUATION
At beginning of the year    38,256      221,071     164,947       4,884       4,766        25,949     459,873
Additions                      241          114         422         111          53        66,309      67,250
Revaluation surplus              -            -      (1,497)          -           -             -      (1,497)
Revaluation loss                 -            -      (2,026)          -           -             -      (2,026)
Transfers                    5,263       31,773      25,199         374         196       (62,805)          -
Disposals or write off      (1,419)      (7,411)     (8,103)       (491)       (174)            -     (17,598)
                            ------      -------     -------      ------      ------       -------    --------
At end of the year          42,341      245,547     178,942       4,878       4,841        29,453     506,002
                            ------      -------     -------      ------      ------       -------    --------
ACCUMULATED
  DEPRECIATION
At beginning of the year    (8,854)     (88,166)    (73,407)     (2,579)     (1,305)            -    (174,311)
Charge for the year         (1,764)     (14,789)    (12,542)       (517)       (398)            -     (30,010)
Revaluation surplus              -            -       2,366           -           -             -       2,366
Revaluation loss                 -            -         795           -           -             -         795
Disposals or write off       1,201        3,272       4,923         406         107             -       9,909
                            ------      -------     -------      ------      ------       -------    --------
At end of the year          (9,417)     (99,683)    (77,865)     (2,690)     (1,596)            -    (191,251)
                            ------      -------     -------      ------      ------       -------    --------
NET BOOK VALUE
At end of the year          32,924      145,864     101,077       2,188       3,245        29,453     314,751
                            ======      =======     =======      ======      ======       =======    ========
ANALYSIS OF COST OR
   VALUATION
At valuation (i)            17,305      122,716     133,302       2,222       1,376             -     276,921
At cost (ii)                25,036      122,831      45,640       2,656       3,465        29,453     229,081
                            ------      -------     -------      ------      ------       -------    --------
                            42,341      245,547     178,942       4,878       4,841        29,453     506,002
                            ======      =======     =======      ======      ======       =======    ========
  Carrying value of the
  property, plant and
  equipment had they
  been stated at cost
  less accumulated
  depreciation              31,159      135,071      82,158       1,873       2,586        29,453     282,300
                            ======      =======     =======      ======      ======       =======    ========

         (i) Amount for which revaluations have been undertaken by independent valuers.

         (ii) Cost of property, plant and equipment acquired or constructed since the applicable revaluation.

         The depreciation charge of the Group and the Company for the year ended December 31, 2003 included RMB 1,487 (2002: RMB 1,753) relating to impairment provision for plant and equipment held for use. Of this amount, RMB 863 (2002: RMB 1,384) was related to the Chemicals and Marketing segment and RMB 624 (2002: RMB 369) was for the Refining and Marketing segment.

         The Group's interests in buildings at their net book values are analysed as follows:

                                                     GROUP                            COMPANY
                                             ----------------------           -----------------------
                                              2003            2002             2003             2002
                                             ------          ------           ------           ------
                                              RMB             RMB              RMB              RMB
                                             ------          ------           ------           ------
Short-term lease (less than 10 years)         1,192             376              779              332
Medium-term lease (10 to 50 years)           40,289          35,142           24,992           21,739
Long-term lease (over 50 years)               8,161           8,658            7,153            7,331
                                             ------          ------           ------           ------
                                             49,642          44,176           32,924           29,402
                                             ======          ======           ======           ======

         All the buildings of the Group are located in the PRC.

         Property, plant and equipment under finance leases at the end of year are as follows:

                                                     GROUP                            COMPANY
                                              --------------------             ----------------------
                                              2003            2002             2003             2002
                                              ----           -----             ----            ------
                                              RMB             RMB              RMB              RMB
                                              ----           -----             ----            ------
Refining and Marketing                         94              88               94               88
Chemicals and Marketing                       221             431              221              431
Accumulated depreciation                      (75)           (120)             (75)            (120)
                                              ---            ----              ---             ----
                                              240             399              240              399
                                              ===            ====              ===             ====

         All finance leases are related to plant and equipment and generally contain purchase options at the end of the lease terms.

         A valuation of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs.

         As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.

         The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

         The September 2003 revaluation resulted in a RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

         With respect to the RMB 872 revaluation gain resulting from the 2003 revaluation, RMB 98 were related to property, plant and equipment that in 1999 experienced revaluation loss, and were credited to the profit and loss account. The remaining RMB 774 was credited to the revaluation reserve in the shareholders' equity.

         With respect to the RMB 1,257 revaluation loss resulting from the 2003 revaluation, RMB 768 were related to property, plant and equipment that in 1999 experienced revaluation gain. The remaining RMB 489 were charged to the profit and loss account.

         Bank borrowings are secured on property, plant and equipment at net book value of RMB 152 (2002: RMB 426) at December 31, 2003.

15 INVESTMENTS IN ASSOCIATES

         Principal associated companies accounted for under the equity method are:

                                                                                    ATTRIBUTABLE
                                           COUNTRY OF            PAID-UP /             EQUITY
                                         INCORPORATION          REGISTERED            INTEREST             PRINCIPAL
COMPANY NAME                             AND OPERATIONS           CAPITAL              HELD (%)            ACTIVITIES
------------                             --------------         ----------          ------------           ----------
                                                                                                        Production and
                                                                                                       sale of refined
Dalian West Pacific Petrochemical                                                                    and petrochemical
    Co., Ltd.                                 PRC                 USD 258               28.4                  products

         Share of profit of associated companies included in the profit and loss account of the Group was RMB 985 (2002: RMB 268) in 2003.

         Share of net profit/(loss) of associated companies included in retained earnings of the Group was RMB 584 (2002: RMB (136)) at December 31, 2003. Dividends received and receivable from associated companies were RMB 134 (2002:
RMB 99) in 2003.

16 AVAILABLE-FOR-SALE INVESTMENTS

                                                                        GROUP                            COMPANY
                                                               ---------------------            ----------------------
                                                                2003            2002             2003             2002
                                                               -----           -----            -----            -----
                                                                RMB             RMB              RMB              RMB
                                                               -----           -----            -----            -----
Unlisted available-for-sale investments                        2,652           2,195            2,264            1,883
Less: Impairment provision                                      (813)           (660)            (802)            (633)
                                                               -----           -----            -----            -----
Total                                                          1,839           1,535            1,462            1,250
                                                               =====           =====            =====            =====

         Available-for-sale investments, comprising principally unlisted equity securities, are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date or unless they will need to be sold to raise operating capital.

         Dividend income from available-for-sale investments was RMB 69 (2002:
RMB 60) in 2003.

17 SUBSIDIARIES

         Principal subsidiaries are:

                                                                                   ATTRIBUTABLE
                                  COUNTRY OF           PAID-UP         TYPE OF        EQUITY
                               INCORPORATION AND       CAPITAL          LEGAL        INTEREST
COMPANY NAME                      OPERATIONS             RMB            ENTITY          %           PRINCIPAL ACTIVITIES
------------                      ----------             ---            ------       --------       --------------------
*Daqing Oilfield                           PRC           47,500         (PHI)         100.00        Exploration, production
  Company Limited                                                                                   and the sale of crude
                                                                                                    oil and natural gas;
                                                                                                    production and sale of
                                                                                                    refined products
*Jinzhou Petrochemical                     PRC              788         (PSI)          80.95        Production and sale of
  Company Limited                                                                                   oil and chemical products
*Jilin Chemical                            PRC            3,561         (PSI)          67.29        Production and sale of
  Industrial Company                                                                                chemical products
  Limited
Daqing Yu Shu Lin                          PRC            1,272         (PHI)          88.16        Exploration and
  Oilfield Company                                                                                  production of crude oil
  Limited                                                                                           and natural gas
*Liaohe Jinma Oilfield                     PRC            1,100         (PSI)          81.82        Exploration, production,
  Company Limited                                                                                   transportation and sale
                                                                                                    of crude oil and natural
                                                                                                    gas

*PetroChina                     British Virgin          USD 0.9         (PHI)         100.00        Exploration and
  International Limited                Islands                                                      production of crude oil
                                                                                                    and natural gas outside
                                                                                                    of PRC
PetroChina                             Bahamas        USD 0.005         (PHI)         100.00        Exploration and
  International                                                                                     production of crude oil
  Indonesia Limited                                                                                 and natural gas in
                                                                                                    Indonesia

(PHI) -- Limited liability company.

(PSI) -- Joint stock company with limited liability.

*     -- Subsidiaries directly held by the Company as of December 31, 2003.

18   INTANGIBLE AND OTHER ASSETS

         GROUP

                                               2003                                            2002
                                ------------------------------------        -------------------------------------
                                            ACCUMULATED                                  ACCUMULATED
                                 COST      AMORTISATION         NET         COST         AMORTISATION        NET
                                -----      ------------        -----        -----        ------------       -----
                                  RMB           RMB             RMB          RMB             RMB             RMB
                                -----      ------------        -----        -----        ------------       -----
Patents                         2,845         (1,293)          1,552        2,591          (1,006)          1,585
Technical know-how                649           (213)            436          637            (232)            405
                                -----         ------           -----        -----          ------           -----
Intangible assets               3,494         (1,506)          1,988        3,228          (1,238)          1,990
                                =====         ======           =====        =====          ======           =====
Other assets                                                   2,744                                        2,517
                                                               -----                                        -----
                                                               4,732                                        4,507
                                                               =====                                        =====

         COMPANY

                                                2003                                            2002
                                ------------------------------------            -------------------------------------
                                            ACCUMULATED                                      ACCUMULATED
                                 COST      AMORTISATION         NET              COST        AMORTISATION        NET
                                -----      ------------        -----            -----        ------------       -----
                                 RMB            RMB             RMB              RMB             RMB             RMB
                                -----      ------------        -----            -----        ------------       -----
Patents                         2,195         (1,144)          1,051            1,955            (964)            991
Technical know-how                310            (83)            227              276             (54)            222
                                -----         ------           -----            -----          ------           -----
Intangible assets               2,505         (1,227)          1,278            2,231          (1,018)          1,213
                                =====         ======           =====            =====          ======           =====
Other assets                                                   1,881                                            1,898
                                                               -----                                            -----
                                                               3,159                                            3,111
                                                               =====                                            =====

         Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Technical know-how amounts are attributable to operational technology acquired in connection with purchase of equipment. The technical know-how costs are included as part of the purchase price by contracts and are distinguishable.

         Other assets primarily consist of long-term prepaid expenses to service providers.

19 INVENTORIES

                                                                 GROUP                                COMPANY
                                                       -------------------------             -------------------------
                                                        2003               2002               2003               2002
                                                       ------             ------             ------             ------
                                                        RMB                RMB                RMB                RMB
                                                       ------             ------             ------             ------
Crude oil and other raw materials                       9,553              8,987              6,989              6,772
Work in progress                                        3,652              3,787              3,242              3,532
Finished goods                                         16,367             16,253             14,424             14,168
Spare parts and consumables                                66                 67                 55                 58
                                                       ------             ------             ------             ------
                                                       29,638             29,094             24,710             24,530
Less: Write down in inventories                          (766)              (653)              (524)              (454)
                                                       ------             ------             ------             ------
                                                       28,872             28,441             24,186             24,076
                                                       ======             ======             ======             ======

         Inventories of the Group carried at net realisable value amounted to RMB 2,249 (2002: RMB 2,780) at December 31, 2003.

20 ACCOUNTS RECEIVABLE

                                                                 GROUP                                COMPANY
                                                       -------------------------             -------------------------
                                                        2003               2002               2003               2002
                                                       ------             ------             ------             ------
                                                        RMB                RMB                RMB                RMB
                                                       ------             ------             ------             ------
Accounts receivable due from third parties              8,263             11,504              5,827              9,647
Less: Impairment provision                             (5,872)            (6,356)            (4,759)            (5,361)
                                                       ------             ------             ------             ------
                                                        2,391              5,148              1,068              4,286
Accounts receivable due from related
parties
   - Fellow CNPC subsidiaries                             592                789                415                443
   - Associated companies                                 280                142                278                139
                                                       ------             ------             ------             ------
                                                        3,263              6,079              1,761              4,868
                                                       ======             ======             ======             ======

         Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

         The aging analysis of accounts receivable at December 31, 2003 is as follows:

                                                                 GROUP                                COMPANY
                                                        ------------------------              ------------------------
                                                        2003               2002               2003               2002
                                                        -----             ------              -----             ------
                                                         RMB                RMB                RMB                RMB
                                                        -----             ------              -----             ------
Within 1 year                                           2,594              4,647              1,369              4,220
Between 1 to 2 years                                      136                743                127                325
Between 2 to 3 years                                      423                697                293                588
Over 3 years                                            5,982              6,348              4,731              5,096
                                                        -----             ------              -----             ------
                                                        9,135             12,435              6,520             10,229
                                                        =====             ======              =====             ======

         The Group offers its customers the credit terms of no more than 180 days, except for certain selected customers.

21 PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                                  GROUP                                COMPANY
                                                       -------------------------             -------------------------
                                                        2003               2002               2003               2002
                                                       ------             ------             ------             ------
                                                        RMB                RMB                RMB                RMB
                                                       ------             ------             ------             ------
Other receivables                                      10,173              9,626              7,490              8,096
Less: Impairment provision                             (6,283)            (5,313)            (3,690)            (3,264)
                                                       ------             ------             ------             ------
                                                        3,890              4,313              3,800              4,832
Amounts due from CNPC                                   2,038              2,135              2,038              2,135
Amounts due from fellow CNPC subsidiaries               2,705              5,419              2,002              3,865
Amounts due from subsidiaries                               -                  -              7,287              8,870
Advances to suppliers                                   4,105              3,209              2,977              1,740
Prepaid expenses                                          103                123                 68                100
Other current assets                                      687                530                721                500
                                                       ------             ------             ------             ------
                                                       13,528             15,729             18,893             22,042
                                                       ======             ======             ======             ======

         Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.

         Amounts due from CNPC and fellow CNPC subsidiaries are interest free, unsecured and repayable in accordance with normal commercial terms.

22 NOTES RECEIVABLE

         Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.

23 RECEIVABLES UNDER RESALE AGREEMENTS

         Securities purchased under agreements to resell ("resale agreements") are recorded as receivables under resale agreements. The difference between purchase and resell prices is treated as interest income and accrued over the life of resale agreements using the effective yield method.

         Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus interest accrued. The underlying collaterals are principally the PRC government bonds.

24 CASH AND CASH EQUIVALENTS

                                                                 GROUP                                COMPANY
                                                       -------------------------             -------------------------
                                                        2003               2002               2003               2002
                                                       ------              -----             -----               -----
                                                        RMB                 RMB               RMB                 RMB
                                                       ------              -----             -----               -----
Cash at bank and in hand                               11,231              9,977             8,022               7,457
                                                       ======              =====             =====               =====

         The weighted average effective interest rate on bank deposits was 1.30% (2002: 1.22%) for the year ended December 31, 2003.

25 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                  GROUP                               COMPANY
                                                       -------------------------             -------------------------
                                                        2003               2002               2003               2002
                                                       ------             ------             ------             ------
                                                        RMB                RMB                RMB                RMB
                                                       ------             ------             ------             ------
Trade payables                                         10,150              8,153              6,448              5,057
Advances from customers                                 6,861              4,690              5,835              4,131
Salaries and welfare payable                            5,413              3,915              4,394              3,032
Accrued expenses                                            5                  8                  5                  8
Dividends payable by subsidiaries to
  minority shareholders                                   118                 34                  -                  -
Interest payable                                          130                233                127                162
Construction fee and equipment cost
  payables                                             13,760             12,521             10,411              8,602
Payable to Sinopec                                        610                539                585                512
Advances from Sinopec                                     233                 80                233                 74
One-time employee housing remedial payment
  payable                                               2,270              2,470              2,270              2,470
Other payables                                         10,628             10,588              7,395             10,185

Amounts due to related parties
  - CNPC                                                1,531              1,702              1,484              1,656
  - Fellow CNPC subsidiaries                           11,880             11,581              9,746              7,590
  - Subsidiaries                                            -                  -             28,536             23,664
  - Associated companies                                  591              1,279                541              1,212
                                                       ------             ------             ------             ------
                                                       64,180             57,793             78,010             68,355
                                                       ======             ======             ======             ======

         Other payables consist primarily of customer deposits.

         Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

         The aging analysis of trade payables at December 31, 2003 is as follows:

                                                                 GROUP                                COMPANY
                                                       -------------------------              ------------------------
                                                        2003               2002               2003               2002
                                                       ------              -----              -----              -----
                                                         RMB                RMB                RMB                RMB
                                                       ------              -----              -----              -----
Within 1 year                                           9,108              7,110              5,763              4,237
Between 1 to 2 years                                      402                369                211                246
Between 2 to 3 years                                      127                109                 89                 80
Over 3 years                                              513                565                385                494
                                                       ------              -----              -----              -----
                                                       10,150              8,153              6,448              5,057
                                                       ======              =====              =====              =====

26 BORROWINGS

         (a) SHORT-TERM BORROWINGS

                                                                   GROUP                                COMPANY
                                                       -------------------------             -------------------------
                                                        2003               2002               2003               2002
                                                       ------             ------             ------             ------
                                                        RMB                RMB                RMB                RMB
                                                       ------             ------             ------             ------
Bank loans
  - secured                                               114                274                  7                 92
  - unsecured                                           8,450             13,576              7,592             13,073
Loans from fellow CNPC
subsidiaries                                              610                570                  -                  -
Other                                                       5                  4                  4                  4
                                                       ------             ------             ------             ------
                                                        9,179             14,424              7,603             13,169
Current portion of long-term borrowings                19,711              6,209             19,064              5,048
                                                       ------             ------             ------             ------
                                                       28,890             20,633             26,667             18,217
                                                       ======             ======             ======             ======

         (b) LONG-TERM BORROWINGS

                                                                                   GROUP                         COMPANY
                                                                          ----------------------         ----------------------
                                                                           2003            2002           2003            2002
                                   INTEREST RATE AND FINAL                ------          ------         ------          ------
                                          MATURITY                         RMB             RMB            RMB             RMB
                                   -----------------------                ------          ------         ------          ------
RENMINBI - DENOMINATED
BORROWINGS:

Bank loans for the            Majority variable interest rates            20,327          23,580         19,631          22,826
development of oil fields     ranging from interest free to
and construction of           6.03% per annum as of December
refining plants               31, 2003, with maturities through
                              2010

Bank loans for working        Majority variable interest rates             6,073           6,189          6,033           6,092
capital                       ranging from interest free to
                              5.94% per annum as of December
                              31, 2003, with maturities through
                              2005

Loans from related parties    Floating interest rates ranging             15,620          15,956         15,620          15,756
for the development of oil    from 4.61% to 5.18% per annum as
fields and construction of    of December 31, 2003, with
refining plants               maturities through 2032

Working capital loans from    Floating interest rate at 5.02%              4,000           4,000          4,000           4,000
related parties               per annum as of December 31,
                              2003, with maturities through 2004

Working capital loans         Fixed interest rates at 6.32% per               10              11              8               9
                              annum with no fixed repayment term

Corporate debenture for the   Fixed interest rate at 4.50% per             1,350           1,350          1,350           1,350
development of oil fields     annum with maturities through 2007
and construction of
refining plants

Corporate debenture for the   Fixed interest rate at 9.00% per                 -             300              -             300
construction of refining      annum with maturities through 2003
plants

Corporate debenture issued    Fixed interest rate at 4.11% per             1,500               -          1,500               -
in October, 2003, for the     annum with maturities through 2013
development of oil and gas
properties

                                                                                   GROUP                         COMPANY
                                                                          ----------------------         ----------------------
                                                                           2003            2002           2003            2002
                                  INTEREST RATE AND FINAL                 ------          ------         ------          ------
                                         MATURITY                           RMB             RMB            RMB             RMB
                                  -----------------------                 ------          ------         ------          ------
US DOLLAR - DENOMINATED
BORROWINGS:

Bank loans for the            Fixed interest rates ranging from            2,881           4,801          1,070           1,991
development of oil fields     interest free to 8.66% per annum
and construction of           with maturities through 2038
refining plants

Bank loans for the            Floating interest rates ranging              1,403           1,763            853           1,081
development of oil fields     from 1.47 % to 6.61% per annum as
and construction of           of December 31, 2003, with
refining plants               maturities through 2015

Bank loans for acquisition    Floating interest rate at LIBOR              1,493           1,490              -               -
of overseas oil and gas       plus 0.60% per annum as of
properties                    December 31, 2003, with
                              maturities through 2005

Loans from related parties    Floating interest rate at LIBOR              3,633           3,633          3,633           3,633
for the development of oil    minus 0.25% per annum as of
fields and construction of    December 31, 2003, with
refining plants               maturities through 2005

Loans from related parties    Floating interest rate at LIBOR                608               -              -               -
for acquisition of overseas   plus 0.40% per annum as of
oil and gas properties        December 31, 2003, with
                              maturities through 2005

Loans from related parties    Floating interest rate at LIBOR                717             543              -               -
for working capital           plus 0.40% per annum as of
                              December 31, 2003, with
                              maturities through 2005

Loans for the development     Fixed interest rate at 1.55% per               586             618            586             618
of oil fields and             annum with maturities through 2022
construction of refining
plants

                                                                        GROUP                         COMPANY
                                                                --------------------           ---------------------
                                                                  2003         2002              2003          2002
                                                                -------       ------           -------        ------
                                INTEREST RATE AND FINAL           RMB          RMB               RMB           RMB
                              ----------------------------      -------       ------           -------        ------
JAPANESE YEN - DENOMINATED
BORROWINGS:

Bank loans for the            Fixed interest rates ranging          578          723               371           461
development of oil fields     from 2.70% to 5.30% per
and construction of           annum with maturities
refining plants               through 2010
EURO - DENOMINATED
BORROWINGS:

Bank loans for the            Fixed interest rates ranging          381          463               121           182
development of oil fields     from 2.00% to 8.50% per
and construction of           annum with maturities
refining plants               through 2023

BRITISH POUND - DENOMINATED
BORROWINGS:

Bank loans for the            Fixed interest rate at 2.85%          454          538               454           538
development of oil fields     per annum with maturities
and construction of           through 2007
refining plants

Loans for the development     Fixed interest rate at                  -          784                 -           784
of oil fields and             5.17% per annum
construction of refining
plants
                                                                -------       ------           -------        ------
                                                                 61,614       66,742            55,230        59,621
Finance lease
   obligations                                                       56          122                56           122
                                                                -------       ------           -------        ------
Total long-term
   borrowings                                                    61,670       66,864            55,286        59,743
Less: Current portion of
      long-term borrowings                                      (19,711)      (6,209)          (19,064)       (5,048)
                                                                -------       ------           -------        ------
                                                                 41,959       60,655            36,222        54,695
                                                                =======       ======           =======        ======

         For loans denominated in RMB with floating rates, the rates are re-set annually on the respective anniversary dates based on rates announced by the People's Bank of China. For loans denominated in currencies other than RMB with floating rates, the rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks with interest rates ranging from 1.55% to 6.32% per annum. Interest free loans amounted to RMB 215 (2002: RMB 353) at December 31, 2003. Interest free loans were treated as government assistance and no imputation of interest expense on such loans was recognised in the Group's consolidated financial statements.

         Borrowings of RMB 853 (2002: RMB 939) were guaranteed by CNPC and its subsidiaries at December 31, 2003.

         The Group's borrowings include secured liabilities (leases and bank borrowings) totalling RMB 170 (2002: RMB 398) at December 31, 2003. Bank borrowings are secured over certain of the Group's property, plant and equipment (Note 14). Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

                                                              GROUP                      COMPANY
                                                       --------------------        --------------------
                                                        2003          2002          2003          2002
                                                       ------        ------        ------        ------
                                                        RMB           RMB           RMB           RMB
Total borrowings:
  - at fixed rates                                     17,024        24,056        13,122        19,378
  - at variable rates                                  53,825        57,232        49,767        53,534
                                                       ------        ------        ------        ------
                                                       70,849        81,288        62,889        72,912
                                                       ------        ------        ------        ------
Weighted average effective interest rates:
  - bank loans                                          4.77%         4.92%         4.92%         5.01%
  - loans from related parties                          4.23%         4.33%         4.37%         4.38%
  - loans from third parties                            1.64%         3.58%         1.64%         3.60%
  - corporate debentures                                4.30%         5.32%         4.30%         5.32%
  - finance lease obligations                           3.22%         3.38%         3.22%         3.38%

         The carrying amounts and fair values of long-term borrowings (excluding finance lease obligations) are as follows:

                                                              GROUP                      COMPANY
                                                       --------------------        --------------------
                                                                       CARRYING AMOUNTS
                                                       ------------------------------------------------
                                                        2003          2002          2003          2002
                                                       ------        ------        ------        ------
                                                        RMB           RMB           RMB           RMB
                                                       ------        ------        ------        ------
Bank loans                                             33,590        39,547        28,533        33,171
Loans from related parties                             24,578        24,132        23,253        23,389
Corporate debentures                                    2,850         1,650         2,850         1,650
Other                                                     596         1,413           594         1,411
                                                       ------        ------        ------        ------
                                                       61,614        66,742        55,230        59,621
                                                       ======        ======        ======        ======

                                                              GROUP                      COMPANY
                                                       --------------------        --------------------
                                                                         FAIR VALUES
                                                       ------------------------------------------------
                                                        2003          2002          2003          2002
                                                       ------        ------        ------        ------
                                                        RMB           RMB           RMB           RMB
                                                       ------        ------        ------        ------
Bank loans                                             33,514        39,413        28,565        33,208
Loans from related parties                             24,578        24,133        23,253        23,388
Corporate debentures                                    2,640         1,646         2,640         1,646
Other                                                     422         1,203           421         1,202
                                                       ------        ------        ------        ------
                                                       61,154        66,395        54,879        59,444
                                                       ------        ------        ------        ------

         The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.43% to 6.66% per annum as of December 31, 2003 depending on the type of the borrowings. The carrying amounts of short-term borrowings and finance lease obligations approximate their fair value.

         Maturities of long-term borrowings (excluding finance lease obligations) at the dates indicated below are as follows:

                                                              GROUP                      COMPANY
                                                       --------------------        --------------------
                                                        2003          2002          2003          2002
                                                       ------        ------        ------        ------
     BANK LOANS                                         RMB           RMB           RMB           RMB
     ----------                                        ------        ------        ------        ------
Within one year                                        11,291         5,384        10,644         4,424
Between one to two years                                9,963        11,072         7,812        10,193
Between two to five years                              10,397        18,518         9,336        15,360
After five years                                        1,939         4,573           741         3,194
                                                       ------        ------        ------        ------
                                                       33,590        39,547        28,533        33,171
                                                       ======        ======        ======        ======

                                                              GROUP                      COMPANY
                                                       --------------------        --------------------
                                                        2003          2002          2003          2002
                                                       ------        ------        ------        ------
       OTHER LOANS                                      RMB           RMB           RMB           RMB
       -----------                                     ------        ------        ------        ------
Within one year                                         8,381           759         8,381           558
Between one to two years                                8,203         8,469         6,878         8,465
Between two to five years                               6,711        13,439         6,711        12,901
After five years                                        4,729         4,528         4,727         4,526
                                                       ------        ------        ------        ------
                                                       28,024        27,195        26,697        26,450
                                                       ======        ======        ======        ======

         Future minimum payments on finance lease obligations at the dates indicated below are as follows:

                                                              GROUP                      COMPANY
                                                       --------------------        --------------------
                                                        2003          2002          2003          2002
                                                       ------        ------        ------        ------
                                                        RMB           RMB           RMB            RMB
                                                       ------        ------        ------        ------
Within one year                                            41            70            41            70
Between one to two years                                   17            41            17            41
Between two to five years                                   -            17             -            17
                                                       ------        ------        ------        ------
                                                           58           128            58           128
Future finance charges on finance lease
  obligations                                              (2)           (6)           (2)           (6)
                                                       ------        ------        ------        ------
Present value of finance lease obligations                 56           122            56           122
                                                       ======        ======        ======        ======
The present value of finance lease
obligations
   can be analysed as follows:
- Within one year                                          39            66            39            66
- Between one to two years                                 17            39            17            39
- Between two to five years                                 -            17             -            17
                                                       ------        ------        ------        ------
                                                           56           122            56           122
                                                       ======        ======        ======        ======

27 SHARE CAPITAL

                                                              GROUP                      COMPANY
                                                      ----------------------      ----------------------
                                                        2003           2002         2003          2002
                                                      -------        -------      -------        -------
                                                        RMB           RMB           RMB            RMB
Registered, issued and fully paid:
   State-owned shares                                 158,242        158,242      158,242        158,242
   H shares                                            17,582         17,582       17,582         17,582
                                                      -------        -------      -------        -------
                                                      175,824        175,824      175,824        175,824
                                                      =======        =======      =======        =======

         As at December 31, 1999, the registered capital of the Company was RMB 160,000 consisting of 160 billion state-owned shares of RMB 1.00 each. Such shares were issued to CNPC, credited as fully paid in consideration for the transfer of the relevant assets and liabilities by CNPC in 1999.

         On April 7, 2000, the Company completed a global initial public offering ("Global Offering") pursuant to which 17,582,418,000 shares of RMB 1.00 each, representing 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares), were issued at prices of HK$
1.28 per H share and US$ 16.44 per ADS, respectively, for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares. The H shares and ADSs are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange respectively.

         The 17,582,418,000 H shares issued by the Company comprise 15,824,176,000 shares offered by the Company, and 1,758,242,000 shares offered by CNPC pursuant to an approval from China Securities Regulatory Commission to convert the state-owned shares owned by CNPC.

         Shareholders' rights are governed by the PRC Company Law that requires an increase in registered capital to be approved by the shareholders in general meeting and the relevant PRC Government and regulatory authorities.

28   RESERVES

                                                              GROUP                      COMPANY
                                                      ----------------------      ----------------------
                                                        2003           2002         2003          2002
                                                      -------        -------      -------        -------
                                                        RMB           RMB           RMB            RMB

REVALUATION RESERVE

Beginning balance                                      79,945        79,945        79,945        79,945
Revaluation surplus of property, plant and
equipment (Note e)
   -gross                                                 774             -           774             -
   -tax                                                  (247)            -          (247)            -
Revaluation loss offset against previous
   revaluation surplus of property, plant
   and equipment
  -gross                                                 (768)            -          (768)            -
  -tax                                                    242             -           242             -
                                                      -------       -------       -------       -------
ENDING BALANCE                                         79,946        79,945        79,946        79,945

CAPITAL RESERVE
Beginning balance                                     (28,557)      (28,567)      (28,557)      (28,567)
Contribution from CNPC to marketing
   enterprises                                              -            10             -            10
                                                      -------       -------       -------       -------
ENDING BALANCE                                        (28,557)      (28,557)      (28,557)      (28,557)

STATUTORY COMMON RESERVE FUND (Note a)
Beginning balance                                      20,128        16,219        12,693         8,784
Transfer from retained earnings                         6,242         3,909         6,242         3,909
                                                      -------       -------       -------       -------

ENDING BALANCE                                         26,370        20,128        18,935        12,693

STATUTORY COMMON WELFARE FUND (Note b)
Beginning balance                                      13,532        11,578         9,867         7,913
Transfer from retained earnings                         3,121         1,954         3,121         1,954
                                                      -------       -------       -------       -------
ENDING BALANCE                                         16,653        13,532        12,988         9,867

OTHER RESERVES
Beginning balance                                      (3,200)            -        (3,200)            -
Payment to CNPC for acquisition of
  marketing enterprises (Note 2)                            -        (3,200)            -        (3,200)
                                                      -------       -------       -------       -------
ENDING BALANCE                                         (3,200)       (3,200)       (3,200)       (3,200)
                                                      -------       -------       -------       -------
                                                       91,212        81,848        80,112        70,748
                                                      =======       =======       =======       =======

         (a) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

         The statutory common reserve fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

         (b) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide common facilities, of which the Group retains the titles, and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation. The directors have proposed to transfer 5% (2002: 5%) of the net profit, as determined under the PRC accounting regulations, for the year ended December 31, 2003 to the statutory common welfare fund.

         (c) The Company's distributable reserve is the retained earnings computed under the PRC accounting regulations, which amounted to RMB 59,104 (2002: RMB 37,374) as of December 31, 2003. The distributable reserve computed under the PRC accounting regulations at December 31, 2003 has been arrived at after the accrual for the proposed final dividend in respect of year 2003 of RMB 13,947 (Note 13 (v)).

         (d) As of December 31, 2003, revaluation surplus relating to depreciation and disposals amounted to approximately RMB 38,064 (2002: RMB 29,560).

         (e) The revaluation surplus recognised during the restructuring was partially utilised to offset against the revaluation loss on the same assets arising in 2003 (Note 14). Additional valuation surplus arising in 2003 was credited to the revaluation reserve.

29 DEFERRED TAXATION

         Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 33%.

       The movements in the deferred taxation account are as follows:

                                                              GROUP                          COMPANY
                                                       -------------------             ------------------
                                                        2003         2002              2003         2002
                                                       ------        -----             -----        -----
                                                        RMB           RMB               RMB          RMB
                                                       ------        -----             -----        -----
At beginning of year                                    9,927        7,030             6,090        4,835
Transfer to profit and loss account (Note 10)           1,594        2,897               293        1,255
Charged to equity
-net surplus on revaluation                                 5            -                 5            -
                                                       ------        -----             -----        -----
At end of year                                         11,526        9,927             6,388        6,090
                                                       ======        =====             =====        =====

         Deferred tax balances are attributable to the following items:

                                                              GROUP                          COMPANY
                                                       -------------------            -------------------
                                                        2003         2002              2003         2002
                                                       ------       ------            ------        -----
                                                        RMB           RMB              RMB          RMB
                                                       ------       ------            ------        -----
Deferred tax assets:
Current:
  Provisions, primarily for receivables
   and inventories                                      4,015        3,568             3,278        2,831
  Tax losses of subsidiaries                               39          111                 -            -
Non current:
  Shut down of manufacturing assets and
   impairment of long-term assets                       1,039          613               949          524
   Other                                                  579          182               529          147
                                                       ------       ------            ------        -----
Total deferred tax assets                               5,672        4,474             4,756        3,502
                                                       ------       ------            ------        -----
Deferred tax liabilities:
Current:
   Sales (Note (i))                                     4,401        4,401             4,401        4,401
Non current:
   Accelerated tax depreciation                        12,519       10,000             6,465        5,191
   Other                                                  278            -               278            -
                                                       ------       ------            ------        -----
Total deferred tax liabilities                         17,198       14,401            11,144        9,592
                                                       ------       ------            ------        -----
Net deferred tax liabilities                           11,526        9,927             6,388        6,090
                                                       ------       ------            ------        -----

         (i) Prior to the formation of the Company in November 1999, certain crude oil sales were exempted from income tax. Upon formation of the Company, such exemption ceased to be available. A portion of the previously exempted items may become taxable at a later date in certain circumstances at the discretion of the tax authorities.

         (ii) The Group has unrecognised tax losses of RMB 1,789 (2002: RMB 1,748) arising from subsidiaries which file separate tax returns and the Group has not recognised a deferred tax asset for these tax losses subject to further improvement of their operations. In accordance with PRC tax law, tax losses may be carried forward by the subsidiaries against future taxable income for a period of five years, accordingly the tax losses will expire between 2005 and 2007. Deferred tax assets have been recognised for other deductible temporary differences.

30 CASH FLOWS FROM OPERATING ACTIVITIES

                                                                                              2003            2002
                                                                              NOTE             RMB             RMB
                                                                              ----            ----            ----
  Net profit                                                                                  69,614          46,910
  Adjustments for:
   Minority interests                                                                            636              99
   Taxation                                                                    10             28,072          22,231
   Depreciation, depletion and amortisation                                                   40,531          36,782
   Provision for shut down of manufacturing assets                              7              2,355           2,121
   Dry hole costs                                                                              4,691           3,527
   Share of profit of associated companies                                     15               (985)           (268)
   Impairment of receivables                                                    5              1,434             284
   Write down in inventories, net                                               5                136            (122)
   Impairment of available-for-sale investments                                 5                158               4
   Loss on disposal of property, plant and equipment                            5              1,048             647
   Loss on disposal of available-for-sale investments                                             21              21
   Loss on disposal of intangible and other assets                                               143              17
   Revaluation loss of property, plant and equipment                           14                391               -
   Dividend income                                                             16                (69)            (60)
   Interest income                                                                              (677)           (463)
   Interest expense                                                             8              2,346           3,516
  Changes in working capital:
   Accounts receivable and prepaid expenses and other current assets                           3,612           4,554
   Inventories                                                                                  (567)            157
   Accounts payable and accrued liabilities                                                    8,738           2,047
                                                                                             -------         -------
CASH GENERATED FROM OPERATIONS                                                               161,628         122,004
  Interest received                                                                              677             463
  Interest paid                                                                               (3,769)         (4,564)
  Income taxes paid                                                                          (19,716)        (19,562)
                                                                                             -------          ------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                    138,820          98,341
                                                                                             =======          ======

31 PENSIONS

         The Group participates in various retirement benefit plans organised by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 16% to 22% of the employees' basic salary for the relevant periods. The Group currently has no additional obligations for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above. Expenses incurred by the Group in connection with the retirement benefit plans were RMB 2,193 (2002: RMB 2,109) for the year ended December 31, 2003.

32 FINANCIAL INSTRUMENTS

         The Group holds or issues various financial instruments which expose it to credit, interest rate, foreign exchange rate and fair value risks. In addition, the Group's operations are affected by certain commodity price movements. The Group historically has not used derivative instruments for hedging or trading purposes. Such activities are subject to policies approved by the Group's senior management. Substantially all of the financial instruments the Group holds is for purposes other than trading. The Group regards an effective market risk system as an important element of the Group's treasury function and is continuously enhancing its systems. A primary objective is to implement certain methodologies to better measure and monitor risk exposures.

         (a) CREDIT RISK

         The carrying amounts of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk.

         The Group has no significant concentration of credit risk. Cash is placed with state-owned banks and financial institutions.

         (b)INTEREST RATE RISK

         The Group is exposed to the risk arising from changing interest rates. A detailed analysis of the Group's borrowings, together with their respective interest rates and maturity dates, are included in Note 26.

         (c) FOREIGN EXCHANGE RATE RISK

         Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally, and supply and demand for Renminbi. The official exchange rate for the conversion of Renminbi to US Dollars has generally been stable recently. As Renminbi is the measurement currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of

Renminbi may have positive or negative impacts on the results of operations of the Group. Because prices for the Group's crude oil and refined products are set generally with reference to US Dollar-denominated international prices, a devaluation of Renminbi against US Dollar may not have a negative impact on the Group's revenue, but may increase the cost incurred by the Group to acquire imported materials and equipment as well as the foreign currency-denominated obligations of the Group. On the other hand, an appreciation of Renminbi against US Dollar may decrease the Group's revenue, but the cost for acquiring imported materials and equipment may be reduced. The results of operations and the financial condition of the Group also may be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies other than US Dollar.

         (d) COMMODITY PRICE RISK

         The Group is engaged in a broad range of petroleum related activities. The hydrocarbon commodity markets are influenced by global as well as regional supply and demand conditions. The PRC government currently publishes prices for onshore crude oil, gasoline and diesel according to international benchmark prices. A decline in prices of crude oil and refined products could adversely affect its financial performance. The Group historically has not used commodity derivative instruments to hedge the potential price fluctuations of crude oil and other refined products. Therefore, during 2003 and 2002, the Group was exposed to the general price fluctuations of broadly traded oil and gas commodities.

         (e) FAIR VALUES

         The carrying amounts of the following financial assets and financial liabilities approximate their fair value: cash, short-term investments, trade receivables and payables, other receivables and payables, lease obligations, short-term borrowings and floating rate long-term borrowings. The fair value of the fixed rate long-term borrowings is likely to be different from their carrying amounts. As the majority of the borrowings are at variable rates, the difference between fair value and carrying amounts is likely to be immaterial.

33 CONTINGENT LIABILITIES

       (a) BANK AND OTHER GUARANTEES

       At December 31, 2003, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

                                                          2003       2002
                                                          ----       ----
                                                           RMB        RMB
                                                          ----       ----
Guarantee of borrowings of associated companies            448        962
                                                           ===        ===

         (b) ENVIRONMENTAL LIABILITIES

         CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

         (c) LEGAL CONTINGENCIES

         The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

         (d) LEASING OF ROADS, LAND AND BUILDINGS

         According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

         - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

         - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

         - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

         As at December 31, 2003, CNPC has obtained formal land use right certificates in relation to 24,046 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

         (e) GROUP INSURANCE

         Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

         (f) COST REDUCTION MEASURES

         The Group may further streamline its production facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plans. Management does not believe such plans will have a material adverse impact on the Group's financial position, but may have a material adverse effect on the Group's results of operations.

34 COMMITMENTS

         (a) OPERATING LEASE COMMITMENTS

         Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2003 and 2002 under non-cancellable operating leases are as follows:

                              2003        2002
                              ----        ----
                               RMB         RMB
                               ---         ---
First year                   2,552       2,403
Second year                  2,433       2,265
Third year                   2,409       2,255
Fourth year                  2,391       2,246
Fifth year                   2,380       2,248
Thereafter                  84,776      86,682
                            ------      ------
                            96,941      98,099
                            ======      ======

         Operating lease expenses for land and buildings and equipment were RMB 2,991 (2002: RMB 2,942) for the year ended December 31, 2003.

       (b) CAPITAL COMMITMENTS

                                                2003        2002
                                                ----        ----
                                                 RMB         RMB
                                                 ---         ---
Contracted but not provided for
   Oil and gas properties                        896         180
   Plant and equipment                        10,055       2,898
   Other                                         194         198
                                              ------       -----
                                              11,145       3,276
                                              ======       ======


         (c) EXPLORATION AND PRODUCTION LICENSES

         The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 296 (2002: RMB 202) for the year ended December 31, 2003.

       Estimated annual payments in the future are as follows:

                                 RMB
                                 ---
2004                             515
2005                             618
2006                             681
2007                             712
2008 and thereafter              712

         (d) DIVIDENDS

         Dividends received from the Company are likely to be one of the principal sources of funding for CNPC. Subject to the relevant provisions of the PRC Company law and the Articles of Association of the Company, CNPC, as major shareholder of the Company, may seek to influence the determination of the amount of dividends paid by the Company with a view to satisfying its cash flow requirements including those relating to its obligations to provide supplementary social services to its employees and a limited number of third parties. The Ministry of Finance has committed to provide subsidies to enable CNPC to fund a portion of future operating shortfalls arising out of CNPC's obligation to provide social services. The directors believe that these subsidies will substantially reduce CNPC's reliance on dividends from the Company.

35 ACQUISITION

         On April 22, 2002 the Group acquired all of the share capital of PetroChina International Indonesia Limited (formerly Devon Energy Indonesia Ltd.) ( "Devon") for RMB 2,068. This company is engaged in the exploration and production of crude oil and natural gas in Indonesia. The acquired business contributed turnover of RMB 632 and operating profit of RMB 132 to the Group for the year ended December 31, 2002.

         In addition, the Group increased its equity interests in PetroChina Tarim Oil (Gas) Transportation Limited ("Tashu") and Jilian (Jilin) Petrochemicals Limited ("Jilian") respectively by 53.1% in November and 35% in December 2002 for a total consideration of RMB 472, and the two entities became the subsidiaries of the Company at the respective dates of acquisitions. The acquired businesses did not contribute significant turnover and operating profit to the Group for the year ended December 31, 2002.

         Other than for land and buildings, the fair value of the net assets approximated the book value of the net assets acquired, and no plant closure provisions or other restructuring provisions were required.

         The assets and liabilities arising from the acquisitions at the respective dates of acquisitions were as follows:

                                                 DEVON      JILIAN      TASHU       TOTAL
                                                 -----      ------      -----       -----
                                                  RMB        RMB         RMB         RMB
                                                  ---        ---         ---         ---
Assets                                           2,145       1,050        897       4,092
Liabilities                                        (77)       (664)      (262)     (1,003)
                                                 -----      ------      -----       -----
                                                 2,068         386        635       3,089
Equity interest acquired                         100.0%       35.0%      53.1%
Fair value of net assets acquired                2,068         135        337       2,540
Less: Cash and cash equivalents acquired           (64)         (8)      (264)       (336)
Consideration not yet settled                        -         (54)         -         (54)
                                                 -----      ------      -----       -----
Cash outflow on acquisition                      2,004          73         73       2,150
                                                 =====      ======      =====       =====

36 MAJOR CUSTOMERS

         The Group's major customers are as follows:

                           2003                    2002
                    -------------------     ------------------
                                 % TO                   % TO
                                 TOTAL                  TOTAL
                    REVENUE     REVENUE     REVENUE    REVENUE
                    -------     -------     -------    -------
                      RMB          %          RMB         %
                    -------     -------     -------    -------
Sinopec              35,932          12      26,497         11
CNPC                  9,323           3       7,772          3
                    -------     -------     -------    -------
                     45,255          15      34,269         14
                    =======     =======     =======    =======

37 RELATED PARTY TRANSACTIONS

         The Group is part of a larger group of companies under CNPC and has extensive transactions and relationships with members of the CNPC group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

         CNPC itself is a state-owned enterprise. In accordance with a specific exemption in IAS 24, "Related Party Disclosure", the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions, other than those with other CNPC group companies and significant customers as described in Note 36.

         The majority of the Group's business activities are conducted with state-owned enterprises. Sale of certain products to these state-owned enterprises are at state-prescribed prices. The Group considers that these sales are activities in the ordinary course of business and has not accumulated or disclosed such related party transactions.

         As a result of the Restructuring (Note 1), the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract (Note 33(d)) under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.

         The term of the Comprehensive Products and Services Agreement is 10 years commencing from November 5, 1999. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

         The Land Use Rights Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

         Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years.

         The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Building Leasing Agreement.

         In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and entities controlled by CNPC during the periods indicated below:

                                                          NOTE        2003       2002
                                                          ----        ----       ----
                                                                      RMB        RMB
                                                          ----       ------     ------
Sale of goods                                              (a)        9,323      7,772
Fees paid for construction and technical services          (b)
  -Exploration and development services                    (c)       25,180     21,781
  -Other construction and technical services               (d)       15,688     16,324
Fees for production services                               (e)       16,042     15,743
Social services charge                                     (f)        1,326      1,243
Ancillary service charges                                  (g)        1,683      1,713
Interest income                                            (h)           30         25
Interest expense                                           (i)        1,052      1,086
Rental expense                                             (j)        2,001      1,916
Commission expense and other charges                       (k)          971        936

         Notes:

         (a) Represents sale of crude oil, refined and chemical products conducted principally at market prices.

         (b) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

         (c) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

         (d) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

         (e) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery.

         (f) These represent expenditures for social welfare and support services which are charged at cost.

         (g) Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc.

         (h) The Group had deposits placed with China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China, amounting to RMB 2,331 (2002: RMB 2,861) as of December 31, 2003. The deposits yield interest at prevailing saving deposit rates.

         (i) The Group had unsecured short-term and long-term loans from CP Finance amounting to RMB 25,188 (2002: RMB 24,702) as of December 31, 2003 included under loans from related parties. The loans were interest bearing at market rates.

         (j) Rental expenses are calculated in accordance with the lease agreements entered into between the Company and CNPC.

         (k) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

         (l) The Group had a 7.5% equity interest in CP Finance at a book value of RMB 299 as of December 31, 2003 and a 4.73% equity interest in CP Finance at a book value of RMB 94 as of December 31, 2002.

38 SEGMENT INFORMATION

         The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

         The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

         The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

         The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

         The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

         In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

         Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC in April 2002 the Group acquired all the share capital of Devon Energy Indonesia Ltd., a company engaging in the exploration and production of crude oil and natural gas in Indonesia. In April 2003, the Group acquired for RMB 679 a 50% interest in Amerada Hess Indonesia Holdings Co., which has a 30% interest in one of the oil and gas concessions that the Group acquired in 2002.

         The accounting policies of the operating segments are the same as those described in Note 3 - "Summary of Principal Accounting Policies".

         Operating segment information for the years ended December 31, 2002 and 2003 is presented below:

                   PRIMARY REPORTING FORMAT -BUSINESS SEGMENTS

        YEAR ENDED                       EXPLORATION    REFINING     CHEMICALS     NATURAL
       DECEMBER 31,                          AND          AND           AND        GAS AND
          2002                           PRODUCTION     MARKETING    MARKETING     PIPELINE     OTHER       TOTAL
       ------------                      -----------    ---------    ---------     --------     -----       -----
                                             RMB           RMB          RMB          RMB         RMB         RMB
                                             ---           ---          ---          ---         ---         ---
Turnover (including intersegment)            147,308      174,621       29,661       12,733          -      364,323
Less:
Intersegment sales                          (106,266)      (9,988)      (1,093)      (2,552)         -     (119,899)
                                         -----------    ---------    ---------     --------    -------     --------
Turnover from external customers              41,042      164,633       28,568       10,181          -      244,424
                                         -----------    ---------    ---------     --------    -------     --------
Depreciation, depletion
  and amortisation                           (21,972)      (7,144)      (6,336)      (1,213)      (117)     (36,782)
Segment result                                76,943       17,815       (1,217)       1,796       (462)      94,875
Other costs                                   (4,804)     (14,997)      (1,945)        (244)      (544)     (22,534
                                         -----------    ---------    ---------     --------    -------     --------)
Profit/(loss) from operations                 72,139        2,818       (3,162)       1,552     (1,006)      72,341
                                         -----------    ---------    ---------     --------    -------
Finance costs                                                                                                (3,369)
Share of profit/(loss)
 of associated companies                         (38)          12           (8)          71        231          268
                                                                                                           --------
Profit before taxation                                                                                       69,240
Taxation                                                                                                    (22,231)
Minority interests                                                                                              (99)
                                                                                                           --------
Net profit                                                                                                   46,910
                                                                                                           --------
Interest income(including
 intersegment)                                 1,942        1,061        1,136          109      4,499        8,747
Less:
Intersegment interest income                                                                                 (8,284)
                                                                                                           --------
Interest income from
 external entities                                                                                              463
                                                                                                           --------
Interest expense (including
  intersegment)                               (2,979)      (2,516)      (1,810)        (263)    (4,232)     (11,800)

Less:
Intersegment interest expense                                                                                 8,284
                                                                                                           --------
Interest expense to
 external entities                                                                                           (3,516)
                                                                                                           --------
Segment assets                               289,277      113,751       64,169       33,740    427,709      928,646
Elimination of intersegment
  balances                                                                                                 (449,642)
Investments in
  associated companies                         1,422        1,774          178            6        765        4,145
                                                                                                           --------
Total assets                                                                                                483,149
                                                                                                           --------
Segment capital expenditure
  - for property, plant and
    equipment                                 46,078       11,327        3,175       13,013        133       73,726
Segment liabilities                           89,663       68,701       44,318       22,488    113,236      338,406
Other liabilities                                                                                            20,927
Elimination of
  intersegment balances                                                                                    (197,714)
                                                                                                           --------
Total liabilities                                                                                           161,619
                                                                                                           ========

        YEAR ENDED                             EXPLORATION    REFINING     CHEMICALS     NATURAL
       DECEMBER 31,                                AND          AND           AND        GAS AND
          2002                                 PRODUCTION     MARKETING    MARKETING     PIPELINE     OTHER       TOTAL
       ------------                            -----------    ---------    ---------     --------     -----       -----
                                                   RMB           RMB          RMB          RMB         RMB         RMB
                                                   ---           ---          ---          ---         ---         ---
Turnover (including intersegment)                  177,271      223,584       39,211       15,067          -       455,133
Less:
Intersegment sales                                (128,963)     (16,867)      (2,263)      (3,261)         -      (151,354)
                                               -----------    ---------    ---------     --------     ------     ---------
Turnover from external customers                    48,308      206,717       36,948       11,806          -       303,779
                                               -----------    ---------    ---------     --------     ------     ---------

Depreciation, depletion and amortisation           (25,486)      (7,601)      (5,795)      (1,543)      (106)      (40,531)
Segment result                                      98,819       20,679        2,621        2,248       (713)      123,654
Other costs                                         (6,449)     (15,644)      (1,580)        (326)      (469)      (24,468)
                                               -----------    ---------    ---------     --------     ------     ---------
Profit/(loss) from operations                       92,370        5,035        1,041        1,922     (1,182)        99,186
                                               -----------    ---------    ---------     --------     ------
Finance costs                                                                                                       (1,849)
Share of profit/(loss) of
   associated companies                                (33)         104           42           13        859           985
                                                                                                                 ---------
Profit before taxation                                                                                              98,322
Taxation                                                                                                           (28,072)
Minority interests                                                                                                    (636)
                                                                                                                 ---------
Net profit                                                                                                          69,614

Interest income (including intersegment)             2,222          552          446          117      4,403         7,740
Less:
Intersegment interest income                                                                                        (7,063)
                                                                                                                 ---------
Interest income from                                                                                                   677
                                                                                                                 ---------
  external entities
Interest expense (including intersegment)           (2,537)      (1,686)        (843)        (356)    (3,987)       (9,409)

Less:
Intersegment interest expense                                                                                           7,063
                                                                                                                     --------
Interest expense to external entities                                                                                  (2,346)
                                                                                                                     --------
Segment assets                                        310,431      117,652       55,595       46,450    451,949       982,077
Elimination of intersegment balances                                                                                 (455,913)
Investments in associated companies                     1,184        1,889          232           41      2,225         5,571
                                                                                                                     --------
Total assets                                                                                                          531,735
                                                                                                                     --------
Segment capital expenditure
  - for property, plant and equipment                  52,813       13,915        3,903       13,530        138        84,299
Segment liabilities                                    86,050       58,372       17,634       33,535    104,326       299,917
Other liabilities                                                                                                      32,548
Elimination of intersegment balances                                                                                 (162,951)
                                                                                                                     --------
Total liabilities                                                                                                     169,514
                                                                                                                     ========

         Note (a)- Intersegment sales are conducted principally at market price.

         Note (b)- Segment result is profit from operations before other costs.
                   Other costs include selling, general and administrative expenses and other net expense.

         Note (c)- Segment results for the years ended December 31, 2002 and 2003 included impairment provision for property, plant and equipment (Note 14) and shut down of manufacturing assets (Note 7).

         Note (d)- Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

         Note (e)- Elimination of intersegment balances represents elimination of intersegment current accounts and investments.

               SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                            TURNOVER            TOTAL ASSETS       CAPITAL EXPENDITURE
                                       ------------------    ------------------    -------------------
YEAR ENDED DECEMBER 31,                 2003       2002       2003       2002       2003         2002
-----------------------                 ----       ----       ----       ----       ----         ----
                                         RMB        RMB        RMB        RMB       RMB          RMB
                                         ---        ---        ---        ---       ---          ---
PRC                                    302,854    243,792    529,209    480,873    83,645       71,774
OTHER (EXPLORATION AND PRODUCTION)         925        632      2,526      2,276       654        1,952
                                       -------    -------    -------    -------    ------       ------
                                       303,779    244,424    531,735    483,149    84,299       73,726
                                       =======    =======    =======    =======    ======       ======

39 ULTIMATE HOLDING COMPANY

         The directors regard CNPC, a state-owned enterprise established in the PRC, as being the ultimate holding company.

40 APPROVAL OF FINANCIAL STATEMENTS

         The financial statements were approved by the board of directors on March 24, 2004 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 18, 2004.

RESULTS OF OPERATIONS

                                                                      YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    2003                 2002
                                                                    ----                 ----
                                                                     RMB                  RMB
                                                                     ---                  ---
Sales and other operating revenues
  sales to third parties                                            48,308               41,042
  intersegment sales                                               128,963              106,266
                                                                   -------              -------
                                                                   177,271              147,308
Production costs excluding taxes                                   (30,691)             (29,913)
Exploration expenses                                               (10,577)              (8,095)
Depreciation, depletion and amortisation                           (21,060)             (18,302)
Taxes other than income taxes                                       (5,524)              (5,299)
                                                                   -------              -------
Profit before taxation                                             109,419               85,699
Taxation                                                           (32,376)             (25,958)
                                                                   -------              -------
Results of operations from producing activities                     77,043               59,741
                                                                   -------              -------
Profit from associated companies' results of
  operations from producing activities                                 324                  132
                                                                   -------              -------

CAPITALISED COSTS

                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                    2003                 2002
                                                                    ----                 ----
                                                                    RMB                  RMB
                                                                    ---                  ---
Property costs                                                           -                    -
Producing assets                                                   262,638              236,856
Support facilities                                                 106,172              101,142
Construction-in-progress                                            10,485                7,895
                                                                  --------             --------
Total capitalised costs                                            379,295              345,893
Accumulated depreciation, depletion
  and amortisation                                                (150,842)            (137,653)
                                                                  --------             --------
Net capitalised costs                                              228,453              208,240
                                                                  --------             --------
Share of associated companies' net
  capitalised costs                                                  1,604                  815
                                                                  --------             --------

COSTS INCURRED IN PROPERTY ACQUISITIONS, EXPLORATION AND DEVELOPMENT ACTIVITIES


                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          2003             2002
                                                          ----             ----
                                                           RMB              RMB
                                                           ---              ---
Property acquisition costs                                    -                -
Exploration costs                                        15,137           10,704
Development costs                                        39,587           35,558
                                                         ------           ------
Total                                                    54,724           46,262
                                                         ------           ------
Share of associated companies' costs of property
  acquisition, exploration, and development                 592              228
                                                         ------           ------

PROVED RESERVE ESTIMATES

         Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir's producing life.

         Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.

         The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources has issued production licenses effective March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms coextensive with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year maximum unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

         Proved reserve estimates as of December 31, 2002 and 2003 were based on a report prepared by DeGolyer and MacNaughton, independent engineering consultants. These reserve estimates were prepared for each oil and gas region (as opposed to individual fields within a region) and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company's reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

         Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

                                                          CRUDE OIL
                                                        AND CONDENSATE                NATURAL GAS
                                                        --------------                -----------
                                                     (MILLIONS OF BARRELS)      (BILLIONS OF CUBIC FEET)
                                                     ---------------------      ------------------------
Proved developed and undeveloped
  Reserves at January 1, 2002                                10,959                        36,103
    Changes resulting from:
      Revisions of previous estimates                           349                          (225)
      Improved recovery                                          31                             -
      Extensions and discoveries                                330                         3,540
      Purchases of minerals in place                             38                           193
      Production                                               (770)                         (794)
                                                             ------                        ------
  Reserves at December 31, 2002                              10,937                        38,817
    Changes resulting from:
      Revisions of previous estimates                           199                           278
      Improved recovery                                          81                             -
      Extensions and discoveries                                476                         2,853
      Purchases of minerals in place                              -                             -
      Production                                               (774)                         (879)
                                                             ------                        ------
  Reserves at December 31, 2003                              10,919                        41,069
                                                             ------                        ------
  Proved developed reserves at:
       December 31, 2002                                      9,198                        11,921
       December 31, 2003                                      8,885                        13,374
  Proportional interest in proved reserves
    of associated companies
       December 31, 2002                                         62                             2
       December 31, 2003                                         78                            78

         At December 31, 2003, 10,886 million barrels of crude oil and condensate and 40,877 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 33 million barrels of crude oil and condensate and 193 billion cubic feet of natural gas proved developed and undeveloped reserves are located in Indonesia.

STANDARDISED MEASURE

         The following disclosures concerning the standardised measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users' ability to project future cash flows.

         The standardised measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the two years in the period ended December 31, 2002 and 2003 is as follows (in millions of RMB):

At December 31, 2002
Future cash inflows                                                 2,710,152
Future production costs                                              (745,866)
Future development costs                                              (73,344)
Future income tax expense                                            (562,289)
                                                                    ---------
Future net cash flows                                               1,328,653
Discount at 10% for estimated timing of cash flows                   (713,267)
                                                                    ---------
Standardised measure of discounted future net cash flows              615,386
                                                                    ---------
At December 31, 2003
Future cash inflows                                                 2,991,193
Future production costs                                              (765,111)
Future development costs                                              (88,556)
Future income tax expense                                            (635,169)
                                                                    ---------
Future net cash flows                                               1,502,357
Discount at 10% for estimated timing of cash flows                   (807,037)
                                                                    ---------
Standardised measure of discounted future net cash flows              695,320
                                                                    ---------

Share of associated companies' standardised measure of discounted future net cash flows

At December 31, 2002                                                    2,612
At December 31, 2003                                                    3,744

         Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

         Changes in the standardised measure of discounted net cash flows for the Group for each of the two years ended December 31, 2002 and 2003 are as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                              -------------------------
                                                                                2003             2002
                                                                                ----             ----
                                                                                RMB              RMB
                                                                                ---              ---
CHANGES IN STANDARDISED MEASURE OF
  DISCOUNTED FUTURE CASH FLOWS
  Beginning of year                                                            615,386          405,999
  Sales and transfers of oil and gas produced, net of production costs        (146,580)        (116,977)
  Net changes in prices and production costs and other                          90,150          259,016
  Extensions, discoveries and improved recovery                                 65,150           53,024
  Development costs incurred                                                     1,730          (1,983)
  Revisions of previous quantity estimates                                      15,520           17,364
  Accretion of discount                                                         87,580           60,095
  Purchases of minerals in place                                                     -            2,351
  Net change in income taxes                                                   (33,616)         (63,503)
                                                                              --------         --------
  End of year                                                                  695,320          615,386
                                                                              --------         --------

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP


         The consolidated financial statements of the group appearing on pages 67 to 124 have been prepared in accordance with International Financial Reporting Standards (IFRS), which may differ in certain material respects from the accounting principles generally accepted in the United States of America (US
GAAP). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

         Effect on net income of significant differences between IFRS and US GAAP is as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        -----------------------
                                                                                          2003           2002
                                                                                          ----           ----
                                                                                          RMB            RMB
                                                                                          ---            ---
 Net income under IFRS                                                                   69,614         46,910
 US GAAP adjustments:
   Reversal of revaluation loss of property, plant and equipment                            391              -
   Depreciation charges on property, plant and equipment revaluation gain                 8,053          8,157
   Depreciation charges on property, plant and equipment revaluation loss                 (144)           (112)
   Loss on disposal of property, plant and equipment                                        451            224
   Income tax effect                                                                     (2,886)        (2,729)
   Minority interests                                                                       (60)           (60)
   One-time remedial payments for staff housing                                               -         (2,553)
                                                                                         ------         ------
 Net income under US GAAP                                                                75,419         49,837
                                                                                         ------         ------
 Basic and diluted net income per share under US GAAP (RMB)                                0.43           0.28
                                                                                         ------         ------

         Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       -----------------------
                                                                                         2003           2002
                                                                                         ----           ----
                                                                                          RMB            RMB
                                                                                          ---            ---

Shareholders' equity under IFRS                                                         356,613        316,676
US GAAP adjustments:
 Reversal of property, plant and equipment revaluation gain                             (80,555)       (80,549)
 Depreciation charges on property, plant and equipment revaluation gain                  37,273         29,220
 Reversal of property, plant and equipment revaluation loss                               1,513          1,122
 Depreciation charges on property, plant and equipment revaluation loss                    (480)          (336)
 Loss on disposal of property, plant and equipment                                          791            340
 Deferred tax assets on revaluation                                                      13,686         16,567
 Minority interests                                                                         364            424
 Effect on the retained earnings from the one-time remedial payments for
   staff housing borne by the state shareholder of the Company                           (2,553)        (2,553)
 Effect on the other reserves of the shareholders' equity from the one-time remedial payments for staff housing borne by the state
   shareholder of the Company                                                             2,553          2,553
                                                                                        -------        -------
Shareholders' equity under US GAAP                                                      329,205        283,464
                                                                                        -------        -------

       Changes in shareholders' equity under US GAAP for each of the years ended December 31, 2003 and 2002 are as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       -----------------------
                                                                                         2003           2002
                                                                                         ----           ----
                                                                                          RMB            RMB
                                                                                          ---            ---
 Balance at beginning of year                                                           283,464        251,914
 Net profit for the year                                                                 75,419         49,837
 Final dividend for year 2001                                                                 -         (8,839)
 Interim dividend for year 2002                                                               -         (8,811)
 Final dividend for year 2002                                                           (12,299)             -
 Interim dividend for year 2003                                                         (17,379)             -
 Contribution from CNPC to marketing enterprises                                              -             10
 Payment to CNPC for acquisition of marketing enterprises                                     -         (3,200)
 Contribution from CNPC for one-time remedial staff housing                                   -          2,553
                                                                                        -------        -------
 Balance at end of year                                                                 329,205        283,464
                                                                                        =======        =======

         In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

         A summary of the principal differences and additional disclosures applicable to the Group is set out below:

         (a) REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

         As described in Note 14 to the consolidated financial statements on pages 87 to 92, the property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

         The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

         The September 2003 revaluation resulted in a RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

         With respect to the RMB 872 revaluation gain resulting from the 2003 revaluation, RMB 98 were related to property, plant and equipment that in 1999 experienced revaluation loss, and were credited to the profit and loss account. The remaining RMB 774 was credited to the revaluation reserve in the shareholders' equity.

         With respect to the RMB 1,257 revaluation loss resulting from the 2003 revaluation, RMB 768 were related to property, plant and equipment that in 1999 experienced revaluation gain. The remaining RMB 489 were charged to the profit and loss account.

         The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2003 to December 31, 2003 was RMB 8,053, and from January 1, 2002 to December 31, 2002 was RMB 8,157.

         The depreciation charge on the revaluation loss from January 1, 2003 to December 31, 2003 was RMB 144, and from January 1, 2002 to December 31, 2002 was RMB 112.

         The loss on disposal of property, plant and equipment, which includes shut down of manufacturing assets, from January 1, 2003 to December 31, 2003 was RMB 451, and from January 1, 2002 to December 31, 2002 was RMB 224.

         For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

         (b) RELATED PARTY TRANSACTIONS

         The Group has disclosed in Note 36 to the consolidated financial statements on page 117, transactions with significant customers and in Notes 20, 21, 25, 26 and 37 transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in Note 36 and the transactions with the CNPC Group disclosed in Note 37. Although the majority of the Group's activities are conducted with the PRC government and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

         (c) ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

         The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and in January 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

         The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

         Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount that are payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group.

         (d) RECENT US ACCOUNTING PRONOUNCEMENTS

         Issued in January 2003 and revised in December 2003, FIN 46-R, "Consolidation of Variable Interest Entities", provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It is effective no later than the end of the first reporting period ending after March 15, 2004 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of the provisions of FIN 46-R is not expected to have a material effect on the consolidated financial statements of the Group.

CORPORATE INFORMATION

BOARD OF DIRECTORS
Chairman:                               Ma Fucai

Vice Chairman:                          Wu Yaowen              Ren Chuanjun

Executive Directors:                    Chen Geng              Su Shulin                       Wang Fucheng

Non-executive Directors:                Zheng Hu               Gong Huazhang                   Zou Haifeng

Independent Non-executive Directors:                           Chee-Chen Tung                  Liu Hongru
                                                               Franco Bernabe

Company Secretary:                      Li Huaiqi

SUPERVISORY COMMITTEE
Chairman:                               Li Kecheng

Supervisors:                            Chen Weizhong          Wen Qingshan
                                        Bai Xinhe              Sun Chongren
                                        Zhang Youcai           Wu Zhipan

SENIOR MANAGEMENT

                                        Duan Wende             Wang Guoliang                   Liu Baohe
                                        Jia Chengzao

AUTHORISED REPRESENTATIVES

                                        Wang Fucheng
                                        Li Huaiqi

COMPANY'S WEBSITE
      www.petrochina.com.cn

AUDITORS

      International Auditors
      PricewaterhouseCoopers
      Certified Public Accountants, Hong Kong
      22nd Floor
      Prince's Building
      Central
      Hong Kong

      Domestic Auditors
      PriceWaterhouseCoopers Zhong Tian CPAs Limited Company
      Certified Public Accountants, PRC
      12th Floor Shanghai ShuiOn Plaza
      333 Huai Hai Zhong Road
      Shanghai 200021
      PRC

LEGAL ADVISERS TO THE COMPANY

     as to Hong Kong law:                            as to United States law:
      Linklaters                                     Shearman & Sterling
      10th Floor,                                    12th Floor,Gloucester Tower
      Alexandra House                                The Landmark
      Chater Road                                    11 Pedder Street
      Central                                        Central
      Hong Kong                                      Hong Kong

      as to PRC law:
      King and Wood
      Level 30, North Office Tower
      Beijing Kerry Centre
      1 Guang Hua Lu
      Chaoyang District
      Beijing 100020
      PRC

LEGAL ADDRESS

World Tower, 16 Andelu
Dongcheng District
Beijing 100011
PRC

PLACE OF BUSINESS IN HONG KONG

Unit 3606
Tower Two, Lippo Centre
89 Queensway
Hong Kong

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1901-5
19/F Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Industrial and Commercial Bank of China              Bank of China
55 Fuxingmennei Avenue (Head Office)                 1 Fuxingmennei Avenue
Xicheng District                                     Xicheng District
Beijing, PRC                                         Beijing, PRC

China Construction Bank                              China Development Bank
25 Finance Street                                    29 Fuchengmenwai Street
Xicheng District                                     Xicheng District
Beijing, PRC                                         Beijing, PRC

Bank of Communications                               CITIC Industrial Bank
Tongtai Mansion, 33 Finance Street                   A27 Finance Street
Xicheng District                                     Xicheng District
Beijing, PRC                                         Beijing, PRC

DEPOSITORY

The Bank of New York
P.O. Box 11258
Church Street Station
New York NY 10286-1258
USA

PLACES OF LISTING

H Shares     The Stock Exchange of Hong Kong Limited
             Code: 857

ADSs         The New York Stock Exchange, Inc.
             Symbol: PTR

PUBLICATIONS

         As required by the United States securities laws, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission on or before June 30, 2004. The annual report on Form 20-F contains a more detailed discussion of the Company's business, operation results and financial conditions. Copies of the annual report as well as the Form 20-F, once filed with the United States Securities and Exchange Commission, will be available at:

PRC                  PetroChina Company Limited
                     16 Andelu
                     Dongcheng District
                     Beijing 100011

                     PRC
                     Tel:  (8610) 8488 6270
                     Fax: (8610) 8488 6260

Hong Kong            PetroChina Company Limited
                     Unit 3606
                     Tower Two, Lippo Centre
                     89 Queensway
                     Hong Kong
                     Tel:  (852) 2899 2010
                     Fax: (852) 2899 2390

USA                  The Bank of New York
                     P.O. Box 11258
                     Church Street Station
                     New York, NY 10286 - 1258
                     USA
                     Calling from within the US (toll-free): 1-888-BNY-ADRs Calling from outside the US: 610-312-5315
                     Email: shareowner-svcs@bankofny.com
                     Websites: http://www.adrbny.com
                           http://www.stockbny.com

         Shareholders can obtain a copy of this annual report as well as the Form 20-F, once filed with the United States Securities and Exchange Commission, through the internet address below:

         www.petrochina.com.cn

INVESTMENT INFORMATION FOR REFERENCE

         Please contact our Hong Kong Representative Office for other information of the Company.

DOCUMENTS AVAILABLE FOR INSPECTION

     The following documents are available for inspection at the Headquarters of the Company in Beijing:

1 The original of the annual report for 2003 signed by the Chairman of the Board;

2 The Financial Statements under the hand and seal of the Legal Representatives, the Chief Accountant and the Person in charge of the Accounting Department of the Company;

3 The original of the Financial Report under the seal of the Auditors and under the hand and seal of the Certified Public Accountants; and

4 Copies of all the English and Chinese announcements of the Company which have been published in Hong Kong newspapers during the period of the annual report.

NOTICE OF ANNUAL GENERAL MEETING

         NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the "COMPANY") for the year 2003 will be held at 9:00 a.m. on Tuesday, May 18, 2004 at Kempinski Hotel, 50 Liangmaqiao Lu, Chaoyang District, Beijing, the People's Republic of China (Postal Code 100016) to consider and authorise the following matters:

         1 to consider and approve the Report of the Board of Directors of the Company for the year 2003;

         2 to consider and approve the Report of the Supervisory Committee of the Company for the year 2003;

         3 to consider and approve the Audited Financial Statements of the Company for the year 2003;

         4 to consider and approve the declaration and payment of a final dividend for the year ended December 31, 2003 in the amount and in the manner recommended by the Board of Directors;

         5 to consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividend for the year 2004;

         6 to consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, as the domestic auditors of the Company, for the year 2004 and to authorise the Board of Directors to fix their remuneration;

         7 to consider the election of directors of the Company;

         8 to consider the election of supervisors of the Company;

         9 to consider and, if thought fit, to pass the following as special resolution:

"THAT:
         (a) the Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in subparagraph (b) of this Resolution;

         (b) the Board of Directors be and is hereby granted, during the Relevant Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

         (i) such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

         (ii) the aggregate nominal amount of the domestic shares and overseas listed foreign shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to (x) a Rights Issue, or (y) any option scheme or similar arrangement adopted by the Company from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20% of each of the aggregate nominal amount of the domestic shares and overseas listed foreign shares of the Company in issue as at the date of this Resolution; and

         (iii) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

         (c) for the purposes of this Resolution:

         "Relevant Period" means the period from the passing of this Resolution until the earliest of:

         - the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

         - the expiration of the 12-month period following the passing of this Resolution; or

         - the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

         " Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

         (d) contingent on the Board of Directors resolving to issue shares pursuant to subparagraph (b) of this Resolution, the Board of Directors be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares (including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to subparagraph (b) of this Resolution)";

         10 to consider and approve other matters, if any.

                                                           By Order of the Board
                                                                       LI HUAIQI
                                                          Secretary to the Board
                                                                  March 24, 2004

         NOTES:

         1. The annual report for the year 2003 will include the Report of the Directors for the year 2003, the Report of the Supervisory Committee for the year 2003 and the Audited Financial Statements of the Company for the year 2003 for review by the shareholders. The annual report for the year 2003 is expected to be despatched to shareholders at the addresses as shown in the register of members of the Company on or before April 30, 2004.

         2. The register of members of the Company will be closed from Sunday, April 18, 2004 to Tuesday, May 18, 2004 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and State-owned shares whose names appear on the register of members of the Company at 4:00 p.m. on Friday, April 16, 2004 are entitled to attend the annual general meeting.

         The address of the share registrar of the Company's H shares is:
         Hong Kong Registrars Limited
         Rooms 1901-1905,
         19/F Hopewell Centre,
         183 Queen's Road East,
         Hong Kong

         3. Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a shareholder of the Company. Each shareholder who wishes to appoint a proxy should first review the annual report for the year 2003, which is expected to be despatched to shareholders on or before April 30, 2004.

         4. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

         5. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of State-owned shares, the form of proxy and the notarised power of attorney or other document of authorisation (if any) must be delivered to the Secretariat of the Board of Directors of the Company not less than 24 hours before the time appointed for the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period.

         6. Shareholders who intend to attend the annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Tuesday, April 27, 2004 personally or by mail or fax.

         7. The annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending the annual general meeting are responsible for their own transportation and accommodation expenses.

         8. The address of the Secretariat of the Board of Directors is as follows:

         World Tower
         16 Andelu, Dongcheng District,
         Beijing, PRC
         Postal code: 100011
         Contact person: Li Huaiqi
         Tel:  (8610) 8488 6270
         Fax: (8610) 8488 6260

MAJOR EVENTS IN 2003

March

         - The Company entered into the Cooperative Framework Agreement with China Ocean Shipping (Group) Company ("COSCO") for cooperation in developing the ship fuel oil market. It is preliminarily agreed that both parties will restructure China Marine Bunker Supply Company ("CMBSC"), a subsidiary of COSCO, into a company with limited liability by jointly injecting capital into CMBSC.

         - The Company held an inception ceremony in Jiayuguan City, Gansu Province for the commencement of construction of the Gansu section of the West-East Pipeline project. The Gansu section of the West-East Pipeline starts from Anxi County, Gansu Province and ends at Jingtai County, Gansu Province, stretching along the Lanzhou-Xinjiang Railway to the Hexi Corridor and crossing 12 cities and counties including Liuyuan, Yumen, Jiayuguan, Jiuquan, Zhangye and Wuwei. With a total length of 976 kilometres, it is the longest section of the West-East Pipeline project among all provinces, regions and cities.

         - The Company held the second meeting of the second Board of Directors in Beijing and adopted resolutions on the following matters: the Company's Financial Statements for the year 2002, the Company's annual report for the year 2002 (for publication in Hong Kong), President Work Report for the year 2002, Report on Performance Assessment and Formulation of Performance Contract Relating to Management Members Headed by President for the year 2003, issue of corporate bonds by the Company, establishment of the capital operation department, authorisation for the Board of Directors to determine the Company's distribution of interim dividend, and convening of 2002 annual general meeting.

         - The Company received a number of awards in the survey of "Asia's Best Companies 2003 - China" held by FinanceAsia, the most influential publication in the Asian Pacific capital markets.

April

         - The Company announced that it completed the acquisition of 50% of the interests of Amerada Hess Indonesia Holdings Co. ("AHIH"), a subsidiary of an American company Amerada Hess, at a consideration of approximately US$82 million in cash, including operating capital. PETRONAS acquired the remaining 50% of interests of AHIH on the same terms. AHIH, the Company and PETRONAS held 30% of interests each in the Jabung Block PSC, with PERTAMINA holding the other 10%. The Company was the operator of the PSC.

         The acquisition of AHIH also included Amerada Hess' 20% interests in an associated downstream project, which was for the construction of facilities for the processing and sales of LPG and light naphtha. Part of the acquisition prices for the project would be made payable to Amerada Hess only when certain milestones were reached on this project.

         The Jabung PSC is located onshore Sumatra and includes the North Geragai, Makmur, Gemah, Northeast Betara and North Betara oil and gas fields. The Company's other upstream interests in Indonesia include Tuban Block, South Jambi B Block, Bangko Block, Salawati Basin and Salawati Island Blocks.

May

         - The 2002 annual general meeting of the Company was held in Beijing, at which resolutions on the following matters were adopted: approval of the Report of Board of Directors for the year 2002, approval of the Report of the Supervisory Committee for the year 2002, approval of the financial statements of the Company for the year 2002, approval of the Company's profit distribution plan for the year 2002, approval of the authorisation of the Board of Directors to determine on the distribution of interim dividend for the year 2003, approval of the proposal of appointment of domestic and foreign accounting firms for the Company for the year 2003, approval of the issue of the corporate bonds of the Company, approval of election of Mr Wang Fucheng to be director of the Company, approval of election of Mr Zheng Fu to be director of the Company, and approval of election of Mr Franco Bernabe to be independent director of the Company.

June

         - The Company and the Industrial and Commercial Bank of China held an inaugural ceremony in Beijing to launch the trial operation of the Peony Transportation Card gas service application system. The Company's service stations in Beijing began to accept Peony Transportation Card. The trial operation of this system established the first milestone of the project. It enabled payments and settlements at PetroChina's service stations in Beijing to be effected by both the Peony Transportation Card and the PetroChina Gas Card, thus providing convenient multi-purpose card services to three million holders of the Peony Transportation Card. It also helped to provide experience for the "All in One Card" style management and services planned to be used in the 2008 Olympics in Beijing.

July

         - Business Week, a highly influential magazine in the international business world, published its Global 1000 and Emerging Market 200 rankings (based on stock market value). On the Emerging Market 200 ranking, the Company leaped from 83rd in 2002 to 3rd in 2003 with a market value of US$43.512 billion, ranking the 2nd among elected Chinese companies.

August

         - The Company and its cooperative partner Apache (NYSE: APA) announced that they achieved first production at the Zhaodong Block in Dagang, Baohai Bay, China with an output of 6,000 barrels of oil per day. It is expected that the output would reach the highest level of 22,000 barrels of oil per day in the first quarter of 2004. As an independent oil and gas company, Apache conducts operations in the United States, Canada, North Sea in Britain, Egypt, West Australia, China and Argentina. The Zhaodong Project was initially launched in 1993. Oil was first discovered in the block with an area of 197 square kilometers in 1994. With some other discoveries, including the new discovery of a high-yield well in 1997, the block proved to have potential for future development.

         - The Company held the third meeting of the second Board of Directors in Beijing. During the meeting, resolutions on the following matters were adopted: the Company's interim financial statements for the year 2003, the Company's provision for interim dividend for the year 2003 and the adjustment of the Company's 2003 investment plan.

         - The commissioning ceremony for the construction of the Zhongxian-Wuhan Gas Pipeline Project was held in Yichang, Hubei Province. The Zhongxian-Wuhan Gas Pipeline Project comprises the trunk pipeline from Zhongxian County, Chongqing to Wuhan, Hubei Province as well as the three branch pipelines from Jingzhou to Xiangfan, from Qianjiang to Xiangtan and from Wuhan to Huangshi. With a total length of 1347.3 kilometers, the Zhongxian-Wuhan Pipeline represents an artery of energy resources connecting the Chuanyu Gas Block as well as Hubei and Hunan Provinces. The commissioning of this project marked the full-scale implementation of another long-distance natural gas transmission pipeline project invested and constructed by the Company subsequent to the West-East Pipeline project. The natural gas of the Zhongxian-Wuhan Pipeline originates from the Sichuan Basin in which the total volume of natural gas resources exceeds 7,000 billion cubic meters and the proved geological reserves amount to more than 680 billion cubic meters. Currently, the downstream users in Hunan and Hubei Provinces have entered into gas supply and utilisation contracts with 27 users. The natural gas will be mainly used in projects relating to petrochemistry, power generation, construction materials, metallurgy, urban gas, etc.

         - In the 2003 Report on Asian Securities Investment published by the Research Institute of Institutional Investors, the Company was named the Best Investor Relations Company (China) (Buyer--Funds Manager).

September

         - The Company was rated Best Investor Relations and Best Corporate Governance (under the category of energy resources industry) by Asiamoney, a very influential publication in capital markets in the Asia-Pacific Region.

October

         - The Jingbian-Shanghai section of the West-East Pipeline project was officially put into production and operated on a trial basis, thereby establishing a strong and solid foundation for the formal supply of gas to the commercial sector in Shanghai. With a total length of 1,485 kilometers, the eastern section of the West-East Pipeline project stretches from Jingbian, Shaanxi Province to Baihe Town, Shanghai, crossing the six provinces of Shaanxi, Shanxi, Henan, Anhui, Jiangsu and Zhejiang and the city of Shanghai. Recently, the Company has made further substantial achievements in opening up markets. The Company has initialled gas supply and utilisation agreements with 19 downstream users, including Shanghai Natural Gas Network Co. Ltd. and Yangtse-BASF Co, Ltd. , in such provinces and cities as Hehan, Anhui, Jiangsu and Shanghai.

November

       - The welding work of the whole trunk pipeline with a length of 2,330 km in the western section (Lunnan-Jingbian) of the West-East Pipeline project was completed. This established a strong and solid foundation for the full completion of the whole pipeline of the West-East Pipeline project at the end of 2004 and the transmission of natural gas in Tarim, Xinjiang Province to Shanghai in early 2005. The West-East Pipeline project stretches from the western section in the Tarim Gas Field in Xinjiang Province to the eastern section in Jingbian, Shaanxi Province, crossing the four provincial blocks of Xinjiang, Gansu, Ningxia and Shaanxi. The welding work of the whole trunk pipeline in the western section was completed.

       - The Company held the fourth meeting of the second Board of Directors in Beijing. During the meeting, resolutions on the following matters were adopted: the Company's Budget Report for the year 2004 and the reporting of the Company's Budget Report for the year 2004.

       - The Company was rated by Standard & Poor's, a world renowned rating institution, as one of "China's Top 50 Companies".

December

       - The winter emergency additional transmission project of the Shaan-Jing transmission pipeline system - the main natural gas supply pipeline in Beijing - was completed ahead of schedule with high quality and operated in an efficient manner. Thereupon, the winter daily peaking gas supply capacity of the pipeline increased from 16.1 million cubic meters to 26.3 million cubic meters. This project was tantamount to the construction of a new Shaan-Jing pipeline in terms of an increase in the daily peaking capacity by 10.2 million cubic meters. The completion of this project ensured that the supply of natural gas would meet the significant increase in the demand for natural gas in Beijing during the winter season this year.

       - A gas blowout occurred at the Company's Luojia No. 16H gas well in Kaixian, Chongqing. The gas well was contracted for drilling by the No. 12 Drilling Team of Chuandong Drilling Company under the Sichuan Oil Administration Bureau, a subsidiary of CNPC. This was a serious accident which resulted in the poisoning, injury and death of many people living in the surrounding areas. The accident has not resulted in a material adverse effect on the Company's results of operations and financial position, but it has already prompted the Company to pay serious attention to production safety.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     PetroChina Company Limited

Dated: April 16, 2004                                By: /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:   Li Huaiqi
                                                     Title:  Company Secretary